División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas, 05 December 2008.

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.
Capital Autorizado: Bs. 45.880.188,oo Capital Suscrito: Bs. 22.940.094,oo Capital Pagado: Bs. 22.940.094,oo

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:----------------------------

[Letterhead of MANPA]

Caracas, June 9, 2008.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

Attached hereto please find the original of the Commercial Registration of the General Shareholders´ Meeting of this company held on April 18, 2008 as well as the newspaper ads of decreed dividends in such Meeting, which were published in two (2) newspapers of major circulation.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS E. DELFINO T. (signed) Illegible.

President.

Enclose as indicated.

RIF J-00023530-9--

BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR THE INTERIOR AND JUSTICE. FIRST COMMERCIAL REGISTRY OFFICE of the Judicial Circuit of the Capital District and Miranda State.

Lawyer REBECA LEON GIL, ACTING FIRST COMMERCIAL REGISTRAR OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE, DOES HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed, which original is inserted to Volume 45-A-Pro, Number 78 of the year 2008 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.

THIS FOLIO BELONGS TO : MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. 10/XIO.

Translator's Note:

At the upper right margin of this first folio there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." There is also a round wet seal that reads as follows: "National Securities and Exchange Commission. 2008 June (illegible)P 3:36 FILE RECEIVED."--

Citizen

Commercial Registrar of the Judicial Circuit of the Federal District and Miranda State.

Your Office.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251 before you I respectfully appeared to inform you that in **General Shareholder's Meeting** of my principal held on **April 18, 2008** the following was approved:

1.- The Financial Statements corresponding to the fiscal year between January the 1st and December the 31st of 2007, prepared under the International Financial Reporting Standards (IFRS) adopted by the company, pursuant to Resolutions of the National Securities and Exchange Commission Nos.157-2004 and 177-2005 in view of the reports by the Board of Directors and the Statutory Auditors.

2.-Electing the members of the Board of Directors and their Alternates for the next statutory period, being comprised as follows: Main Directors: CARLOS DELFINO T.; JUAN CARLOS CARPIO, ALFREDO TRAVIESO P., GUSTAVO GÓMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTÍNEZ PEREZ, and JULIO BUSTAMANTE, and Alternate Directors: ALBERTO DELFINO T., RICARDO DELFINO MONZON, ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO DELFINO, CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S. and ANGEL J. RAMIREZ O. All the aforementioned individuals are Venezuelan citizens, of legal age and of this domicile.

3.- Issuing Unsecured Bonds up to an amount of SIXTY-FIVE MILLION BOLIVARS (Bs.65, 000,000.00) per year. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount, dividends notified to the National Securities and Exchange Commission, payable on the fifth business day following this last date (effective date of registering the benefit). Likewise, the Board of Directors was delegated setting registry and payment dates.

I attach hereto an authorized copy of the Minute of Shareholder's Meeting referred to together with a counterpart of the reports by the Board of Directors, the Statutory Auditors and the External Auditors as well as the Financial Statements approved in such Meeting, so that they are registered and filed to the company file kept by that Registry Office.

Likewise, I request you please to issue five (5) certified copies of the present participation.

Caracas, at the date of its presentation (signed) Illegible. ———————————

BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR THE INTERIOR AND JUSTICE. FIRST COMMERCIAL REGISTRY OFFICE of the Judicial Circuit of the Capital District and Miranda State.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Caracas, on the Sixth (6th) day of May of the year Two Thousand Eight. Historical years 198 and 148. The foregoing participation having been acknowledged as presented by its signatory for its registration with the Commercial Registry Office and, fixing. Let it be issued in conformity and let it be added to the original file. The foregoing document was drawn up by Lawyer NELLY GONZALEZ DIAZ IPSA N31291, and it is registered with the Commercial Registry under No.78, Volume 45-A-Pro. Fees paid Bs.1294.44 as per Form RM N.653025, Bank No.FM02430113 amounting to Bs.55.20. Identification was made as follows: CARLOS DELFINO T., I.D. Card v-3659617.

Registration of this document was anticipated pursuant to the provisions of Article 28 of the Public Registry and Notary Office Law. The undersigned, Acting First Commercial Registrar does hereby evidence that for this granting officer Inger Rondón bearer of Identity Card No.12501187 moved to the following address: Avenida Francisco de Miranda con Avenida El Parque,Torre Country Club, Piso 9, Chacaito. This document was revised by Lawyer Evelisse Alvarez, officer from the Legal Department and by Lawyer Nancy El Hamouis, officer of the Department.

The First Commercial Registrar, Lawyer REBECA LEON GIL (signed) Illegible.

This folio belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

DIV-10/XIO ---

CARACAS, ON THE SIXTH (6TH) DAY OF MAY OF THE YEAR TWO THOUSAND EIGHT. (SIGNED) CARLOS DELFINO T., LAWYER REBECA LEON GIL. THE PRESENT CERTIFIED PUBLICATION COPY IS ISSUED AS PER FORM No.653025.

10/XIO

LAWYER REBECA LEON GIL (signed) Illegible.

ACTING FIRST COMMERCIAL REGISTRAR.--------------------------------------

BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR THE INTERIOR AND JUSTICE. FIRST COMMERCIAL REGISTRY OFFICE of the Judicial Circuit of the Capital District and Miranda State.

Lawyer REBECA LEON GIL, ACTING FIRST COMMERCIAL REGISTRAR OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE, DOES HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed, which

original is inserted to Volume 45-A-Pro, Number 79 of the year 2008 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.

THIS FOLIO BELONGS TO : MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

16/YUB. --

Citizen

Commercial Registrar of the Judicial Circuit of the Federal District and Miranda State.

Your Office.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251 before you I respectfully appeared to inform you that in meeting of the **Board of Directors** of my principal held on **April 18, 2008** the following was approved:

1. CARLOS DELFINO T was ratified as President; CELESTINO MARTINEZ PEREZ as First Vice-President and CARLOS HENRIQUE PAPARONI M. as Second Vice-President.

2. ALEJANDRO DELFINO T. was ratified as Executive President, everything as provided for by the Seventh Clause of the Articles of Incorporation/By-Laws of the company.

3. The Board of Directors exercising the powers vested upon it by the General Shareholders´ Meeting on April 18, 2008 set May 8, 2008 as registry date (deadline of transaction with benefit) and May 15, 2008 as payment date (effective date of registering the benefit), of the ordinary cash dividend of Fifteen Cents of Strong Bolivars (BsF0.15) per share decreed by the aforementioned Shareholders´ Meeting.

Certification of the minute of the Board of Directors No.974 dated April 18, 2008 is enclosed hereto to be registered and filed together with the company file kept by this Registry Office.

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA REPUBLICA DE VENEZUELA

6

Likewise, I do hereby request please to issue five (5) certified copies of this participation and of the Minutes of the Board of Directors.

Caracas, at the date of its presentation. (signed) Illegible. ----------------------------

BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR THE INTERIOR AND JUSTICE. FIRST COMMERCIAL REGISTRY OFFICE of the Judicial Circuit of the Capital District and Miranda State.

Caracas, on the Sixth (6th) day of May of the year Two Thousand Eight. Historical years 198 and 148. The foregoing participation having been acknowledged as presented by its signatory for its registration with the Commercial Registry Office and, fixing. Let it be issued in conformity and let it be added to the original file. The foregoing document was drawn up by Lawyer NELLY GONZALEZ DIAZ IPSA N31291, and it is registered with the Commercial Registry under No.79, Volume 45-A-Pro. Fees paid Bs.259.44 as per Form RM N.653028, Bank No.FM02430112 amounting to Bs.55.20. Identification was made as follows: CARLOS DELFINO T., I.D. Card v-3659617.

Registration of this document was anticipated pursuant to the provisions of Article 28 of the Public Registry and Notray Office Law. The undersigned, Acting First Commercial Registrar does hereby evidence that for this granting officer Inger Rondón bearer of Identity Card No.12501187 moved to the following address: Avenida Francisco de Miranda con Avenida El Parque,Torre Country Club, Piso 9, Chacaito. This document was revised by Lawyer Evelisse Alvarez, officer from the Legal Department and by Lawyer Nancy El Hamouis, officer of the Department. Review of the Book of Prohibitions was made by Officer Fernando de Pasquale, I.D. Card No.6964921.

The First Acting Commercial Registrar, Lawyer REBECA LEON GIL (signed) Illegible.

This folio belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

DIV-160/YUB --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, a company of this domicile, do hereby certify that: the Minutes herein below transcribed is

a true and exact copy of its original that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"**Record No.974**: As of today, at 12:30 p.m., on the Eighteenth (18th) day of September of the year Two Thousand Eight, there gathered the members of the Board of Directors: Carlos Delfino T.; Celestino Martínez P., Carlos H. Paparoni, Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Gustavo Gómez-Ruiz, Elena Delfino, Alberto Delfino and Gustavo Paparoni. Likewise, Alejandro Delfino T. and José Gaetano Paparoni, Advisor, were also present.

1. Pursuant to the provisions set forth in Clause 7 of the Articles of Incorporation/By-Laws of the company the Board of Directors agreed ratifying for the positions of company President, First Vice-President and Second Vice-President: Carlos Delfino T.; Celestino Martínez P., and Carlos Henrique Paparoni, respectively.
2. The Board of Directors agreed to ratify Lic. Alejandro Delfino T. as Executive President, pursuant to the provisions of Clause 7 of the Articles of Incorporation/By-laws of the company.
3. The Board of Directors decided to approve May 8, 2008 as registry date (deadline of transaction with benefit) and May 15, 2008 as payment date (effective date of registry with benefit) of the dividend approved by the General Shareholders' Meeting held on this same date, which decreed an ordinary cash dividend of Fifteen Cents of Strong Bolivar (BsF.0.15) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net earnings corresponding to the fiscal year ended at December 31, 2007. Dividends will be paid at the company premises situated in Avenida Francisco de Miranda, esquina con Av El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

This certification is issued in Caracas on the Twenty-Second (22nd) day of April of the year Two Thousand Eight."

MANUFACTURAS DE PAPEL. C.A

CARLOS DELFINO T. (signed) Illegible.

Chairman of the Board of Directors.

Caracas, on the Sixth (6th) day of May of the year Two Thousand Eight. (signed) CARLOS DELFINO T. Lawyer REBECA LEON GIL. THIS CERTIFIED PUBLICATION COPY IS ISSUED AS PER FORM No.653028.

16/YUB

Lawyer REBECA LEON GIL (signed) Illegible.

ACTING FIRST COMMERCIAL REGISTRAR. --

Translator's Note: By the Registrar's signature there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." AT the upper left margin of this document there is a wet seal that reads as follows: "Nelly González Díaz (signed) Illegible. Lawyer. Inpreabogado (Lawyer's Social Security Institute) No.31291." ----------------------

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.981 dated October 2, 2008 decided to set the record date and payment of dividends, giving effect to that approved as of October 2, 2008 by the Special Shareholders' Meeting, which decreed an extraordinary cash dividend of Twenty-Five Strong Bolivar Cents (BsF.0.25) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings at December 31, 2007 in favor of shareholders registered on the fifth business day following publication in one (1) newspaper of major national circulation, that is on October 10, 2008 (deadline of transaction with benefit) payable on the fifth business day following that date, that is from October 17, 2008 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, October 5, 2008. (signed) Illegible. ---

[El Nacional. Caracas, Venezuela. October 5, 2008. BsF 2.50 Year LXVI. No.23388 Established in 1943 Caracas - Venezuela]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.981 dated October 2, 2008 decided to set the record date and payment of dividends, giving effect to that approved as of October 2, 2008 by the Special Shareholders' Meeting, which decreed an extraordinary cash dividend of Twenty-Five Strong Bolivar Cents (BsF.0.25) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings at December 31, 2007 in favor of shareholders registered on the fifth business day following publication in one (1) newspaper of major national circulation, that is on October 10, 2008 (deadline of transaction with benefit) payable on the fifth business day following that date, that is from October 17, 2008 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, October 5, 2008. (signed) Illegible. ---------------------------------------

Translator's Note:

At the upper right margin of the first page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2008. June 10 P 3:36. FILE RECEIVED." --------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November the 21st, 2008.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 9 de junio de 2008

COMISION NACIONAL DE VALORES
2008 JUN 10 P 3:35

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

Anexo a la presente les remito originales del Registro Mercantil de la Asamblea General Ordinaria de Accionistas de esta empresa celebrada el día 18 de abril de 2008, así como de los avisos del pago de dividendos decretado en dicha Asamblea, los cuales fueron publicados en dos (2) diarios de mayor circulación.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo lo indicado

RIF-J-00023530-9
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

COMISION NACIO...

2008 JUN 10

REPUBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y EDO. MIRANDA

Abog. REBECA LEON GIL, REGISTRADORA MERCANTIL PRIMERA SUPLENTE

DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 45-A-Pro... Número: 78 del año 2008

así como La Participación, Documento Y Nota que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL C.A (MANPA) S.A.C.A.

10/XIO

1.

COMISION NACIONAL
DE VALORES

2008 JUN 10 P 3: 36

RECIBIDO

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

3251

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la **Asamblea General Ordinaria de Accionistas de mi representada celebrada el 18 de abril de 2008,** fue aprobado lo siguiente:

1° **Los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2007**, elaborados bajo las Normas Internacionales de Información Financiera (NIFF´s), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los Informes de la Junta Directiva y de los Comisarios.

2° **La elección de los Miembros de la Junta Directiva y sus Suplentes para el próximo período** estatutario, quedando integrada por las siguientes personas: **Directores Principales:** CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ y JULIO BUSTAMANTE y **Directores Suplentes:** ALBERTO DELFINO T., RICARDO DELFINO MONZON., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO DELFINO, CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S. y ANGEL J. RAMIREZ Ø. Todas las personas nombradas son venezolanas, mayores de edad y de este domicilio.

3° **La emisión de Obligaciones Quirografarias** hasta por un monto máximo de **SESENTA Y CINCO MILLONES DE BOLÍVARES (Bs.F. 65.000.000,oo)** por año. Igualmente, se delegó en la Junta Directiva, por un plazo no mayor de dos (2) años, las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto

3251

dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Asimismo, delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de la Asamblea de Accionistas referida y un ejemplar de los informes de la Junta Directiva, de los Comisarios y de los Auditores Externos, así como de los Estados Financieros aprobados en dicha Asamblea.

Asimismo, solicito se sirva expedir cinco (05) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.

Carlos Lufino

COMISION NACIONAL
DE VALORES

2008 JUN 10 P 3:36

REPUBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y EDO. MIRANDA

Caracas, seis (06) de Mayo del Año 2008 (198 y 149). Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por ABOGADO NELLY GONZALEZ DIAZ IPSA N.: 31291 , se inscribe en el Registro de Comercio bajo el N.: -78- TOMO -45-A- PRO.. Derechos Pagados Bs.F.1294.44 Según Planilla R.M. N°653025, Banco N°FM02430113 Por Bs.F.:55.20. La identificación se efectuó así: CARLOS DELFINO T., C.I: 3659617.

La presente inscripción se anticipo por urgencia jurada conforme al artículo 28 de la Ley de Registro Público y del Notariado. Quien suscribe, La Registradora Mercantil Primera Suplente deja constancia que para este otorgamiento se trasladó el funcionario Inger London. titular de la Cédula de Identidad N° 12501187. a la siguiente dirección: Avenida Francisco de Miranda, con Avenida El Parque Torre Country Club, Piso 9, Chacaito

El presente documento fue revisado por la Abog.Evelisse Alvarez funcionaria del Dpto. Legal y por el Abog. Nancy el Hamouis. funcionario del Dpto.

La Registradora Mercantil Primera Suplente
Fdo. Abog. REBECA LEON GIL

ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL C.A (MANPA) S.A.C.A.
DIV- 10/XIO

CARACAS, Seis (06)...... DE ...Mayo........ DEL AÑO DOS MIL Ocho..... (FDOS.) CARLOS DELFINO T., Abog. REBECA LEON GIL SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA N°: 653025

10/XIO

Abog. REBECA LEON GIL

REGISTRADORA MERCANTIL PRIMERA SUPLENTE

REPÚBLICA BOLIVARIANA DE VENEZUELA Circunscripción Judicial Distrito Capital y Edo. Miranda REGISTRO MERCANTIL PRIMERO

COMISION NACIONAL DE VALORES

2008 JUN 10 P 3:

REPUBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y EDO. MIRANDA

Abog. REBECA LEON GIL, REGISTRADORA MERCANTIL PRIMERA SUPLENTE

DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 45-A-Pro... Número: 79 del año 2008

así como La Participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente

5

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

16/YUB

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

3251

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en reunión de **JUNTA DIRECTIVA** de mi representada de fecha 18 de abril de 2008 fue aprobado lo siguiente:

1. Se ratificó como Presidente: a CARLOS DELFINO T.; Primer Vicepresidente: CELESTINO MARTINEZ PEREZ, y Segundo Vicepresidente: a CARLOS HENRIQUE PAPARONI M.
2. Se ratificó como Presidente Ejecutivo: a ALEJANDRO DELFINO T., todo de conformidad con lo dispuesto en la Cláusula Séptima del Documento Constitutivo-Estatutos de la compañía.
3. La Junta Directiva haciendo uso de las facultades conferidas por la Asamblea General Ordinaria de Accionistas de fecha 18 de abril de 2008, estableció como fecha de registro (fecha límite de transacción con beneficio) el 08 de mayo de 2008 y como fecha de pago (fecha efectiva de registro del beneficio) el 15 de mayo de 2008, del dividendo ordinario en efectivo de Quince Céntimos de Bolívar Fuerte (Bs.F.0,15) por acción decretado por la mencionada Asamblea de Accionistas.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, certificación del Acta de la Junta Directiva N° 974 de fecha 18 de abril de 2008.

Asimismo, solicito se sirva expedir cinco (5) copias certificadas de la presente participación y del Acta de la Junta Directiva.

Caracas, a la fecha de su presentación.

COMISION NACIONAL
DE VALORES
2008 JUN 10 P 3:35

REPUBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y EDO. MIRANDA

Caracas, Seis (06) de Mayo del Año 2008 (198 y 149). Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por ABOGADO NELLY GONZALEZ DIAZ IPSA N.: 31291 , se inscribe en el Registro de Comercio bajo el N.: -79- TOMO -45-A- PRO.. Derechos Pagados Bs.F.259.44 Según Planilla R.M. N°653028, Banco N°FM02430112 Por Bs.F.:55.20. La identificación se efectuó así: CARLOS DELFINO T., C.I: 3659617.

La presente inscripción se anticipo por urgencia jurada conforme al artículo 28 de la Ley de Registro Público y del Notariado. Quien suscribe, La Registradora Mercantil Primera Suplente deja constancia que para este otorgamiento se trasladó el funcionario Ingry Rondon, titular de la Cédula de Identidad N° 12501167. : a la siguiente dirección: Avenida Francisco de Miranda con Avenida el Parque, Torre Country Club, Piso 9, Chacaito.

El presente documento fue revisado por la Abog. Evelisse Alvarez funcionaria del Dpto. Legal y por el Abog. Nancy el Hamouis. funcionario del Dpto. de Revisión Final. La revisión en el Libro de Medidas de prohibiciones fue realizada por el funcionario Fernando de Pasquale C.I: 6964921

La Registradora Mercantil Primera Suplente

Fdo. Abog. REBECA LEON GIL

ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

DIV- 16/YUB
mp

REGISTRO MERCANTIL PRIMERO
Los derechos fiscales por el monto de 38,64 han sido cancelados e inutilizados en el original del documento gravado

COMISION NACIONAL
DE VALORES

2008 JUN 10 P 3: 35

ARCHIVO
RECIBIDO

MANPA

325

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

*Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO:** Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:*

*"**Acta N° 974**. Hoy, dieciocho (18) de abril de dos mil ocho, siendo la 12:30 p.m. se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Celestino Martínez P., Carlos H. Paparoni, Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Gustavo Gómez Ruiz, Elena Delfino, Alberto Delfino y Gustavo Paparoni. Igualmente se encontraban presentes Alejandro Delfino T., y José Gaetano Paparoni Asesor.*

1. *De conformidad con lo establecido en la cláusula 7 del Documento Constitutivo Estatutos de la compañía, la Junta Directiva acordó ratificar para los cargos de Presidente, Primer Vice-Presidente y Segundo Vice-Presidente de la misma a los señores: Carlos Delfino T., Celestino Martínez P. y Carlos Henrique Paparoni respectivamente.*
2. *La Junta Directiva acordó ratificar al Lic. Alejandro Delfino T., como Presidente Ejecutivo, de conformidad con lo establecido en la cláusula 7 del Documento Constitutivo Estatutos de la compañía.*
3. *La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 08 de mayo de 2008, y como fecha de pago (fecha efectiva de registro del beneficio) el 15 de mayo de 2008, del dividendo aprobado por la Asamblea General Ordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo ordinario en efectivo de Quince Céntimos de Bolívar Fuerte (Bs.F. 0,15) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a*

las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2007. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaito."

Certificación que expido en Caracas a los veintidos (22) días del mes de abril del año dos mil ocho."

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

CARACAS, Seis (06)........ DE ....Mayo...... DEL AÑO DOS MIL Ocho............ (FDOS.) CARLOS DELFINO T., Abog. REBECA LEON GIL SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA N°: 653028

16/YUB

Abog. REBECA LEON GIL

REGISTRADORA MERCANTIL PRIMERA SUPLENTE

REPÚBLICA BOLIVARIANA DE VENEZUELA Circunscripción Judicial Distrito Capital y Edo. Miranda REGISTRO MERCANTIL PRIMERO

EL UNIVERSAL
PORQUE DECIDES A DIARIO
CARACAS, VENEZUELA • MIÉRCOLES 30 DE ABRIL DE 2008 • BsF 1,50 | Bs 1.500 • AÑO C • Nº 35.490 • DEPÓSITO LEGAL PP-190901DF4

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. F. 45.882.000,00
Capital Suscrito: Bs. F. 22.941.000,00
Capital Pagado: Bs. F. 22.941.000,00
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 974 de fecha 18 de abril de 2008 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 18 de abril de 2008 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario de Quince Céntimos de Bolívar Fuerte (Bs. F. 0,15) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2007, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 8 de mayo de 2008 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 15 de mayo de 2008 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 30 de abril de 2008

EL NACIONAL
CARACAS-VENEZUELA miércoles 30 de abril de 2008
Bs F 1,50
www.el-nacional.com
AÑO LXV #23.231 FUNDADO EN 1943 SEGUNDA EDICIÓN

COMISION NACIONAL ... ORES
2008 JUN 10 P 3:35
RECIBIDO

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. F. 45.882.000,00
Capital Suscrito: Bs. F. 22.941.000,00
Capital Pagado: Bs. F. 22.941.000,00
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 974 de fecha 18 de abril de 2008 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 18 de abril de 2008 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario de Quince Céntimos de Bolívar Fuerte (Bs. F. 0,15) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2007, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 8 de mayo de 2008 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 15 de mayo de 2008 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 30 de abril de 2008

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:——————————

[Letterhead of MANPA]

Caracas, November 17, 2008.

RECEIVED
2008 DEC 15 A 9:52

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Registry of Securities

Dear Sirs:

Enclose please find Issue 2008-I of Unsecured Bonds at Bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A. Attached hereto please find one (1) original and three (3) copies of the following documentation:

- Certification of conditions of Series 1
- Newspaper ad of Series 1 of Unsecured Bonds at Bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A. amounting to BsF10,000,000.00 corresponding to Issue 2008-I for its approval and corresponding seal of Authorized Publicity by the National Securities and Exchange Commission, which will be published in the newspaper on Friday, November 21, 2008.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager

llevel@manpa.com.ve

Phone 0212-901. 2245/ 901.2329

Fax 0212-901.2317---

[Letterhead of MANPA]

Caracas, November 17, 2008.

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5534882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by minute No. 977 of the Board of Directors dated June 27, 2008 do hereby declare that:

The conditions, fashions and other matters for the First Series of Issue of Unsecured Bonds at Bearer are as follows:

Securities:

Unsecured Bonds at Bearer.

Total amount authorized for issue:

Sixty Thousand Million Strong Bolivars with 00/100 (Bs.60,000,000.00) allocated in six (6) series of Ten Million Strong Bolivars (BsF) each, as detailed in item 2.2 of holder of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Total amount of Series 1:

Ten Million Strong Bolivars with 00/100 (Bs10,000,000.00).

Place and Date of Issue:

Caracas, November 28, 2008.

Maturity Date:

Caracas, November 28, 2010.

Term:

Two (2) years.

Selling Price:

100% of the par value plus accumulated interests corresponding as per the selling date.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

3

Type of Placement:

Placement at bigger efforts, acting as placement agent: Valores Vencred Casa de Bolsa, S.A.

Payment of Bonds:

Bonds referred to by all series of Issue 2008-I will be paid at their maturity. However, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. reserves its right to partially or fully pay the outstanding obligations pursuant to the provisions of item 2.8.1 of this prospectus.

Interests:

Set according to that established in item 2.5 of the prospectus.

Payment place:

The Issuer has appointed C.V.V. Caja Venezolana de Valores S.A. as Payment Agent. Therefore, both interests and capital will be paid to its corresponding maturities according to procedure to pay securities as established in the Active Box Law and its regulations.

Term of Offer:

Ninety (90) continuous days from the date of beginning public offer of each series.

This series is represented by a Macreobond amounting to BsF.10,000,000.00, which will be under custody at the office premises of C.V.V. Caja Venezolana de Valores S.A., in its capacity as Custodian Agent, which in turn will issue Negotiable Custody Certificates evidencing the Final Title belonging to investor.

It is hereby understood that primary placement of Issue of Unsecured Obligations at Bearer of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. which characteristics have been described herein shall comply with the existing regulations on capital market issues and specifically, with the provisions set forth by the "Standards Related to Public Offer and Placement of Securities and Publicity of Issues" established by the National Securities and Exchange Commission.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

jlovera@manpa.com.ve

Phone 9012335 Fax 9012317--

[Logotype of MANPA]

PUBLIC OFFER OF UNSECURED BONDS AT BEARER ISSUE 2008-I SERIES 1

Authorization granted by the National Securities and Exchange Commission for this Issue was registered with the National Securities and Exchange Commission as per Resolution No.186-2008 of September 12, 2008 amounting to up to BsF60,000,000.00. This issue is offered based on that agreed by the General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 18, 2008 and with that decided by the Board of Directors in its meeting No.977 held on June 27, 2008. The Corporate Finance Vice-President on November 17, 2008 by powers vested upon it by the Board of Directors in meeting held on June 27, 2008 agreed issue this series:

TOTAL AMOUNT OF SERIES 1

BsF10,000,000.00

TERM: 24 MONTHS

Starting Date: November 28, 2008.

Maturity Date: November 28, 2010.

ADDRESSED TO: General Public **INTERESTS**: of the three (3) following alternatives that will be selected by the Issuer two (2) business days prior the date of starting placement of each series: Alternative No.1 – Percentage of Market Lending Rate; Alternative No.2 – Fixed rate; Alternative No.3 – Mixed Rate (Fixed and Variable); same are defined in Item 2.5. of the prospectus. **SELLING PRICE**: 100% of the par value, plus corresponding accumulated interests according to the date of sale. **PRIMARY PLACEMENT**: The placement term of this series will be Ninety (90) following banking days from the date of starting primary placement. Preference will be given to small and medium investors to acquire obligations that may individually acquire such bonds up to TEN THOUSAND STRONG BOLIVARS (BsF10,000.00) during the first five (5) days of primary placement. **PLACEMENT SYSTEM**: Direct placement "BASED ON BIGGER EFFORTS" **CUSTODY AND PAYMENT AGENT**: C.V.V. Caja Venezolana de Valores **COMMON TEMPORARY REPRESENTATIVE OF BONDHOLDERS**: Venezolano de Crédito, S.A. Banco Universal **MINIMUM INVESTMENT**: BsF1,000.00 **SECONDARY**

MARKET: Issue of bonds described in the Prospectus will be registered with "Bolsa de Valores de Caracas, C.A." on the Twenty (20) days following the date in which the primary placement process of series is ended. **RISK CLASSIFICATION – FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.**

"The Classifying Board grants this issue the category A, Sub-Category A2."

CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"The Classifying Board grants this issue the category A, Sub-Category A2."

PAYMENT OF OBLIGATIONS: This is defined in item 2.8 of prospectus.

LEADING PLACEMENT AGENT

VALORES VENCRED CASA DE BOLSA, S.A.

[Address and telephone]

Please request information prospectus authorized by the National Securities and Exchange Commission to Placement and Distribution gents.

Publicity authorized by the National Securities and Exchange Commission.---------------

Translator's Note:

At the upper margin of each of the four (4) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2008. November 17 P.M. 2:17. FILE RECEIVED." ---------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 28th, 2008.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF J-00023530 - 9
NIT 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

2008 NOV 17

ARCHIVO RECIBIDO

Caracas 17 de Noviembre de 2008.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Registro Nacional de Valores

Con relación a la Emisión 2008-I de Obligaciones Quirografarias al Portador de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., anexo a la presente encontrará un (1) original y tres (3) copias de la siguiente documentación:

- Certificación de las condiciones de la Serie 1

- Aviso de Prensa de la Serie 1 de Obligaciones Quirografarias al Portador de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs.F.10.000.000,00 correspondiente a la Emisión 2008-I, para su aprobación y respectivo sello de Publicidad Autorizada por la Comision Nacional de Valores, el cual será publicado en prensa el día viernes 21 de noviembre de 2008.

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Telefono:0212-9012245 Fax: 0212-901.23.17

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISION NACIONAL DE VALORES
2008 NOV 17 P 2: 17
ARCHIVO RECIBIDO

Caracas, 17 de Noviembre de 2008.

CERTIFICACION

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva No. 977 de fecha 27 de Junio de 2008 declaro:

Las condiciones, modalidades y demás para la Primera Serie de la emisión de Obligaciones Quirografarias al Portador son las siguientes:

Títulos:	Obligaciones Quirografarias al Portador
Monto total autorizado de la emisión:	Sesenta Millones de Bolívares Fuertes con 00/100 (Bs. 60.000.000,00) distribuido en seis (6) series de Diez Millones de Bolívares Fuertes (Bs.F.) cada una, con iguales características e iguales derechos, tal y como se detalla en el punto 2.2 del Portador de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Monto total de la Serie 1:	Diez Millones de Bolívares Fuertes con 00/100. (Bs. 10.000.000,00)
Lugar y fecha de emisión:	Caracas, 28 de Noviembre de 2008
Fecha de vencimiento:	Caracas, 28 de Noviembre de 2010
Plazo:	Dos (2) años
Precio de Venta:	100 % del valor nominal, más los intereses acumulados que correspondan según el día de la venta.
Tipo de colocación:	Colocación a mayores esfuerzos, actuando como agente líder de colocación: Valores Vencred Casa de Bolsa S.A.
Pago de las Obligaciones:	Las obligaciones a que se refieren todas las series de la emisión 2008-I serán redimidas a su vencimiento. Sin embargo, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. se reserva el derecho de redimir en forma parcial o total las obligaciones que se encuentran en circulación de conformidad con lo establecido en el punto 2.8.1 de este prospecto.

Intereses:	Fijados según lo establecido en el punto 2.5 del prospecto.
Lugar de Pago:	El Emisor ha designado a la C.V.V. Caja Venezolana de Valores S.A. como Agente de Pago. En consecuencia, tanto los intereses como el capital, serán pagados a sus respectivos vencimientos de acuerdo al procedimiento para el pago de los títulos establecido en la Ley de Caja de Valores y sus reglamentos.
Plazo de Oferta:	Noventa (90) días contínuos contados a partir de la fecha de inicio de la oferta publica de cada serie.

Esta serie esta representada por un Macrotítulo por un monto de Bs.F. 10.000.000,00, el cual estará en custodia de las oficinas de la C.V.V. Caja Venezolana de Valores, S.A. en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables que evidencien el porcentaje del Título Definitivo perteneciente al inversionista.

Queda entendido que la colocación primaria de la Emisión de Obligaciones Quirografarias al Portador de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. cuyas características se han descrito deberá cumplir con la formativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Oferta Publica y Colocación Primaria de Títulos Valores y a la Publicidad de las Emisiones" emanadas de la Comisión Nacional de Valores.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas
jlovera@manpa.com.ve
Teléfono: 901.23.35 FAX: 901.23.17

MANPA

OFERTA PUBLICA DE OBLIGACIONES QUIROGRAFARIAS AL PORTADOR
EMISION 2008-I –SERIE 1

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores según Resolución No. 186-2008 de fecha 12 de Septiembre de 2008, por un monto máximo de Bs.F. 60.000.000,00. La presente emisión se ofrece con base a lo acordado en la Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 18 de Abril de 2.008 y con lo decidido por la Junta Directiva en su sesión No 977 celebrada el 27 de Junio de 2.008.El Vicepresidente Corporativo de Finanzas de MANPA, el 17 de Noviembre de 2.008, mediante atribuciones conferidas en reunión de Junta Directiva del 27 de Junio de 2.008, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE 1
Bs.F. 10.000.000,00
PLAZO: 24 MESES

Fecha de Inicio: 28 de Noviembre de 2008.
Fecha de Vencimiento: 28 de Noviembre de 2010.

DIRIGIDA A: Público en General. **INTERESES:** de las tres (3) alternativas siguientes la cual será seleccionada por el Emisor dos (2) días hábiles previos a la fecha de inicio de la colocación de cada serie: Alternativa Nº 1 – Porcentaje de Tasa Activa de Mercado; Alternativa Nº 2 – Tasa Fija; Alternativa Nº 3 – Tasa Mixta (Fija y Variable); Las mismas están definidas en el Punto 2.5 del prospecto. **PRECIO DE VENTA :** 100 % del valor nominal, más los intereses acumulados que correspondan según el día de la venta. **COLOCACIÓN PRIMARIA:** El plazo de colocación de la presente serie, será de Noventa (90) días continuos bancarios, contados a partir de la fecha de inicio de la colocación primaria. Se le dará preferencia a los pequeños y medianos inversionistas para la adquisición de las obligaciones los cuales podrán adquirir individualmente dichos títulos hasta un máximo de DIEZ MIL BOLIVARES FUERTES (Bs.F. 10.000,oo), durante los primeros cinco (05) días de la colocación primaria. **SISTEMA DE COLOCACIÓN:** Colocación Directa "EN BASE A MAYORES ESFUERZOS" **AGENTE DE CUSTODIA Y PAGO:** C. V. V. Caja Venezolana de Valores **REPRESENTANTE COMUN PROVISIONAL DE LOS OBLIGACIONISTAS:** Venezolano de Crédito, S.A. Banco Universal **INVERSIÓN MINIMA:** Bs.F. 1.000,oo **MERCADO SECUNDARIO:** La emisión de Obligaciones descritas en el Prospecto podrá ser inscrita en la Bolsa de Valores de Caracas, C.A. a los veinte (20) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de la serie. **CALIFICACIONES DE RIESGO - FITCH VENEZUELA, SOCIEDAD DE CALIFICADORA DE RIESGO, S. A.**

"La Junta Calificadora le otorga a la presente emisión la categoría A, sub- categoría A2."

CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría A, sub- categoría A2."

PAGO DE LAS OBLIGACIONES: Están definidas en el Punto 2.8 del prospecto.

AGENTE LÍDER DE COLOCACIÓN

VALORES VENCRED
CASA DE BOLSA, S.A.

Avenida Alameda, San Bernardino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.68.60 806.68.71

Solicite el Prospecto Informativo autorizado por la Comisión Nacional de Valores a los Agentes de Colocación y Distribución.

Publicidad Autorizada por la Comisión Nacional de Valores

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------

[Letterhead of MANPA]

Caracas, October 30, 2008.

Citizen

President of the **NATIONAL SECURITIES AND EXCHANGE COMMISSION**

Your Office

Dear sirs:

Attached hereto I am forwarding to your attention the original of the Commercial Registry of the Special Shareholders´ Meeting held on October 2, 2008 in order to comply with the provisions set forth in Article 5 of the Standards Related to Periodical or Occasional Information that need to be submitted to individuals subject to control by the National Securities and Exchange Commission, as per Resolution No.012-2006 of February 9, 2006.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.

Enclose as indicated. RIF J – 00023530-09

Lawyer Nelly González [address, telephone numbers, fax and e-mail). ---------------

BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR THE INTERIOR AND JUSTICE.

AUTONOMOUS SERVICE OF REGISTRY AND NOTARY OFFICES.

FIRST COMMERCIAL REGISTRY OFFICE OF THE CAPITAL DISTRICT.

RM No.220. Historical years 198 and 149.

Lawyer GLORIA MARIANA GONZALEZ CLARK, Commercial Registrar, does hereby certify that the entry of Commercial Registry transcribed herein below, which original is inserted to Volume 179-A FIRST COMMERCIAL REGISTRY OF THE CAPITAL DISTRICT AND THE BOLIVARIAN STATE OF MIRANDA, Number 15 of the year 2008 as well as the Participation, Note and Document transcribed are copies of its original, which reads as follows: 3251.

THIS MAIN DOCUMENT BELONGS TO:

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

File number: 3251--

Citizen

Commercial Registrar of the Judicial Circuit of the Capital District and Miranda State

Your Office

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251, before you I respectfully appear to inform you that in the meeting of the Board of Directors of my principal held on October 2, 2008 the following was approved:

The Board of Directors exercising its powers vested upon it by the Special Shareholders´ Meeting of October 2, 2008 set October 10, 2008 as registry date (deadline of transaction with benefit) and October 17, 2008 as payment date (effective date of registry with benefit) of the special cash dividend of -Five Cents of Strong Bolivars (BsF.0.25) per share decreed by the aforementioned Shareholders´ Meeting.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

A copy authorized by the Board of Directors No.981 of October 2, 2008 is attached hereto to be registered and recorded with the company file kept by this Registry Office. Likewise, I do hereby request please to issue four (4) certified copies of this participation.

Caracas, at the date of its presentation. (signed) Illegible. ---------------------------------

BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR THE INTERIOR AND JUSTICE.

AUTONOMOUS SERVICE OF REGISTRY AND NOTARY OFFICES.

FIRST COMMERCIAL REGISTRY OFFICE OF THE CAPITAL DISTRICT.

RM No.220. Historical years 198 and 149.

Libertador Municipality, on the Sixteenth (16th) day of October of 2008.

The foregoing participation having been acknowledged as presented by its SIGNATORY for its registration with the Commercial Registry Office and, fixing. Let it be issued in conformity and let it be added to the original file. The foregoing document was drawn up by Lawyer NELLY GENOVEVA GONZALEZ DIAZ IPSA No.31291 and it is registered with the Commercial Registry under No.15, Volume 179-A-Pro. FIRST COMMERCIAL REGISTRY OFFICE OF THE CAPITAL DISTRICT AND THE BOLIVARIAN STATE OF MIRANDA. Fees paid Bs.403.42 as per Form RM NO.15829, 15830, 17083 Bank No.112928 amounting to Bs.55.20. Identification was made as follows: CARLOS EDUARDO DELFINO THORMAHLEN, I.D. Card V-3659617.

Revising Lawyer: EDITH JOSEFINA CHACON MONTILLA.

This registration was advised as sworn urgency pursuant to Article 28 of the Public Registry and Notary Offices Law.

The undersigned Commercial Registrar does hereby evidenced that for this granting officer Joel Díaz, I.D. Card No.7921272 went to the following address: Av. Francisco de Miranda Torre Country Club.

Commercial Registrar

(signed) Lawyer GLORIA MARIANA GONZALEZ CLARK.

THIS FOLIO BELONGS TO:

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

File number: 3251

DIV ---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A**., a company of this domicile, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"**Record No.981**: As of today, the Second (2nd) day of October of the year Two Thousand Eight there gathered the members of the Board of Directors: Carlos Delfino T.; President; Celestino Martínez P., First Vice-President; Carlos H. Paparoni, Second Vice-President; Directors: Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio D., Julio Bustamante, Elena Delfino and Alternate Directors: Ricardo Delfino M., Alberto Delfino and Fernando Paparoni, in absence of Alfredo Travieso, Gustavo Gómez Ruiz and Alicia Mariela Paparoni, respectively. Likewise, Alejandro Delfino T., Executive President and José Gaetano Paparoni, Advisor, were also present.

1.- The Board of Directors decided to establish October 10, 2008 as registry date (deadline of transaction with benefit) and October 17, 2008 as payment date (effective date of registry with benefit) of the dividend approved by the Special Shareholders' Meeting held on that same date, which decreed an extraordinary dividend of Twenty-Five Strong Bolivar Cents (BsF.0.25) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings at December 31, 2007. Dividends will be paid at the company offices situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

This certification is issued in Caracas on the Second (2nd) day of October of the year Two Thousand Eight.

MANUFACTURAS DE PAPEL C.A.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

CARLOS DELFINO T. (signed) Illegible.---

BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR THE INTERIOR AND JUSTICE.

AUTONOMOUS SERVICE OF REGISTRY AND NOTARY OFFICES.

FIRST COMMERCIAL REGISTRY OFFICE OF THE CAPITAL DISTRICT.

RM No.220. Historical years 198 and 149.

Lawyer GLORIA MARIANA GONZALEZ CLARK, Commercial Registrar, DOES HEREBY CERTIFY THAT the entry of Commercial Registry transcribed herein below, which original is registered with Volume 179-A FIRST COMMERCIAL REGISTRY OFFICE OF THE CAPITAL DISTRICT AND THE BOLIVARIAN STATE OF MIRANDA, Number 12 of the year 2008 as well as the Participation, Note and Document copied below are a true copy of their original documents that read as follows:

THIS FOLIO BELONGS TO:

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

File number: 3251---

Citizen

Commercial Registrar of the Judicial Circuit of the Capital District and Miranda State

Your Office

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251, before you I respectfully appear to inform you that in the meeting of the Board of Directors of my principal held on October 2, 2008 the following was approved:

SOLE ITEM

Decreeing an extraordinary cash dividend of Twenty-Five Strong Bolivar Cents (BsF.0.25) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings at December 31, 2007 in

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

favor of shareholders registered on the fifth business day following publication in one (1) newspaper of major national circulation, that is on October 10, 2008 (deadline of transaction with benefit) payable on the fifth business day following that date, that is from October 17, 2008 (effective record date with benefit). Likewise, the Board of Directors was delegated to set the registry and payment dates.

A copy authorized by the aforementioned Minutes of the Shareholders' Meeting is attached hereto to be registered and recorded with the company file kept by this Registry Office.

Likewise, I do hereby request please to issue thee (3) certified copies of this participation.

Caracas, at the date of its presentation. (signed) Illegible. --------------------------------

BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR THE INTERIOR AND JUSTICE.

AUTONOMOUS SERVICE OF REGISTRY AND NOTARY OFFICES.

FIRST COMMERCIAL REGISTRY OFFICE OF THE CAPITAL DISTRICT.

RM No.220. Historical years 198 and 149.

Libertador Municipality, on the Sixteenth (16th) day of October of 2008.

The foregoing participation having been acknowledged as presented by its SIGNATORY for its registration with the Commercial Registry Office and, fixing. Let it be issued in conformity and let it be added to the original file. The foregoing document was drawn up by Lawyer NELLY GENOVEVA GONZALEZ DIAZ IPSA No.31291 and it is registered with the Commercial Registry under No.12, Volume 179-A-Pro. FIRST COMMERCIAL REGISTRY OFFICE OF THE CAPITAL DISTRICT AND THE BOLIVARIAN STATE OF MIRANDA. Fees paid Bs.736.00 as per Form RM NO.17079, 16204, 15828, 15832 Bank No.112966, 112929 amounting to Bs.69. Identification was made as follows: CARLOS EDUARDO DELFINO THORMAHLEN, I.D. Card V-3659617.

Revising Lawyer: MARÍA AUXILIADORA BRICEÑO BRICEÑO .

This registration was advised as sworn urgency pursuant to Article 28 of the Public Registry and Notary Offices Law.

The undersigned Commercial Registrar does hereby evidenced that for this granting officer Joel Díaz, I.D. Card No.7921272 went to the following address: Av. Francisco de Miranda Torre Country Club Piso 9.

Commercial Registrar

(signed) Lawyer GLORIA MARIANA GONZALEZ CLARK.

THIS FOLIO BELONGS TO:

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

File number: 3251

DIV --

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A.** (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **General Shareholder's Meeting as of October 2, 2008** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 10:00 a.m. of the Second (2nd) day of October of the year Two Thousand Eight (2008) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Nacional and El Universal, dated September 27, 2008 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,882,000.00 Subscribed Capital Bs.22,941,000.00 Capital Paid-In Bs. 22,941,000.00 RIF: J-00023530-9 NOTIFICATION. "Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 10:00 a.m., on October 2, 2008 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose: Sole item: Agreeing upon an extraordinary dividend to be allocated to shareholders and to delegate to the Board of Directors fixing the record and payment dates to

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA 8

shareholders. Shareholders are herein informed that the proposal of dividend referred to herein is available at the company premises. Caracas, September 27, 2008. For the BOARD OF DIRECTORS. CARLOS DELFINO T. Chairman.

There attended this meeting the shareholders listed at the bottom of this Minutes who represent **two hundred one million two hundred eighteen thousand twenty-seven (201,218,027) shares**, that is, more than **eighty-seven percent (87%)** of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the Sole Item of the notice – which was read out – that is, agreeing upon an extraordinary dividend to be allocated to shareholders and to delegate to the Board of Directors fixing the record and payment dates to shareholders. Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: agreeing upon a dividend to be allocated to shareholders. It is herein proposed to decree a special cash dividend of Twenty-Five Strong Bolivar Cents (BsF.0.25) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings at December 31, 2007 in favor of shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of notice of dividends notified to the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment shall be made during this year, in one sole portion.

Likewise, it is herein requested to delegate to the Board of Directors fixing the registry and payment dates of the agreed dividend.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders and the Meeting authorized the members of the Board of Directors so that any of them may carry out the corresponding participation to the Commercial Registry.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH Y. HERNANDEZ MORA

This certification is issued in the city of Caracas, on the Second (2nd) day of October of the year Two Thousand Eight (2008).

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.——————————————

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/02/2008

SATACORP TIME: 10:19:27

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Extraordinary

Total Shareholders:	229,410,000
Attending Shareholders:	201,218,027
% Quorum:	87,711
Total Shareholders Type "A":	229,410,000
Total Shareholders Type "A" Attending :	201,218,027
% Quorum Type "A"	87,711

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

(signed) Illegible.

Lic. CARLOS E. DELFINO T.

Chairman of the. Board ——————————————————————

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/02/2008

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Attendees

Shareholder's Name	Number of Shares	%
ELLIS GARCIA DE LA CONCHA JOHN	7,875	0.003
FEBRES PEREZ JOSE ALBERTO	23,173	0.010
GOMEZ ARRAIZ ROSA ELENA	343,886	0.150
GONZALEZ FERRI MANUEL	159,451	0.070
GRATEROL GONZALEZ DANILO EDUARDO	327	0.000

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

HEREDIA JUAN BAUTISTA	23,000	0.010
MUÑOZ DE LEON HELENA MARGARITA	550	0.000
Total shares represented ===>	558,262	0.243
Total shares of quorum === >	201,218,027	87.711

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/02/2008

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
DELFINO LAZO CARLOS	**10,896,999**	**4.750**
DELFINO THORMAHLEN CARLOS EDUARDO	446,420	0.195
FUNDACION CARLOS DELFINO	10,242,798	4.465
FUNDACION CARLOS DELFINO	130,000	0.057
INVERSIONES 84709, C.A.	77,779	0.034
THREE D INTERNAtIONAL MARKETING, INC	2	0.000
ELIS JOHN	**2,045,647**	**0.892**
INVERSIONES 301130, C.A.	2,045,647	0.892
FERRER JEFFERSON	**125,147,287**	**54.552**
BEAR STERN SECURITIES CORP.	2	0.000
FONDO MUTUAL DE VZLA. F.M. DE INV. DE	7,565	0.003
NATSCUMCO (NOMINEE FOR CITIBANK NA	125,139,720	54.549
GONZALEZ NELLY	**62,565,503**	**27.272**
ARMANECA BIENEY RAICES, C.A.	4,984,758	2.173
AÑEZ DELFINO ALBERTO ENRIQUE	334	0.000
AÑEZ DELFINO ARNALDO JOSE	2,318	0.001
BROWN BROTHERS HARRIMAN & CO.	14,000,000	6.103
CARPIO DELFINO MIGUEL ENRIQUE	22,990	0.010
CARRILLO HERNANDEZ NUBIA MARIA	40	0.000
CLADRIDGE, LTD	35,000,000	15,257

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

DELFINO GOMEZ VIVIANNE	10,000	0.004
DITTMER MANZANO EGBERT	277,793	0.121
HERRERA VAN EPS GUSTAVO ROBERTO	3,900	0.002
INMOBILIARIA ARA, S.A.	3,360	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	572,685	0.250
INVERSIONES 218177, C.A.	300,000	0.131
INVERSIONES 84709, C.A.	77,779	0.034
INVERSIONES 935431, C.A.	345,996	0.151
INVERSIONES 9861680, C.A.	216,600	0.094
INVERSIONES INVERDELGO, C.A.	113,317	0.049
INVERSIONES KHAFRE, C.A.	182,145	0.079
INVERSIONES TALBOT, C.A.	390,790	0.170
INVERSIONES TEDEA, C.A.	8,436	0.004
INVERSIONES VEIQUEVE, S.A.	12,760	0.006
INVERSIONES VEIQUEVE, S.A. INVERSIONE	40	0.000
LEIZAOLA LARTITEGUI IÑAKI	65,600	0.029
MADINA INVESTMENTS LTD.	2	0.000
MAURY DE PAPARONI ALICIA	16,875	0.007
MEADOWWEED PTE LTD	4,348,192	1.895
PAPARONI DE PAHL MARITZA DEL CARMEN	17,699	0.008
PAPARONI MAURY ALICIA MARIELA	620,000	0.270
PAPARONI MAURY CARLOS HENRIQUE JOSE	620,000	0.270
PAPARONI MICALE CONO MARIO	17,699	0.008
PAPARONI MICALE FERNANDO	2,200	0.001
PAPARONI MICALE FERNANDO CESAR	90,599	0.039

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
PAPARONI MICALE JOSE GAETANO	32,699	0.014
PPAPARONI MECALE JOSEFINA	17,699	0.008
PAPARONI SANCHEZ GUSTAVO	200	0.000
PAPARONI SANCHEZ SILVIA	1,200	0.001
PULIDO MELCAN TIBISAY VICTORIA	1,300	0.001
RAMIREZ ORTIZ ANGEL JESUS	1	0.000
REZNICEK WEIRAUCHOVA HANY	224,526	0.098
SANCHEZ DE PAPARONI MARIA CRISTINA	11,200	0.005
SANCHEZ DE PERERA SYLVIA MARGARITA	1,550	0.001
TRAVIESDO PASSIOS ALFREDO EDUARDO	28,000	0.012
SANDOVAL GREISY	**4,329**	**0.002**
AGROPECUARIA 27 DE MAYO, C.A.	697	0.000
FONDO DE GARANTIAS Y PROTECCIÓN BAN	3,069	0.001
J.D. CORDERO Y ASOC. CASA DE CAMBIO	541	0.000
TOTAL SHARES REPRESENTED ===>	200,659,765	87.468
TOTAL QUORUM SHARES ==>	201.218.027	87.711

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/02/2008

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
DELFINO LAZO CARLOS			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	10,896,999	4.750
Total shares	: ⇒	10,896,999	4.750

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

ELIS JOHN			
Own shares	: ⇒	7,875	0.003
Represented shares	: ⇒	2,045,647	0.892
Total shares	: ⇒	2,053,522	0.895
FEBRES PEREZ JOSE ALBERTO			
Own shares	: ⇒	23,173	0.010
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	23,173	0.010
FERRER JEFFERSON			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	125,147,287	54.552
Total shares	: ⇒	125,147,287	54.552
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	343,886	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	343,886	0.150
GONZALEZ FERRI MANUEL			
Own shares	: ⇒	159,451	0.070
Represented shares	: ⇒	0	0
Total shares	: ⇒	159,451	0.070
GONZALEZ NELLY			
Own shares	: ⇒	0	0
Represented shares	: ⇒	62,565,503	27.272
Total shares	: ⇒	62,565,503	27.272
GRATEROL GONZALEZA DANILO EDUARDO			
Own shares	: ⇒	327	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	327	0.000
HEREDIA JUAN BAUTISTA			
Own shares	: ⇒	23000	0.010

Represented shares	: ⇒	0	0.000
Total shares	: ⇒	23,000	0.010

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/02/2008

SATACORP PAGE: 2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
MUÑOZ DE LEON HELENA MARGARITA			
Own shares	: ⇒	550	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	550	0.000
SANDOVAL GREISY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	4,329	0.002
Total shares	: ⇒	4,329	0.002
General Total shares	: ⇒	201,218,027	87.711

Translator's Note:

At the upper margin of the first page originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2008 October 31 PM 3:03. FILE. RECEIVED." .——————————————————

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November the 28th, 2008.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413, 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2008 OCT 31 P 3:03

Caracas, 30 de octubre de 2008

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

Anexo a la presente les remito original del Registro Mercantil de la Asamblea Extraordinaria de mi representada, celebrada el día 02 de octubre de 2008, a fin de dar cumplimiento con lo establecido en el Artículo 5 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, según Resolución 012-2006 de fecha 9 de febrero de 2006.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo lo indicado

RIF-J-00023530-9
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

Manufacturas de Papel, C.A. (MANPA), S.A.C.A.
Capital Autorizado: Bs. 45.880.188.480,oo Capital Suscrito: Bs. 22.940.094.240,oo Capital Pagado: Bs. 22.940.094.240,oo

REPÚBLICA BOLIVARIANA DE VENEZUELA
*** MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA ***

SERVICIO AUTÓNOMO DE REGISTROS Y NOTARÍAS.
REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL

RM No. 220
198° y 149°

Abogado GLORIA MARIANA GONZALEZ CLARK, Registradora Mercantil

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original está inscrito en el Tomo: **179-A REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL Y ESTADO BOLIVARIANO DE MIRANDA**. Número: **15** del año **2008**, así como La Participación, Nota y Documento que se copian de seguida son traslado fiel de sus originales, los cuales son del tenor siguiente:

3251

ESTE PRINCIPAL PERTENECE A:
MANUFACTURAS DE PAPEL C.A. (MANPA) S.A., C.A
Número de expediente: **3251**

SAREN
SERVICIO AUTÓNOMO DE REGISTROS Y NOTARÍAS

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

Fisco: 6R1-12958
R.M. 4.406 Complemento:
Teléfono: 901 23 07

3251

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la Junta Directiva de mi representada celebrada el 02 de octubre de 2008, fue aprobado lo siguiente:

La Junta Directiva haciendo uso de las facultades conferidas por la Asamblea General Extraordinaria de Accionistas de fecha 02 de octubre de 2008, estableció como fecha de registro (fecha límite de transacción con beneficio) el 10 de octubre de 2008 y como fecha de pago (fecha efectiva de registro del beneficio) el 17 de octubre de 2008, del dividendo extraordinario en efectivo de veinticinco céntimos de Bolívar Fuerte (Bs.F.0,25) por acción decretado por la mencionada Asamblea de Accionistas.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de Junta Directiva N° 981 de fecha 02 de octubre de 2008.

Asimismo, solicito se sirva expedir cuatro (04) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.

Carlos Delfino

EXPEDIENTE: 3251
FECHA: 03-10-08

MEDIDA REVISADA
C.I.: 6046650
FECHA:

ANEXOS	
SOLVENCIAS	
C. LIBRO ACC.	
CARTA BANCARIA	
DEP BANCARIO	
BALANCES	
INF COMISARIO	
C. CEDULA	✓
PODER	
ACPT COMISARIO	
OTROS	

TRASLADO

16 OCT 2008

REPÚBLICA BOLIVARIANA DE VENEZUELA
*** MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA ***

SERVICIO AUTÓNOMO DE REGISTROS Y NOTARÍAS.
REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL

RM No. 220
198° y 149°

Municipio Libertador, Dieciseis (16) de Octubre del 2008

Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por el Abogado NELLY GENOVEVA GONZALEZ DIAZ IPSA N.: 31291, se inscribe en el Registro de Comercio bajo el Número: **15**, TOMO **-179-A REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL Y ESTADO BOLIVARIANO DE MIRANDA**. Derechos pagados **Bs.: 403,42** Según Planilla RM No. **15829, 15830, 17083**, Banco No. **112928** Por **Bs.**: **55,20**. La identificación se efectuó así: **CARLOS EDUARDO DELFINO THORMAHLEN**, C.I: **V-3.659.617**.
Abogado Revisor: **EDITH JOSEFINA CHACON MONTILLA**

La presente inscripción se anticipó por urgencia jurada conforme al artículo 28 de la Ley del Registro Público y del Notariado.

Quien suscribe, el(la) Registrador(a) Mercantil deja constancia que para este otorgamiento se trasladó el funcionario ________________, titular de la Cédula No. 7421272 a la siguiente dirección: Av. Pco de Miranda Torre Country Club ________________.

Registradora Mercantil
FDO. Abogado GLORIA MARIANA GONZALEZ CLARK

ESTA PÁGINA PERTENECE A:
MANUFACTURAS DE PAPEL C.A. (MANPA) S.A., C.A
Número de expediente: **3251**
DIV

REGISTRO MERCANTIL PRIMERO
Los Timbres Fiscales por el monto de ... han sido cancelados e inutilizados en el original del documento gravado

SAREN
SERVICIO AUTÓNOMO DE REGISTROS Y NOTARÍAS

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

3251

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 981**: Hoy, dos (2) de octubre de dos mil ocho, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente, Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Elena Delfino, y los Directores Suplentes Ricardo Delfino M., Alberto Delfino y Fernando Paparoni en ausencia de Alfredo Travieso, Gustavo Gómez Ruiz y Alicia Mariela Paparoni respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor.

1. La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 10 de octubre de 2008 y como fecha de pago (fecha efectiva de registro del beneficio) el 17 de octubre de 2008, del dividendo aprobado por la Asamblea General Extraordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo extraordinario en efectivo de veinticinco céntimos de Bolívar Fuerte (Bs.F. 0,25) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2007. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

Certificación que expido en Caracas a los dos (2) días del mes de octubre del año dos mil ocho.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

REPÚBLICA BOLIVARIANA DE VENEZUELA
*** MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA ***

SERVICIO AUTÓNOMO DE REGISTROS Y NOTARÍAS.
REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL

RM No. 220
198° y 149°

Abogado GLORIA MARIANA GONZALEZ CLARK, Registradora Mercantil

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original está inscrito en el Tomo: **179-A REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL Y ESTADO BOLIVARIANO DE MIRANDA**. Número: **12** del año **2008**, así como La Participación, Nota y Documento que se copian de seguida son traslado fiel de sus originales, los cuales son del tenor siguiente:

3251

ESTE PRINCIPAL PERTENECE A:
MANUFACTURAS DE PAPEL C.A. (MANPA) S.A., C.A
Número de expediente: **3251**

SAREN
SERVICIO AUTÓNOMO DE REGISTROS Y NOTARÍAS

Nelly González Díaz
Abogado
Inpre Abogado No. 31291

Recibido: 08/10/08
Otorgamiento: 621-12966
Fisco: 621-12929
R.M. 4407 Complemento:
Teléfono: 9/01/23/07

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la Asamblea General Extraordinaria de Accionistas de mi representada celebrada el 02 de octubre de 2008, fue aprobado lo siguiente:

PUNTO UNICO

Decretar un dividendo extraordinario en efectivo de veinticinco céntimos de Bolívar Fuerte (Bs.F. 0,25) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de la compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2007, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Asimismo, delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de la Asamblea de Accionistas referida.

Asimismo, solicito se sirva expedir tres (03) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.

Carlos Delfino

REVISADA
Coromoto Romero
607665
FECHA:

16 OCT 2008

ANEXOS	
SOLVENCIAS	
C. LIBRO ACC.	
CARTA BANCARIA	
DEP. BANCARIO	
BALANCES	
INF. COMISARIO	
ACPT. COMISARIO	
OTROS	

REPÚBLICA BOLIVARIANA DE VENEZUELA

*** MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA ***

SERVICIO AUTÓNOMO DE REGISTROS Y NOTARÍAS.
REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL

RM No. 220
198° y 149°

Municipio Libertador, Dieciséis (16) de octubre del 2008

Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por el Abogado NELLY GENOVEVA GONZALEZ DIAZ IPSA N.: 31291, se inscribe en el Registro de Comercio bajo el Número: **12**, TOMO **-179-A REGISTRO MERCANTIL PRIMERO DEL DISTRITO CAPITAL Y ESTADO BOLIVARIANO DE MIRANDA**. Derechos pagados **Bs.: 736,00** Según Planilla RM No. **17079, 16204, 15828, 15832**, Banco No. **112966, 112929**, Por **Bs.**: **69,00**. La identificación se efectuó así: **CARLOS EDUARDO DELFINO THORMAHLEN**, C.I: **V-3.659.617**.
Abogado Revisor: **MARIA AUXILIADORA BRICEÑO BRICEÑO**

La presente inscripción se anticipó por urgencia jurada conforme al artículo 28 de la Ley del Registro Público y del Notariado.

Quien suscribe, el(la) Registrador(a) Mercantil deja constancia que para este otorgamiento se trasladó el funcionario Joel Diaz, titular de la Cédula No. 7921272 a la siguiente dirección: Av. Fco de Miranda Torre Country Club Piso 9.

Registradora Mercantil
FDO. Abogado GLORIA MARIANA GONZALEZ CLARK

ESTA PÁGINA PERTENECE A:
MANUFACTURAS DE PAPEL C.A. (MANPA) S.A., C.A
Número de expediente: **3251**
DIV

REGISTRO MERCANTIL PRIMERO
Los Timbres Fiscales por el monto de 11,04 han sido cancelados e inutilizados en el original del documento grabado

SAREN
SERVICIO AUTÓNOMO DE REGISTROS Y NOTARÍAS

Nelly González Díez
Abogado
Inpre Abogado No. 31291

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Extraordinaria de Accionistas de fecha 02 de octubre de 2008**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

Hoy, **dos (2) de octubre del año dos mil ocho (2008), siendo las 10:00 a.m.**, se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Nacional y El Universal, de fecha 27 de septiembre de 2008, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs.F. 45.882.000,oo. Capital Suscrito Bs.F. 22.941.000,oo. Capital Pagado Bs.F. 22.941.000,oo. RIF: J-00023530-9. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Extraordinaria de Accionistas que se efectuará el día 02 de octubre de 2008, a las 10:00 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO ÚNICO: Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que la propuesta de dividendo a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía. Caracas, 27 de septiembre de 2008. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas relacionados al final de esta Acta en listado anexo que forma parte de la presente acta y que representan **doscientos un millones doscientas dieciocho mil veintisiete (201.218.027) acciones**, o sea, más del **ochenta y siete por ciento**

(87%) del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el Punto Unico de la convocatoria – la cual fue leída -, o sea, Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Tomó la palabra Carlos Delfino T. y leyó la siguiente la siguiente proposición de la Junta Directiva: Acordar el dividendo a repartir a los accionistas. Se propone decretar un dividendo extraordinario en efectivo de veinticinco céntimos de Bolívar Fuerte (Bs.F. 0,25) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2007, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los dos (2) días del mes de octubre del año dos mil ocho (2008).

Manufacturas de Papel, C.A.
(MANPA), S.A.C.A.

Carlos Delfino

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 02/10/2008
HORA : 10:19:27

MANUFACTURAS DE PAPEL CA,MANPA SACA
Estado del Quorum
Extraordinaria

Total Accs.	:	229.410.000
Accs. Pres.	:	201.218.027
% Quroum	:	87,711

Total Accs. Tipo "A"	:	229.410.000
Total Accs. Tipo "A" Presentes	:	201.218.027
% Quroum Tipo "A"	:	87,711

87,711%

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL AGENTE DE TRASPASO

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 02/10/2008
PAGINA: 1

MANUFACTURAS DE PAPEL CA,MANPA SACA
Presentes

Nombre Accionista	Cant. Acciones	%
ELLIS GARCIA DE LA CONCHA JOHN	7.875	0,003
FEBRES PEREZ JOSE ALBERTO	23.173	0,010
GOMEZ ARRAIZ ROSA ELENA	343.886	0,150
GONZALEZ FERRI MANUEL	159.451	0,070
GRATEROL GONZALEZ DANILO EDUARDO	327	0,000
HEREDIA JUAN BAUTISTA	23.000	0,010
MUNOZ DE LEON HELENA MARGARITA	550	0,000
Total Acciones Representadas =>	558.262	0,243
Total Acciones del Quorum =>	201.218.027	87,711

...ZUELA ...al ...o Capital y Edo. ...ISTRO MERCANTIL PRIMERO

...ZOLANO DE CREDITO, S.A. BANCO UNIVERSAL AGENTE DE TRASPASO

...l y Edo. Miranda ...MERCANTIL PRIMERO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 02/10/2008
PAGINA: 1

MANUFACTURAS DE PAPEL CA,MANPA SACA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
DELFINO LAZO CARLOS	**10.896.999**	**4,750**
DELFINO THORMAHLEN CARLOS EDUARDO	446.420	0,195
FUNDACION CARLOS DELFINO	10.242.798	4,465
FUNDACIUN CARLOS DELFINO	130.000	0,057
INVERSIONES 84709 C.A. .	77.779	0,034
THREE D INTERNATIONAL MARKETING,INC	2	0,000
ELLIS JOHN	**2.045.647**	**0,892**
INVERSIONES 301130, C.A	2.045.647	0,892
FERRER JEFFERSON	**125.147.287**	**54,552**
BEAR STEARNS SECURITIES CORP.	2	0,000
FONDO MUTUAL DE VZLA.F.M.DE INV.DE	7.565	0,003
NATSCUMCO NOMINEE FOR CITIBANK NA	125.139.720	54,549
GONZALEZ NELLY	**62.565.503**	**27,272**
ARMANECA BIENES Y RAICES, C.A.	4.984.758	2,173
AÑEZ DELFINO ALBERTO ENRIQUE	334	0,000
AÑEZ DELFINO ARNALDO JOSE	2.318	0,001
BROWN BROTHERS HARRIMAN & CO.	14.000.000	6,103
CARPIO DELFINO MIGUEL ENRIQUE.	22.990	0,010
CARRILLO HERNANDEZ NUBIA MARIA	40	0,000
CLARIDGE, LTD.	35.000.000	15,257
DELFINO GOMEZ VIVIANNE	10.000	0,004
DITTMER MANZANO EGBERT	277.793	0,121
HERRERA VAN EPS GUSTAVO ROBERTO	3.900	0,002
INMOBILIARIA ARA, S.A.	3.360	0,001
INMOBILIARIA LA ONSEDONIA, C.A	572.685	0,250
INVERSIONES 218177, C.A.	300.000	0,131
INVERSIONES 935431, C.A.	345.996	0,151
INVERSIONES 9861680, C.A.	216.600	0,094
INVERSIONES INVERDELGO, C.A.	113.317	0,049
INVERSIONES KHAFRE, C.A.	182.145	0,079
INVERSIONES TALBOT, C.A.	390.790	0,170
INVERSIONES TEDEA C.A. .	8.436	0,004
INVERSIONES VEIQUEVE, S.A	12.760	0,006
INVERSIONES VEIQUEVE,S.A INVERSIONE	40	0,000
LEIZAOLA LARTITEGUI IÑAKI	65.600	0,029
MADINA INVESTMENTS LTD.	2	0,000
MAURY DE PAPARONI ALICIA	16.875	0,007
MEADOWWEED PTE LTD	4.348.192	1,895
PAPARONI DE PAHL MARITZA DEL CARMEN	17.699	0,008
PAPARONI MAURY ALICIA MARIELA.	620.000	0,270
PAPARONI MAURY CARLOS HENRIQUE JOSE	620.000	0,270
PAPARONI MICALE CONO MARIO	17.699	0,008
PAPARONI MICALE FERNANDO	2.200	0,001
PAPARONI MICALE FERNANDO CESAR	90.599	0,039

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 02/10/2008
PAGINA: 2

MANUFACTURAS DE PAPEL CA,MANPA SACA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
PAPARONI MICALE JOSE GAETANO	32.699	0,014
PAPARONI MICALE JOSEFINA	17.699	0,008
PAPARONI SANCHEZ GUSTAVO	200	0,000
PAPARONI SANCHEZ SILVIA	1.200	0,001
PULIDO MELCAN TIBISAY VICTORIA	1.300	0,001
RAMIREZ ORTIZ ANGEL JESUS	1	0,000
REZNICEK WEIRAUCHOVA HANY	224.526	0,098
SANCHEZ DE PAPARONI MARIA CRISTINA	11.200	0,005
SANCHEZ DE PEREIRA SYLVIA MARGARITA	1.550	0,001
TRAVIESO BASTOS ALFREDO EDUARDO	28.000	0,012
SANDOVAL GREISY	4.329	0,002
AGROPECUARIA 27 DE MAYO,C.A.	697	0,000
FONDO DE GARANTIAS Y PROTECCION BAN	3.091	0,001
J.D. CORDERO Y ASOC.CASA DE CAMBIO	541	0,000
Total Acciones Representadas =>	200.659.765	87,468
Total Acciones del Quorum =>	201.218.027	87,711

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 02/10/2008
PAGINA: 1

MANUFACTURAS DE PAPEL CA,MANPA SACA
Especial

Nombre Accionista			Cant. Acciones	%
DELFINO LAZO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	10.896.999	4,750
	Total Acciones	:=>	10.896.999	4,750
ELLIS JOHN				
	Acciones Propias	:=>	7.875	0,003
	Acciones Representadas	:=>	2.045.647	0,892
	Total Acciones	:=>	2.053.522	0,895
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	23.173	0,010
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	23.173	0,010
FERRER JEFFERSON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	125.147.287	54,552
	Total Acciones	:=>	125.147.287	54,552
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	343.886	0,150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	343.886	0,150
GONZALEZ FERRI MANUEL				
	Acciones Propias	:=>	159.451	0,070
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	159.451	0,070
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	62.565.503	27,272
	Total Acciones	:=>	62.565.503	27,272
GRATEROL GONZALEZ DANILO EDUARDO				
	Acciones Propias	:=>	327	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	327	0,000
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	23.000	0,010
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	23.000	0,010

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 02/10/2008
PAGINA: 2

MANUFACTURAS DE PAPEL CA,MANPA SACA
Especial

Nombre Accionista			Cant. Acciones	%
MUNOZ DE LEON HELENA MARGARITA				
	Acciones Propias	:=>	550	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	550	0,000
SANDOVAL GREISY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	4.329	0,002
	Total Acciones	:=>	4.329	0,002
	Total Acciones General	:=>	201.218.027	87,711

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO

...VENEZUELA ...icial ...do Capital y ... REGISTRO MERCANTIL ...

REPUBLICA BOLIVARIANA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------

[Letterhead of MANPA]

Caracas, October 30, 2008.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV

Present.-

Attn. National Securities Registry

In compliance with the regulations in effect, attached hereto we are sending three (3) counterparts of the following documents of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Interim Consolidated Financial Statements at September 30, 2008 and 2007 based on the International Financial Reporting Standards (IFRS).

2. Consolidated Income Statement for the nine-month period ended at September 30, 2008 and 2007.

3. Interim Consolidated Statements of Equity Accounts Movements at September 30, 2008 based on the International Financial Reporting Standards (IFRS).

4. Interim Consolidated Statements of Equity Accounts Movements at September 30, 2007 based on the International Financial Reporting Standards (IFRS).

5. Interim Consolidated Cash Flow Statements for the term comprised from January the 1st to September the 30th, 2008 and 2007 based on the International Financial Reporting Standards (IFRS).

6. Consolidated Balance Sheet at September 30, 2008 and December 31, 2007 based on the International Financial Reporting Standards (IFRS).

7. Consolidated Income Statement for the three-month period ended at September 30, 2008 and 2007.

7. Notes to the consolidated financial statements for the nine-month period ended at September 30, 2008 and 2007.

Having no further matter to discuss,

Sincerely,

For LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 0212 901 22 45 Fax 0212 901 23 17--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONDENSED CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2008 AND 2007

INTERIM

(Stated in Strong bolivars))

	2008	2007
ASSETS		
NON CURRENT ASSETS:		
Property, plant and equipment – Net	390,996,463	400,684,830
Stockholdings in associations and joint business	1,103,063	3,980,059
Total non-current assets	392,099,526	404,664,889
CURRENT ASSETS:		
Expenses paid in advance	2,209,252	1,628,968
Inventories	80,520,658	51,436,440
Advances to suppliers	2,490,763	2,576,800

Bills and accounts receivable - net	182,799,575	119,287,915
Investments available for sale	117,115	117,244
Cash and cash equivalent	57,471,659	34,432,890
Total current assets	325,429,022	209,480,257
TOTAL	717,528,548	614,145,146
SHAREHOLDER'S EQUITY AND LIABILITIES		
SHAREHOLDER'S EQUITY:		
Capital stock	69,633,596	69,632,690
Premium on share issue	13,405	-
Accumulated result from translation of affiliate and joint business abroad	206,308	206,308
Retained earnings:		
Legal reserve	6,963,360	6,963,269
Updated net balance of retained earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	227,728,768	200,161,992
Non realization of results in investments	82,795	(672,027)
Total shareholders' equity	424,221,783	395,885,783
NON CURRENT LIABILITIES:		
Provision for severance benefits, net of long-term advances	14,866,517	6,891,941
Unsecured bonds	46,700,000	5,000,000
Deferred Tax Income	23,512,472	43,981,764
Total non current liabilities	85,078,989	55,963,705
CURRENT LIABILITIES:		
Provision for severance benefits, net of short-term advances	16,104,394	6,444,869
Commercial papers	6,000,000	15,000,000
Short-term loans	68,000,937	40,430,044

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Dividends payable	1,459,734	15,066,223
Income tax payable	30,805,575	1,328,871
Accounts payable	85,857,136	84,025,651
Total current liabilities	208,227,776	162,295,658
Total liabilities	293,306,765	218,259,363
TOTAL	717,528,548	614,145,146

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE NINE-MONTH PERIOD ENDED AT SEPTEMBER 30, 2008 AND 2007

INTERIM

(Stated in Strong bolivars))

	2008	2007
Income from sales	638,295,780	393,986,190
Sale costs	412,058,467	297,373,710
Gross income	226,237,313	96,612,480
Cost and expenses:		
Sales expenses	32,729,169	31,856,517
Overheads and administrative expenses	24,082,591	17,235,743
Income from selling assets	(327,943)	(9,211)
	56,483,817	49,083,049
Operating income	169,753,496	47,529,431
Participation in results from joint business	(3,666,295)	12,978
Financial costs	(14,146,714)	(5,019,691)
Financial income	508,221	645,434
Exchange differences – net	(83,404)	(19,211)

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Loss in swap operations with securities	(13,295,469)	(2,197,176)
Income or(losses)from selling bonds	(2,113,500)	3,174,600
Other income (expenditure):		
Provision for accounts receivable	(1,067,426)	-
ADR commissions	(297,689)	(257,782)
Tax to financial transactions	(5,935,104)	-
Others – net	(93,147)	(138,920)
	(40,190,524)	(3,799,768)
Income before taxes	129,562,972	43,729,663
Income tax	23,185,585	(6,905,674)
Net income	106,377,387	36,823,989
Net income per share:		
Basic	463,70	16,05
Diluted	463,70	16,05

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller---

(Next, there is the Condensed Consolidated Statements of Movements in Equity Accounts for the six-month period ended at September 30, 2008 (Interim) (stated in strong bolivars) and the Condensed Consolidated Statements of Movements in Equity Accounts for the nine-month term ended at September, 30, 2008 (Interim) (stated in strong bolivars)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED CASH FLOWS STATEMENT FOR THE NINE-MONTH TERM ENDED AT SEPTEMBER 30, 2008 AND 2007

INTERIM

(Stated in Strong bolivars)

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

	2008	2007
OPERATING ACTIVITIES:		
Net earnings	106,377,387	36,823,989
Adjustments to reconcile net income with the cash provided for the operating activities:		
Exchange differences – net	83,404	19,211
Participation in results from joint business	3,666,295	(12,978)
Deferred income tax	(11,222,347)	(2,288,381)
Tax provision	34,407,932	8,203,398
Realization of results in investments	755,470	(70,932)
Result from selling property, plant and equipment	327,943	9,211
Financial costs	14,146,714	5,019,691
Financial income	(508,221)	(645,434)
Depreciation	13,415,397	13,335,044
Operating cash flows before movements of working capital	161,449,974	60,392,819
Changes in operating assets and liabilities:		
Reduction (increase) in:		
Bills and accounts receivable	(62,608,688)	(14,878,619)
Advances to suppliers	(689,737)	(915,618)
Inventories	456,636	15,028,299
Expenses paid in advance	(1,212,836)	(652,689)
Increase (reduction)in:		
Accounts payable	(19,326,460)	(22,426,193)
Provision for severance benefits, net of payments	15,839,817	3,364,222
Cash provided for operating activities	93,908,706	39,912,221
Paid interests	(11,795,123)	(3,651,780)
Collected interests508.221	645,434	
Paid taxes	(12,331,188)	(9,283,816)
Net cash provided for operating activities	70,290,616	27,622,059

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

INVESTMENT ACTIVITIES:		
Increase in investments available for sale	10,929	102,299
Acquisition of property, plant and equipment	(6,782,798)	(514,3899
Net cash provided for investment activities	(6,771,869)	(412,090)
FINANCING ACTIVITIES:		
Increase in short-term loans, net	50,393,828	892,251
Cost of issuing commercial papers	21,991,500	6,100,000
Amortization of commercial papers	(26,916,763)	(2,496,409)
Amount of issuing long-term unsecured bonds	12,500,000	5,000,000
Cash dividends	(75,177,556)	(26,162,864)
Net cash used in financing activities	(17,208,991)	(16,667,022)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS	46,309,756	10,542,947
CASH AND CASH EQUIVALENT AT THE BEGINNING OF TERM	11,161,903	23,889,943
CASH AND CASH EQUIVALENTS AT THE END OF TERM	57,471,659	34,432,890

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

INTERIM

(Stated in Strong bolivars)

	2008	2007
ASSETS		
NON CURRENT ASSETS:		
Property, plant and equipment – Net	390,996,463	397,957,005
Stockholdings in associations and joint business	1,103,063	4,769,005
Total non-current assets	392,099,526	402,726,263
CURRENT ASSETS:		
Expenses paid in advance	2,209,252	816,416
Inventories	80,520,658	80,977,294
Advances to suppliers	2,490,763	1,801,026
Bills and accounts receivable - net	182,799,575	120,190,887
Investments available for sale	117,115	128,044
Cash and cash equivalent	57,471,659	11,161,903
Total current assets	325,429,022	215,075,570
TOTAL	717,528,548	617,801,933
SHAREHOLDER'S EQUITY AND LIABILITIES		
SHAREHOLDER'S EQUITY:		
Capital stock	69,633,596	69,633,596
Premium on share issue	13,405	13,405
Accumulated result from translation of affiliate and joint business abroad	206,308	206,308
Retained earnings:		
Legal reserve	6,963,360	6,963,269
Updated net balance of retained earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	227,728,768	155,762,882
Non realization of results in investments	82,795	(672,675)
Total shareholders' equity	424,221,783	351,500,427
NON CURRENT LIABILITIES:		

Provision for severance benefits, net of long-term advances	14,866,517	7,256,889
Unsecured bonds	46,700,000	34,200,000
Deferred income tax	23,512,472	34,734,819
Total non current liabilities	85,078,989	76,191,708
CURRENT LIABILITIES:		
Provision for severance benefits, net of short-term advances	16,104,394	7,874,205
Commercial papers	6,000,000	10,925,263
Short-term loans	68,000,937	15,255,518
Dividends payable	1,459,734	42,225,789
Income tax payable	30,805,575	8,728,831
Accounts payable	85,857,136	105,100,192
Total current liabilities	208,227,776	190,109,798
Total liabilities	293,306,765	266,301,506
TOTAL	717,528,548	617,801,933

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT CONDENSED

FOR THE THREE-MONTH TERM ENDED AT SEPTEMBER 30, 2008 AND 2007

BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

INTERIM

(Stated in Strong bolivars)

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

	2008	2007
Income from sales	252,894,273	147,225,185
Sale costs	156,041,021	107,303,302
Gross income	96,853,252	39,921,883
Cost and expenses:		
Sales expenses	12,923,155	13,729,461
Overheads and administrative expenses	8,388,901	6,971,905
Income from selling assets	(327,943)	-
	20,984,113	20,701,366
Operating income	75,869,139	19,220,517
Participation in results from joint business	(1,070,139)	(219,454)
Financial costs	(5,938,710)	(1,940,185)
Financial income	287,024	165,366
Exchange differences – net	(7,550)	(12,585)
Loss in swap operations with securities	(806,499)	(1,493,335)
Income from selling bonds	(2,113,500)	3,174,600
Other income (expenditure):		
Provision for accounts receivable	(2,001)	-
Others – net	(9,031)	(112,433)
	(9,660,406)	(438,026)
Income before taxes	66,208,733	18,782,491
Income tax	11,782,010	2,271,885
Net income	54,426,723	16,510,606
Net income per share:		
Basic	118.62	7.20
Diluted	118.62	7.20

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED AT SEPTEMBER 30, 2008 AND 2007

(Stated in thousand bolivars)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Financial Reporting Standards (IFRS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financial Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Financial Reporting Standards (IFRS) that include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements is the responsibility of the Board of Directors and of Company Management. To prepare them, certain

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses from deterioration of certain assets,
- Useful life of property, plant and equipment,
- Valuation of goodwill,
- Reasonable values of financial assets and liabilities,
- Estimated accruals payable,
- Probability of contingencies,
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders,
- Price control on certain products commercialized by the Company.

Although these estimates are made based on the best information available at September 30, 2008 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The consolidated financial statements attached hereto include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States), both 50% owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Corporación Forestal Orinoco,	33	The Company does not have a

C.A.		significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

The result from selling or withdrawing property, plant and equipment is determined by the difference between the benefit from selling and the accounting value of the asset, and the same is recognized in the results from the fiscal year.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication thereon, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During

abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a

financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. Classification of financial assets as current and non-current – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

m. Bank loans and obligations and commercial papers Loans and obligations and commercial papers are registered at repaid cost. Financial expenses,

included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

n. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank.

In case of unjustified dismissal or involuntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of current salary. In case of involuntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. ***Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´ equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements.

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

q. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At September 30, 2008, there were different ongoing judicial procedures and claims against the Company originated from the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income

from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount or to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Deferred taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from deferred taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the

future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

w. **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

x. **Financial liability and shareholders' equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. ***Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different from the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

3. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2007 taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2008 and 2007, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

Structure of this information is designed as if each business line deals with an autonomous business and has independent own resources that are distributed based on the risk of assets assigned to each line, according to an internal system perceptual cost distribution.

Below the information by segment of these activities is detailed, for the nine-month periods ended at September 30, 2008 and 2007 (in strong bolivars):

2008

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income Statement					
Local sales	288,799,063	329,435,186	6,786,780	-	625,001,029
Export sales	2,590,709	10,704,042	-	-	13,249,751
Sales among segments – local		-	11,724,857	(11,724,857)	-
Sales among segments – export	114,939	773,196	-	(888,135)	-
Total income	291,484,711	340,912,424	18,511,637	(12,612,992)	638,295,780
Costs and expenses	230,037,587	235,170,393	15,764,758	12,430,454	468,542,284
Operating results	61,447,124	105,742,031	2,746,879	(182,538)	169,753,496
Participation in results from joint-business companies	-	-	-	-	(3,666,295)
Financial income	-	-	-	-	508,221
Financial expenses and others	-	-	-	-	(37,032,450)
Results before					

taxes	-	-	-	-	129,562,972
Results after taxes	-	-	-	-	106,377,387
Depreciation	6,314,234	6,006,230	1,094,933	-	13,415,397
Capital investments	833,636	6,492,942	428,267	-	7,754,845
Balance sheet					
Assets					
Assets per segment	320,999,817	277,869,102	57,207,239	(24,122,138)	631,954,020
Assets per corporate segments	-	-	-	-	55,119,732
Participation in associated companies	1,103,063	-	-	-	1,103,063
Undistributed corporate assets	-	-	-	-	29,351,733
Total consolidated assets	-	-	-	-	717,528,548
Liabilities					
Liabilities by segments	39,494,246	36,027,706	8,374,621	(23,152,138)	60,744,435
Liabilities by corporate segments	-	-	-	-	81,055,818
Undistributed corporate liabilities	-	-	-	-	151,506,512
Total consolidated liabilities					293,306,765

2007

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income Statement					
Local sales	197,432,152	179,606,300	3,853,688	-	380,892,140
Export sales	3,024,019	10,070,031	-	-	13,094,050
Sales among segments – local	-	-	9,338,805	(9,338,805)	-
Sales among segments – export	158,270	911,111	-	(1,149,381)	-
Total income	200,614,441	190,667,442	13,192,493	(10,488,186)	393,986,190
Costs and expenses	184,174,565	159,963,274	12,611,064	10,292,144	346,456,759

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Operating results	16,439,876	30,704,168	581,429	(196,042)	47,529,431
Participation in results from joint-business companies	-	-	-	-	12,978
Financial income	-	-	-	-	645,434
Financial expenses and others	-	-	-	-	(4,458,180)
Results before taxes	-	-	-	-	43,729,663
Results after taxes	-	-	-	-	36,823,989
Depreciation	6,254,148	6,030,803	1,050,093	-	13,335,044
Capital investments	2,505,421	5,188	-	-	2,510,609
Balance sheet					
Assets					
Assets per segment	258,748,932	261,657,096	45,325,928	(23,900,357)	541,831,599
Assets per corporate segments	-	-	-	-	19,129,130
Participation in associated companies	3,980,059	-	-	-	3,980,059
Undistributed corporate assets	-	-	-	-	49,204,358
Total consolidated assets					604,145,146
Liabilities					
Liabilities by segments	58,097,991	30,659,668	10,518,941	(24,729,283)	74,547,317
Liabilities by corporate segments	-	-	-	-	37,971,363
Undistributed corporate liabilities	-	-	-	-	105,740,683
Total consolidated liabilities					218,259,363

4. FURTHER EVENT

Cash dividends

As of October 2 of this year, the Shareholders´ Meeting agreed to decree cash dividends amounting to BsF0.25 per share.

Translator's Note:

At the upper right margin of he first and second pages of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION. 2008 Ocotber 30 2:52. FILE RECEIVED."——————

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November the 28th, 2008.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS CONDENSED FOR THE NINE-MONTH TERM ENDED AT SEPTEMBER 2007
INTERIM

(Stated in strong bolivars)

	Capital Stock	Accrued results from translation of subsidiary and joint business	Retained Earnings: Legal Reserve	Retained Earnings: Updated net balance of retained earnings for the sole use of payment of share dividends of the Company and subsidiaries	Retained Earnings: Undistributed	Non-realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2006	69,632,690	206,308	6,963,269	119,593,551	190,866,116	(601,095)	386,660,839
Net income for the term	-	-	-	-	36,823,989	-	36,823,989
Total earnings recognized for the term	-	-	-	-	36,823,989	-	36,823,989
Realization of result for investments available for sale	-	-	-	-	-	(70,932)	(70,932)
Dividens decreed	-	-	-	-	(27,528,113)	-	(27,528,113)
BALANCES AT SEPTEMBER 30, 2007	69,632,690	206,308	6,963,269	119,593,551	200,161,992	(672,027)	395,885,783

Maria Alejandra Maguhn (signed) Illegible
Corporate Comptroller

Juan Antonio Lovera (signed) Illegible
Corporate V.P. Finances

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH Y. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS CONDENSED FOR THE NINE-MONTH PERIOD ENDED AT SEPTEMBER 30, 2008
INTERIM

(Stated in strong bolivars)

				Retained Earnings				
	Capital Stock	Premium on share issue	Accrued results from translation of subsidiary and joint business	Legal Reserve	Updated net balance of retained earnings for the sole use of payment of share dividends of the Company and subsidiaries	Undistributed	Non-realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2007	69,633,596	13,405	206,308	6,963,360	119,593,551	155,762,882	(672,675)	351,500,427
Net income for the period	-	-	-	-	-	106,377,387	-	106,377,387
Total earnings recognized for the period	-	-	-	-	-	106,377,387	-	106,377,387
Realization of result from investments available for sale	-	-	-	-	-	-	755,470	755,470
Dividends decreed	-	-	-	-	-	(34,411,501)	-	(34,411,501)
BALANCES AT SEPTEMBER 30, 2008	69,633,596	13,405	206,308	6,963,360	119,593,551	227,728,768	82,795	424,221,783

Maria Alejandra Maguhn (signed) Illegible
Corporate Comptroller

Juan Antonio Lovera (signed) Illegible
Corporate V.P. Finances

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina (ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club. Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISION NACIONAL DE VALORES
2008 OCT 30 P 2:52
ARCHIVO RECIBIDO

Caracas, 30 de octubre de 2008.

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Balance General Consolidado Interino al 30 de septiembre de 2008 y 2007, con base a Normas Internacionales de Información Financiera (NIIF).
2. Estado Consolidado de Resultados por los períodos de nueve meses terminados al 30 de septiembre de 2008 y 2007.
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 30 de septiembre de 2008, con base a Normas Internacionales de Información Financiera (NIIF).
4. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 30 de septiembre de 2007, con base a Normas Internacionales de Información Financiera (NIIF).
5. Estados Consolidados de Flujos de Efectivo Interinos para el período comprendido entre el 01 de enero y el 30 de septiembre de 2008 y 2007, con base a Normas Internacionales de Información Financiera (NIIF).
6. Balance General Consolidado al 30 de septiembre de 2008 y 31 de diciembre de 2007 con base a Normas Internacionales de Información Financiera (NIIF).
7. Estado Consolidado de Resultados por los períodos de tres meses terminados al 30 de septiembre de 2008 y 2007.
8. Notas a los estados financieros consolidados por los períodos de nueve meses terminados al 30 de septiembre de 2008 y 2007.

Sin más a que referirme, queda de usted,

Atentamente,

Por/ María Alejandra Hoquela

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.
llevel@manpa.com.ve
Teléfono: 0212 901 22 45, Fax: 0212 901 2317

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS CONDENSADOS
AL 30 DE SEPTIEMBRE DE 2008 Y 2007
INTERINO
(Expresados bolívares fuertes)

	2008	2007
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	390.996.463	400.684.830
Participaciones en asociadas y negocios conjuntos	1.103.063	3.980.059
Total activo no corriente	392.099.526	404.664.889
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	2.029.252	1.628.968
Inventarios	80.520.658	51.436.440
Anticipos a proveedores	2.490.763	2.576.800
Efectos y cuentas por cobrar - neto	182.799.575	119.287.915
Inversiones disponibles para la venta	117.115	117.244
Efectivo y equivalentes de efectivo	57.471.659	34.432.890
Total activo corriente	325.429.022	209.480.257
TOTAL	717.528.548	614.145.146
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.633.596	69.632.690
Prima en emisión de acciones	13.405	-
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308
Utilidades retenidas:		
Reserva legal	6.963.360	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	227.728.768	200.161.992
Resultado no realizado en inversiones	82.795	(672.027)
Total patrimonio	424.221.783	395.885.783
PASIVO NO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	14.866.517	6.981.941
Bonos quirografarios	46.700.000	5.000.000
Impuesto sobre la renta diferido	23.512.472	43.981.764
Total pasivo no corriente	85.078.989	55.963.705
PASIVO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	16.104.394	6.444.869
Papeles comerciales	6.000.000	15.000.000
Préstamos a corto plazo	68.000.937	40.430.044
Dividendos por pagar	1.459.734	15.066.223
Impuesto sobre la renta por pagar	30.805.575	1.328.871
Cuentas por pagar	85.857.136	84.025.651
Total pasivo corriente	208.227.776	162.295.658
Total pasivo	293.306.765	218.259.363
TOTAL	717.528.548	614.145.146

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS PERIODOS DE NUEVE MESES TERMINADOS EL 30 DE SEPTIEMBRE DE 2008 Y 2007
INTERINO
(Expresados bolívares fuertes)

	2008	2007
Ingresos por ventas	638.295.780	393.986.190
Costo de ventas	412.058.467	297.373.710
Utilidad bruta	226.237.313	96.612.480
Costos y gastos:		
Gastos de ventas	32.729.169	31.856.517
Gastos generales y administrativos	24.082.591	17.235.743
Utilidad en venta de activos	(327.943)	(9.211)
	56.483.817	49.083.049
Utilidad en operaciones	169.753.496	47.529.431
Participación en resultados de negocios conjuntos	(3.666.295)	12.978
Costos financieros	(14.146.714)	(5.019.691)
Ingresos financieros	508.221	645.434
Diferencias en cambio - neto	(83.404)	(19.211)
Pérdida en operaciones de permuta con títulos valores	(13.295.469)	(2.197.176)
Ganancias o (perdida) en venta de Bonos	(2.113.500)	3.174.600
Otros ingresos (egresos):		
Provisión para cuentas por cobrar	(1.067.423)	-
Comisiones ADR	(297.689)	(257.782)
Impuesto a las transacciones financieras	(5.935.104)	-
Otros - neto	(93.147)	(138.920)
	(40.190.524)	(3.799.768)
Utilidad antes de impuestos	129.562.972	43.729.663
Impuesto sobre la renta	23.185.585	(6.905.674)
Utilidad neta	106.377.387	36.823.989
Utilidad neta por acción:		
Básica	463,70	16,05
Diluida	463,70	16,05

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO DE NUEVE MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2008
INTERINO
(Expresados bolívares fuertes)

	Capital social	Prima en emisión de acciones	Resultado acumulado por traducción de filial y negocios conjuntos	Utilidades retenidas: Reserva legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	Utilidades retenidas: No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2007	69.633.596	13.405	206.308	6.963.360	119.593.551	155.762.882	(672.675)	351.500.427
Utilidad neta del período	-	-	-	-	-	106.377.387	-	106.377.387
Total utilidades reconocidas en el período	-	-	-	-	-	106.377.387	-	106.377.387
Resultado realizado de inversiones disponibles para la venta	-	-	-	-	-	-	755.470	755.470
Dividendos decretados	-	-	-	-	-	(34.411.501)	-	(34.411.501)
SALDOS AL 30 DE SEPTIEMBRE DE 2008	69.633.596	13.405	206.308	6.963.360	119.593.551	227.728.768	82.795	424.221.783

María Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO DE NUEVE MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2007
INTERINO
(Expresados bolívares fuertes)

	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal (Utilidades retenidas)	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias (Utilidades retenidas)	No distribuidas (Utilidades retenidas)	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2006	69.632.690	206.308	6.963.269	119.593.551	190.866.116	(601.095)	386.660.839
Utilidad neta del período	-	-	-	-	36.823.989	-	36.823.989
Total utilidades reconocidas en el período	-	-	-	-	36.823.989	-	36.823.989
Resultado realizado de inversiones disponibles para la venta	-	-	-	-	-	(70.932)	(70.932)
Dividendos decretados	-	-	-	-	(27.528.113)	-	(27.528.113)
SALDOS AL 30 DE SEPTIEMBRE DE 2007	69.632.690	206.308	6.963.269	119.593.551	200.161.992	(672.027)	395.885.783

María Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

C... ...ION NACIONAL
... VALORES
2008 OCT 30 P 2:52
...CHIVO
...IBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO CONDENSADOS
POR LOS PERIODOS DE NUEVE MESES TERMINADOS EL 30 DE SEPTIEMBRE DE 2008 Y 2007
INTERINO
(Expresados bolívares fuertes)

	2008	2007
ACTIVIDADES OPERACIONALES:		
Utilidad neta	106.377.387	36.823.989
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Diferencias en cambio - neto	83.404	19.211
Participación en resultados de negocios conjuntos	3.666.295	(12.978)
Impuesto sobre la renta diferido	(11.222.347)	(2.288.381)
Provisión para impuestos	34.407.932	8.203.398
Resultado realizado en inversiones	755.470	(70.932)
Resultado en venta de propiedades, planta y equipo	327.943	9.211
Costos financieros	14.146.714	5.019.691
Ingresos financieros	(508.221)	(645.434)
Depreciación	13.415.397	13.335.044
Flujos de efectivo operativos antes de los movimientos de capital de trabajo	161.449.974	60.392.819
Cambios en activos y pasivos operacionales:		
Disminución (aumento) en:		
Efectos y cuentas por cobrar	(62.608.688)	(14.878.619)
Anticipos a proveedores	(689.737)	(915.618)
Inventarios	456.636	15.028.299
Gastos pagados por anticipado	(1.212.836)	(652.689)
Aumento (disminución) en:		
Cuentas por pagar	(19.326.460)	(22.426.193)
Apartado para prestaciones por antigüedad, neto de pagos	15.839.817	3.364.222
Efectivo provisto por las actividades operacionales	93.908.706	39.912.221
Intereses pagados	(11.795.123)	(3.651.780)
Intereses cobrados	508.221	645.434
Impuestos pagados	(12.331.188)	(9.283.816)
Efectivo neto provisto por las actividades operacionales	70.290.616	27.622.059
ACTIVIDADES DE INVERSIÓN:		
Aumento en inversiones disponibles para la venta	10.929	102.299
Adquisición de propiedades, planta y equipo	(6.782.798)	(514.389)
Efectivo neto provisto usado en las actividades de inversión	(6.771.869)	(412.090)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento en préstamos a corto plazo	50.393.828	892.251
Importe de la emisión de papeles comerciales	21.991.500	6.100.000
Amortización de papeles comerciales	(26.916.763)	(2.496.409)
Importe de la emisión de bonos quirografarios a largo plazo	12.500.000	5.000.000
Dividendos en efectivo	(75.177.556)	(26.162.864)
Efectivo neto usado por las actividades de financiamiento	(17.208.991)	(16.667.022)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	46.309.756	10.542.947
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL PERIODO	11.161.903	23.889.943
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO	57.471.659	34.432.890

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
BALANCES GENERALES CONSOLIDADOS CONDENSADOS
AL 30 DE SEPTIEMBRE DE 2008 Y 31 DE DICIEMBRE DE 2007
INTERINO
(Expresados bolívares fuertes)

	2008	2007
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	390.996.463	397.957.005
Participaciones en asociadas y negocios conjuntos	1.103.063	4.769.358
Total activo no corriente	392.099.526	402.726.363
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	2.029.252	816.416
Inventarios	80.520.658	80.977.294
Anticipos a proveedores	2.490.763	1.801.026
Efectos y cuentas por cobrar - neto	182.799.575	120.190.887
Inversiones disponibles para la venta	117.115	128.044
Efectivo y equivalentes de efectivo	57.471.659	11.161.903
Total activo corriente	325.429.022	215.075.570
TOTAL	717.528.548	617.801.933
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.633.596	69.633.596
Prima en emisión de acciones	13.405	13.405
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308
Utilidades retenidas:		
Reserva legal	6.963.360	6.963.360
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	227.728.768	155.762.882
Resultado no realizado en inversiones	82.795	(672.675)
Total patrimonio	424.221.783	351.500.427
PASIVO NO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	14.866.517	7.256.889
Bonos quirografarios	46.700.000	34.200.000
Impuesto sobre la renta diferido	23.512.472	34.734.819
Total pasivo no corriente	85.078.989	76.191.708
PASIVO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	16.104.394	7.874.205
Papeles comerciales	6.000.000	10.925.263
Préstamos a corto plazo	68.000.937	15.255.518
Dividendos por pagar	1.459.734	42.225.789
Impuesto sobre la renta por pagar	30.805.575	8.728.831
Cuentas por pagar	85.857.136	105.100.192
Total pasivo corriente	208.227.776	190.109.798
Total pasivo	293.306.765	266.301.506
TOTAL	717.528.548	617.801.933

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 30 DE SEPTIEMBRE DE 2008 Y 2007
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
INTERINO
(Expresados en miles de bolívares)

	2008	2007
Ingresos por ventas	252.894.273	147.225.185
Costo de ventas	156.041.021	107.303.302
Utilidad bruta	96.853.252	39.921.883
Costos y gastos:		
Gastos de ventas	12.923.155	13.729.461
Gastos generales y administrativos	8.388.901	6.971.905
Utilidad en venta de activos	(327.943)	-
	20.984.113	20.701.366
Utilidad en operaciones	75.869.139	19.220.517
Participación en resultados de negocios conjuntos	(1.070.139)	(219.454)
Costos financieros	(5.938.710)	(1.940.185)
Ingresos financieros	287.024	165.366
Diferencias en cambio - neto	(7.550)	(12.585)
Pérdida en operaciones de permuta con títulos valores	(806.499)	(1.493.335)
Ganancias en venta de Bonos	(2.113.500)	3.174.600
Otros ingresos (egresos):		
Provisión para cuentas por cobrar	(2.001)	-
Otros - neto	(9.031)	(112.433)
	(9.660.406)	(438.026)
Utilidad antes de impuestos	66.208.733	18.782.491
Impuesto sobre la renta	11.782.010	2.271.885
Utilidad neta	54.426.723	16.510.606
Utilidad neta por acción:		
Básica	118,62	7,20
Diluida	118,62	7,20

Juan Antonio Lovera
Vp. Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
PARA LOS PERÍODOS DE NUEVE MESES TERMINADOS EL 30 DE SEPTIEMBRE DE 2008 Y 2007
(En miles de bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos,
- La vida útil de las propiedades, planta y equipo,
- La valoración del fondo de comercio,
- Los valores razonables de los activos y pasivos financieros,
- Acumulaciones estimadas por pagar,

- Probabilidad de las contingencias,
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas,
- Control de precios sobre ciertos productos comercializados por la Compañía. .

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 30 de septiembre de 2008 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa

asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipo se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. ***Activos financieros*** – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y

prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones y papeles comerciales*** – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos

según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37.

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al 30 de septiembre de 2008 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos

procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del período entre el promedio ponderado de acciones emitidas y en circulación para cada período. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del período son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

3 INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2007; teniendo en

cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los ejercicios 2008 y 2007, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los períodos de nueve meses terminados el 30 de septiembre 2008 y 2007 (en bolívares fuertes):

2008

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	288.779.063	329.435.186	6.786.780	-	625.001.029
Ventas de exportación	2.590.709	10.704.042	-	-	13.294.751
Ventas entre segmentos - local	-	-	11.724.857	(11.724.857)	-
Ventas entre segmentos - exportación	114.939	773.196		(888.135)	-
Total ingresos	291.484.711	340.912.424	18.511.637	(12.612.992)	638.295.780
Costos y gastos	230.037.587	235.170.393	15.764.758	12.430.454	468.542.284
Resultado de operación	61.447.124	105.742.031	2.746.879	(182.538)	169.753.496
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(3.666.295)
Ingresos financieros	-	-	-	-	508.221
Gastos financieros y otros	-	-	-	-	(37.032.450)
Resultados antes de impuestos	-	-	-	-	129.562.972
Resultado después de impuestos	-	-	-	-	106.377.387
Depreciación	6.314.234	6.006.230	1.094.933	-	13.415.397
Inversiones de Capital	833.636	6.492.942	428.267	-	7.754.845
Balance general					
Activo					
Activos por segmentos	320.999.817	277.869.102	57.207.239	(24.122.138)	631.954.020
Activos por segmentos corporativos	-	-	-	-	55.119.732
Participaciones en empresas asociadas	1.103.063	-	-	-	1.103.063
Activos corporativos no distribuidos	-	-	-	-	29.351.733
Activo total consolidado					717.528.548
Pasivo					
Pasivos por segmentos	39.494.246	36.027.706	8.374.621	(23.152.138)	60.744.435
Pasivos por segmentos corporativos	-	-	-	-	81.055.818
Pasivos corporativos no distribuidos	-	-	-	-	151.506.512
Pasivo total consolidado					293.306.765

2007

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	197.432.152	179.606.300	3.853.688	-	380.892.140
Ventas de exportación	3.024.019	10.070.031	-	-	13.094.050
Ventas entre segmentos - local	-	-	9.338.805	(9.338.805)	-
Ventas entre segmentos - exportación	158.270	991.111	-	(1.149.381)	-
Total ingresos	200.614.441	190.667.442	13.192.493	(10.488.186)	393.986.190
Costos y gastos	184.174.565	159.963.274	12.611.064	10.292.144	346.456.759
Resultado de operación	16.439.876	30.704.168	581.429	(196.042)	47.529.431
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	12.978
Ingresos financieros	-	-	-	-	645.434
Gastos financieros y otros	-	-	-	-	(4.458.180)
Resultados antes de impuestos	-	-	-	-	43.729.663
Resultado después de impuestos	-	-	-	-	36.823.989
Depreciación	6.254.148	6.030.803	1.050.093	-	13.335.044
Inversiones de capital	2.505.421	5.188	-	-	2.510.609
Balance general					
Activo					
Activos por segmentos	258.748.932	261.657.096	45.325.928	(23.900.357)	541.831.599
Activos por segmentos corporativos	-	-	-	-	19.129.130
Participaciones en empresas asociadas	3.980.059	-	-	-	3.980.059
Activos corporativos no distribuidos	-	-	-	-	49.204.358
Activo total consolidado					614.145.146
Pasivo					
Pasivos por segmentos	58.097.991	30.659.668	10.518.941	(24.729.283)	74.547.317
Pasivos por segmentos corporativos	-	-	-	-	37.971.363
Pasivos corporativos no distribuidos	-	-	-	-	105.740.683
Pasivo total consolidado					218.259.363

4 EVENTO SUBSECUENTE

Dividendos en efectivo.
Con fecha 02 de octubre del presente, la Asamblea de Accionistas acordó decretar dividendos en efectivo de BsF. 0,25 por acción.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------

[Letterhead of MANPA]

Caracas, October 2, 2008.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

Pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 of August 24, 2004 we address you to inform you that the General Shareholders' Meeting as of October 2, 2008 approved decreeing a special cash dividend amounting to Twenty-Five Cents of Strong Bolivars (BsF.0.25) per share and delegated to the Board of Directors the setting of both the registry and payment dates.

Likewise, the Board of Directors in its meeting No.981 of this same date resolved to set the registry and payment dates of the aforementioned dividend, which will be paid from October 17, 2008 (effective date of registry with benefit) to those shareholders registered on October 10, 2008 (deadline of transaction with benefit).

The dividend advertisement will be published in one (1) newspaper of national circulation on October 5, 2008.

Attached hereto you will find the following documents:

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

- Project of the advertisement of payment of dividend.
- Certification of the Minutes of General Shareholders´ Meeting dated October 2, 2008.
- Certification of the Minutes of the Board of Directors No.981 dated October 2, 2008.
- Publication of the Notification of Shareholders´ Meeting.
- Statement of Movements in Equity Accounts for the year ended at December 31, 2007.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. ---

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.981 dated October 2, 2008 decided to set the record date and payment of dividends, giving effect to that approved as of October 2, 2008 by the General Shareholders' Meeting, which decreed an extraordinary cash dividend of Twenty-Five Cents of String Bolivars (Bs.0.25) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge against Undistributed retained earnings at December 31, 2007 in favor of shareholders registered on the fifth business day following the publication of the notice in one (1) newspaper of major national circulation, that is, on October 10, 2008 (transaction deadline with benefit), payable on the fifth business day following that date, that is from October 17, 2008 (effective record date with benefit).

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, October 5, 2008. (signed) Illegible. --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **General Shareholder's Meeting as of October 2, 2008** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 10:00 a.m. of the Second (2nd) day of October of the year Two Thousand Eight (2008) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Nacional and El Universal, dated September 27, 2008 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,882,000.00 Subscribed Capital Bs.22,941,000.00 Capital Paid-In Bs. 22,941,000.00 RIF: J-00023530-9 NOTIFICATION. "Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 10:00 a.m., on October 2, 2008 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose: Sole item: Agreeing upon an extraordinary dividend to be allocated to shareholders and to delegate to the Board of Directors fixing the record and payment dates to shareholders. Shareholders are herein informed that the proposal of dividend referred

to herein is available at the company premises. Caracas, September 27, 2008. For the BOARD OF DIRECTORS. CARLOS DELFINO T. Chairman.

There attended this meeting the shareholders listed at the bottom of this Minutes who represent **two hundred one million two hundred eighteen thousand twenty-seven (201,218,027) shares**, that is, more than **eighty-seven percent (87%)** of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the Sole Item of the notice – which was read out – that is, agreeing upon an extraordinary dividend to be allocated to shareholders and to delegate to the Board of Directors fixing the record and payment dates to shareholders. Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: agreeing upon a dividend to be allocated to shareholders. It is herein proposed to decree a special cash dividend of Twenty-Five Strong Bolivar Cents (BsF.0.25) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings at December 31, 2007 in favor of shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of notice of dividends notified to the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment shall be made during this year, in one sole portion.

Likewise, it is herein requested to delegate to the Board of Directors fixing the registry and payment dates of the agreed dividend.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders and the Meeting authorized the members of the Board of Directors so that any of them may carry out the corresponding participation to the Commercial Registry.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

This certification is issued in the city of Caracas, on the Second (2nd) day of October of the year Two Thousand Eight (2008).

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/02/2008

SATACORP TIME: 10:19:27

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Extraordinary

Total Shareholders:	229,410,000
Attending Shareholders:	201,218,027
% Quorum:	87,711
Total Shareholders Type "A":	229,410,000
Total Shareholders Type "A" Attending :	201,218,027
% Quorum Type "A"	87,711

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

(signed) Illegible.

Lic. CARLOS E. DELFINO T.

Chairman of the. Board --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/02/2008

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Attendees

Shareholder's Name	Number of Shares	%
ELLIS GARCIA DE LA CONCHA JOHN	7,875	0.003
FEBRES PEREZ JOSE ALBERTO	23,173	0.010
GOMEZ ARRAIZ ROSA ELENA	343,886	0.150
GONZALEZ FERRI MANUEL	159,451	0.070

GRATEROL GONZALEZ DANILO EDUARDO	327	0.000
HEREDIA JUAN BAUTISTA	23,000	0.010
MUÑOZ DE LEON HELENA MARGARITA	550	0.000
Total shares represented ===>	558,262	0.243
Total shares of quorum === >	201,218,027	87.711

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/02/2008

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
DELFINO LAZO CARLOS	**10,896,999**	**4.750**
DELFINO THORMAHLEN CARLOS EDUARDO	446,420	0.195
FUNDACION CARLOS DELFINO	10,242,798	4.465
FUNDACION CARLOS DELFINO	130,000	0.057
INVERSIONES 84709, C.A.	77,779	0.034
THREE D INTERNAtIONAL MARKETING, INC	2	0.000
ELIS JOHN	**2,045,647**	**0.892**
INVERSIONES 301130, C.A.	2,045,647	0.892
FERRER JEFFERSON	**125,147,287**	**54.552**
BEAR STERN SECURITIES CORP.	2	0.000
FONDO MUTUAL DE VZLA. F.M. DE INV. DE	7,565	0.003
NATSCUMCO (NOMINEE FOR CITIBANK NA	125,139,720	54.549
GONZALEZ NELLY	**62,565,503**	**27.272**
ARMANECA BIENEY RAICES, C.A.	4,984,758	2.173
AÑEZ DELFINO ALBERTO ENRIQUE	334	0.000
AÑEZ DELFINO ARNALDO JOSE	2,318	0.001
BROWN BROTHERS HARRIMAN & CO.	14,000,000	6.103
CARPIO DELFINO MIGUEL ENRIQUE	22,990	0.010
CARRILLO HERNANDEZ NUBIA MARIA	40	0.000

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO 7
JUDITH X. HERNANDEZ MORA

CLADRIDGE, LTD	35,000,000	15,257
DELFINO GOMEZ VIVIANNE	10,000	0.004
DITTMER MANZANO EGBERT	277,793	0.121
HERRERA VAN EPS GUSTAVO ROBERTO	3,900	0.002
INMOBILIARIA ARA, S.A.	3,360	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	572,685	0.250
INVERSIONES 218177, C.A.	300,000	0.131
INVERSIONES 84709, C.A.	77,779	0.034
INVERSIONES 935431, C.A.	345,996	0.151
INVERSIONES 9861680, C.A.	216,600	0.094
INVERSIONES INVERDELGO, C.A.	113,317	0.049
INVERSIONES KHAFRE, C.A.	182,145	0.079
INVERSIONES TALBOT, C.A.	390,790	0.170
INVERSIONES TEDEA, C.A.	8,436	0.004
INVERSIONES VEIQUEVE, S.A.	12,760	0.006
INVERSIONES VEIQUEVE, S.A. INVERSIONE	40	0.000
LEIZAOLA LARTITEGUI IÑAKI	65,600	0.029
MADINA INVESTMENTS LTD.	2	0.000
MAURY DE PAPARONI ALICIA	16,875	0.007
MEADOWWEED PTE LTD	4,348,192	1.895
PAPARONI DE PAHL MARITZA DEL CARMEN	17,699	0.008
PAPARONI MAURY ALICIA MARIELA	620,000	0.270
PAPARONI MAURY CARLOS HENRIQUE JOSE	620,000	0.270
PAPARONI MICALE CONO MARIO	17,699	0.008
PAPARONI MICALE FERNANDO	2,200	0.001
PAPARONI MICALE FERNANDO CESAR	90,599	0.039

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
PAPARONI MICALE JOSE GAETANO	32,699	0.014
PPAPARONI MECALE JOSEFINA	17,699	0.008
PAPARONI SANCHEZ GUSTAVO	200	0.000
PAPARONI SANCHEZ SILVIA	1,200	0.001
PULIDO MELCAN TIBISAY VICTORIA	1,300	0.001
RAMIREZ ORTIZ ANGEL JESUS	1	0.000
REZNICEK WEIRAUCHOVA HANY	224,526	0.098
SANCHEZ DE PAPARONI MARIA CRISTINA	11,200	0.005
SANCHEZ DE PERERA SYLVIA MARGARITA	1,550	0.001
TRAVIESDO PASSIOS ALFREDO EDUARDO	28,000	0.012
SANDOVAL GREISY	**4,329**	**0.002**
AGROPECUARIA 27 DE MAYO, C.A.	697	0.000
FONDO DE GARANTIAS Y PROTECCIÓN BAN	3,069	0.001
J.D. CORDERO Y ASOC. CASA DE CAMBIO	541	0.000
TOTAL SHARES REPRESENTED ===>	200,659,765	87.468
TOTAL QUORUM SHARES ==>	201.218.027	87.711

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/02/2008

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
DELFINO LAZO CARLOS			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	10,896,999	4.750
Total shares	: ⇒	10,896,999	4.750

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

ELIS JOHN			
Own shares	: ⇒	7,875	0.003
Represented shares	: ⇒	2,045,647	0.892
Total shares	: ⇒	2,053,522	0.895
FEBRES PEREZ JOSE ALBERTO			
Own shares	: ⇒	23,173	0.010
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	23,173	0.010
FERRER JEFFERSON			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	125,147,287	54.552
Total shares	: ⇒	125,147,287	54.552
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	343,886	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	343,886	0.150
GONZALEZ FERRI MANUEL			
Own shares	: ⇒	159,451	0.070
Represented shares	: ⇒	0	0
Total shares	: ⇒	159,451	0.070
GONZALEZ NELLY			
Own shares	: ⇒	0	0
Represented shares	: ⇒	62,565,503	27.272
Total shares	: ⇒	62,565,503	27.272
GRATEROL GONZALEZA DANILO EDUARDO			
Own shares	: ⇒	327	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	327	0.000
HEREDIA JUAN BAUTISTA			
Own shares	: ⇒	23000	0.010

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Represented shares	: ⇒	0	0.000
Total shares	: ⇒	23,000	0.010

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/02/2008

SATACORP PAGE: 2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
MUÑOZ DE LEON HELENA MARGARITA			
Own shares	: ⇒	550	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	550	0.000
SANDOVAL GREISY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	4,329	0.002
Total shares	: ⇒	4,329	0.002
General Total shares	: ⇒	201,218,027	87.711

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, a company of this domicile, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"**Record No.981**: As of today, the Second (2nd) day of October of the year Two Thousand Eight there gathered the members of the Board of Directors: Carlos Delfino T.; President; Celestino Martínez P., First Vice-President; Carlos H. Paparoni, Second Vice-President; Directors: Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio D., Julio Bustamante, Elena Delfino and Alternate Directors: Ricardo Delfino M., Alberto Delfino

and Fernando Paparoni, in absence of Alfredo Travieso, Gustavo Gómez Ruiz and Alicia Mariela Paparoni, respectively. Likewise, Alejandro Delfino T., Executive President and José Gaetano Paparoni, Advisor, were also present.

1.- The Board of Directors decided to establish October 10, 2008 as registry date (deadline of transaction with benefit) and October 17, 2008 as payment date (effective date of registry with benefit) of the dividend approved by the Special Shareholders´ Meeting held on that same date, which decreed an extraordinary dividend of Twenty-Five Strong Bolivar Cents (BsF.0.25) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings at December 31, 2007. Dividends will be paid at the company offices situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

This certification is issued in Caracas on the Second (2nd) day of October of the year Two Thousand Eight.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T. (signed) Illegible.

Chairman of the Board of Directors. ---

"El Nacional" Caracas – Venezuela. Saturday, September 27, 2008.

[Letterhead of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are informed that the Special Shareholders´ Meeting to be held on October 2, 20087 at 10:00 a.m. in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

SOLE ITEM:

Agreeing upon the special dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment to shareholders.

Company shareholders are herein informed that the dividends proposal is available at the company office premises.

Caracas, September 27, 2008.

For THE BOARD OF DIRECTORS.

CARLOS DEFLINO T. (signed) Illegible.

President. ——————————————————————————

"El Universal" Caracas – Venezuela. Saturday, September 27, 2008.

[Letterhead of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are informed that the Special Shareholders´ Meeting to be held on October 2, 20087 at 10:00 a.m. in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing upon the special dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment to shareholders.

Company shareholders are herein informed that the dividends proposal is available at the company office premises.

Caracas, September 27, 2008.

For THE BOARD OF DIRECTORS.

CARLOS DEFLINO T. (signed) Illegible.

President. ——————————————————————————

MANUFATURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVEMENTOF UNDISTRIBUTED RETAINED EARNINGS

(In strong bolivars)

	Undistributed retained earnings
BALANCES AT DECEMBER 31, 2006	190,866,116
Cash dividends	(77,996,320)
Net income	42,893,177
Increase of Legal reserve of the year	(91)
BALANCES AT DECEMBER 31, 2007	155,762,882
Cash dividends decreed by Shareholders Meeting of April 18, 2008 (BsF. 0.15 per share)	(34,411,500)
Cash dividends decreed by Shareholders Meeting of October 2, 2008 (BsF. 0.25 per share)	(57,352,500)
	63,998,882

(Signed)Illegible

Translator's Note:

At the upper margin of the first page originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2008 October 2 PM 3:05. FILE. RECEIVED." The seal of Venezolano de Crédito, S.A. Banco Universal Caracas appears on each of the pages from the list.------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November the 28th, 2008.

REPÚBLICA DE VENEZUELA INTERPRETE PÚBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2008 OCT -2 P 3: 05
ARCHIVO RECIBIDO
Matilde

Caracas, 02 de octubre de 2008

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

De conformidad con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en la Gaceta Oficial N° 38.007 del 24 de agosto de 2004, nos dirigimos a ustedes en la oportunidad de notificarles que la Asamblea General Extraordinaria de Accionistas de fecha 02 de octubre de 2008 aprobó el decreto de dividendo extraordinario en efectivo de veinticinco céntimos de Bolívar Fuerte (Bs.F. 0,25) por acción y delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Asimismo, la Junta Directiva en su reunión N° 981 de esta misma fecha, resolvió fijar las fechas de registro y pago del dividendo mencionado, el cual será pagadero a partir del 17 de octubre de 2008 (fecha efectiva de registro del beneficio) a aquellos accionistas registrados el 10 de octubre de 2008 (fecha límite de transacción con beneficio).

El aviso del dividendo será publicado en un (1) diario de circulación nacional el 05 de octubre de 2008.

Se acompañan los siguientes documentos:

- Proyecto del aviso del pago de dividendo.
- Certificación del Acta de la Asamblea General Extraordinaria de Accionistas de fecha 02 de octubre de 2008.
- Certificación del Acta de Junta Directiva N° 981 de fecha 02 de octubre de 2008.
- Publicación de la Convocatoria a la Asamblea.
- Estado de Movimiento en las Cuentas de Patrimonio por el año terminado el 31 de diciembre de 2007.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

RIF-J-00023530-9
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque – Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.882.000,oo
Capital Suscrito: Bs. 22.941.000,oo
Capital Pagado: Bs. 22.941.000,oo
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 981 de fecha 02 de octubre de 2008 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 02 de octubre de 2008 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario de veinticinco céntimos de Bolívar Fuerte (Bs.F. 0,25) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2007, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 10 de octubre de 2008 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 17 de octubre de 2008 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 05 de octubre de 2008

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Extraordinaria de Accionistas de fecha 02 de octubre de 2008**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **dos (2) de octubre del año dos mil ocho (2008), siendo las 10:00 a.m.**, se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Nacional y El Universal, de fecha 27 de septiembre de 2008, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs.F. 45.882.000,oo. Capital Suscrito Bs.F. 22.941.000,oo. Capital Pagado Bs.F. 22.941.000,oo. RIF: J-00023530-9. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Extraordinaria de Accionistas que se efectuará el día 02 de octubre de 2008, a las 10:00 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO UNICO: Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que la propuesta de dividendo a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía. Caracas, 27 de septiembre de 2008. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, quienes presentaron cartas poderes, los cuales representan **doscientos un millones doscientas dieciocho mil veintisiete (201.218.027) acciones**, o sea, más del **ochenta y siete por ciento (87%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el Punto Unico de la convocatoria – la cual fue leída -, o sea, Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Tomó la palabra Carlos Delfino T. y leyó la siguiente la siguiente proposición de la Junta Directiva: Acordar el dividendo a repartir a los accionistas. Se propone decretar un dividendo extraordinario en efectivo de veinticinco céntimos de Bolívar Fuerte (Bs.F. 0,25) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2007, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

MANPA

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los dos (2) días del mes de octubre del año dos mil ocho (2008).

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL — FECHA : 02/10/2008
SATACORP — HORA : 10:19:27

MANUFACTURAS DE PAPEL CA,MANPA SACA
Estado del Quorum
Extraordinaria

Total Accs.	:	229.410.000
Accs. Pres.	:	201.218.027
% Quroum	:	87,711

Total Accs. Tipo "A"	:	229.410.000
Total Accs. Tipo "A" Presentes	:	201.218.027
% Quroum Tipo "A"	:	87,711

VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL AGENTE DE TRASPASO

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 02/10/2008
PAGINA: 1

MANUFACTURAS DE PAPEL CA,MANPA SACA
Presentes

Nombre Accionista	Cant. Acciones	%
ELLIS GARCIA DE LA CONCHA JOHN	7.875	0,003
FEBRES PEREZ JOSE ALBERTO	23.173	0,010
GOMEZ ARRAIZ ROSA ELENA	343.886	0,150
GONZALEZ FERRI MANUEL	159.451	0,070
GRATEROL GONZALEZ DANILO EDUARDO	327	0,000
HEREDIA JUAN BAUTISTA	23.000	0,010
MUNOZ DE LEON HELENA MARGARITA	550	0,000
Total Acciones Representadas =>	558.262	0,243
Total Acciones del Quorum =>	201.218.027	87,711

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO

MANUFACTURAS DE PAPEL CA,MANPA SACA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
DELFINO LAZO CARLOS	**10.896.999**	**4,750**
DELFINO THORMAHLEN CARLOS EDUARDO	446.420	0,195
FUNDACION CARLOS DELFINO	10.242.798	4,465
FUNDACIШN CARLOS DELFINO	130.000	0,057
INVERSIONES 84709 C.A. .	77.779	0,034
THREE D INTERNATIONAL MARKETING,INC	2	0,000
ELLIS JOHN	**2.045.647**	**0,892**
INVERSIONES 301130, C.A	2.045.647	0,892
FERRER JEFFERSON	**125.147.287**	**54,552**
BEAR STEARNS SECURITIES CORP.	2	0,000
FONDO MUTUAL DE VZLA.F.M.DE INV.DE	7.565	0,003
NATSCUMCO(NOMINEE FOR CITIBANK NA	125.139.720	54,549
GONZALEZ NELLY	**62.565.503**	**27,272**
ARMANECA BIENES Y RAICES, C.A.	4.984.758	2,173
A╤EZ DELFINO ALBERTO ENRIQUE	334	0,000
A╤EZ DELFINO ARNALDO JOSE	2.318	0,001
BROWN BROTHERS HARRIMAN & CO.	14.000.000	6,103
CARPIO DELFINO MIGUEL ENRIQUE.	22.990	0,010
CARRILLO HERNANDEZ NUBIA MARIA	40	0,000
CLARIDGE, LTD.	35.000.000	15,257
DELFINO GOMEZ VIVIANNE	10.000	0,004
DITTMER MANZANO EGBERT	277.793	0,121
HERRERA VAN EPS GUSTAVO ROBERTO	3.900	0,002
INMOBILIARIA ARA, S.A.	3.360	0,001
INMOBILIARIA LA ONSEDONIA, C.A	572.685	0,250
INVERSIONES 218177, C.A.	300.000	0,131
INVERSIONES 935431, C.A.	345.996	0,151
INVERSIONES 9861680, C.A.	216.600	0,094
INVERSIONES INVERDELGO, C.A.	113.317	0,049
INVERSIONES KHAFRE, C.A.	182.145	0,079
INVERSIONES TALBOT, C.A.	390.790	0,170
INVERSIONES TEDEA C.A. .	8.436	0,004
INVERSIONES VEIQUEVE, S.A	12.760	0,006
INVERSIONES VEIQUEVE,S.A INVERSIONE	40	0,000
LEIZAOLA LARTITEGUI I╤AKI	65.600	0,029
MADINA INVESTMENTS LTD.	2	0,000
MAURY DE PAPARONI ALICIA	16.875	0,007
MEADOWWEED PTE LTD	4.348.192	1,895
PAPARONI DE PAHL MARITZA DEL CARMEN	17.699	0,008
PAPARONI MAURY ALICIA MARIELA.	620.000	0,270
PAPARONI MAURY CARLOS HENRIQUE JOSE	620.000	0,270
PAPARONI MICALE CONO MARIO	17.699	0,008
PAPARONI MICALE FERNANDO	2.200	0,001
PAPARONI MICALE FERNANDO CESAR	90.599	0,039

MANUFACTURAS DE PAPEL CA,MANPA SACA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
PAPARONI MICALE JOSE GAETANO	32.699	0,014
PAPARONI MICALE JOSEFINA	17.699	0,008
PAPARONI SANCHEZ GUSTAVO	200	0,000
PAPARONI SANCHEZ SILVIA	1.200	0,001
PULIDO MELCAN TIBISAY VICTORIA	1.300	0,001
RAMIREZ ORTIZ ANGEL JESUS	1	0,000
REZNICEK WEIRAUCHOVA HANY	224.526	0,098
SANCHEZ DE PAPARONI MARIA CRISTINA	11.200	0,005
SANCHEZ DE PERERA SYLVIA MARGARITA	1.550	0,001
TRAVIESO PASSIOS ALFREDO EDUARDO	28.000	0,012
SANDOVAL GREISY	**4.329**	**0,002**
AGROPECUARIA 27 DE MAYO,C.A.	697	0,000
FONDO DE GARANTIAS Y PROTECCION BAN	3.091	0,001
J.D. CORDERO Y ASOC.CASA DE CAMBIO	541	0,000
Total Acciones Representadas =>	200.659.765	87,468
Total Acciones del Quorum =>	201.218.027	87,711

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO

MANUFACTURAS DE PAPEL CA,MANPA SACA
Especial

Nombre Accionista			Cant. Acciones	%
DELFINO LAZO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	10.896.999	4,750
	Total Acciones	:=>	10.896.999	4,750
ELLIS JOHN				
	Acciones Propias	:=>	7.875	0,003
	Acciones Representadas	:=>	2.045.647	0,892
	Total Acciones	:=>	2.053.522	0,895
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	23.173	0,010
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	23.173	0,010
FERRER JEFFERSON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	125.147.287	54,552
	Total Acciones	:=>	125.147.287	54,552
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	343.886	0,150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	343.886	0,150
GONZALEZ FERRI MANUEL				
	Acciones Propias	:=>	159.451	0,070
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	159.451	0,070
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	62.565.503	27,272
	Total Acciones	:=>	62.565.503	27,272
GRATEROL GONZALEZ DANILO EDUARDO				
	Acciones Propias	:=>	327	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	327	0,000
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	23.000	0,010
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	23.000	0,010

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 02/10/2008
PAGINA: 2

MANUFACTURAS DE PAPEL CA,MANPA SACA
Especial

Nombre Accionista			Cant. Acciones	%
MUNOZ DE LEON HELENA MARGARITA				
	Acciones Propias	:=>	550	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	550	0,000
SANDOVAL GREISY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	4.329	0,002
	Total Acciones	:=>	4.329	0,002
	Total Acciones General	:=>	201.218.027	87,711

VENEZOLANO DE CREDITO, S.A.
BANCO UNIVERSAL
AGENTE DE TRASPASO

.División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072
Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380
MANPA
Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta Nº 981**: Hoy, dos (2) de octubre de dos mil ocho, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Elena Delfino, y los Directores Suplentes Ricardo Delfino M., Alberto Delfino y Fernando Paparoni en ausencia de Alfredo Travieso, Gustavo Gómez Ruiz y Alicia Mariela Paparoni respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor.

1. La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 10 de octubre de 2008 y como fecha de pago (fecha efectiva de registro del beneficio) el 17 de octubre de 2008, del dividendo aprobado por la Asamblea General Extraordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo extraordinario en efectivo de veinticinco céntimos de Bolívar Fuerte (Bs.F. 0,25) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2007. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

Certificación que expido en Caracas a los dos (2) días del mes de octubre del año dos mil ocho.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

EL NACIONAL
CARACAS-VENEZUELA sábado 27 de septiembre de 2008
AÑO LXV
FUNDADO EN 1943
SEGUNDA EDICIÓN
www.el-nacional.com
Bs. F. 2,00

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. F. 45.882.000,00
Capital Suscrito: Bs. F. 22.941.000,00
Capital Pagado: Bs. F. 22.941.000,00
RIF: J-00023530-9

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 2 de octubre de 2008, a las 10:00 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO ÚNICO:
Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la propuesta de dividendo a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía.

Caracas, 27 de septiembre de 2008

Por LA JUNTA DIRECTIVA

CARLOS DELFINO T.
Presidente

EL UNIVERSAL
PORQUE DECIDES A DIARIO
CARACAS, VENEZUELA • SÁBADO 27 DE SEPTIEMBRE DE 2008 • BsF 1,50 | Bs 1.500 • AÑO C • Nº 35.639 • DEPÓSITO LEGAL PP-190901DF

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. F. 45.882.000,00
Capital Suscrito: Bs. F. 22.941.000,00
Capital Pagado: Bs. F. 22.941.000,00
RIF: J-00023530-9

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 2 de octubre de 2008, a las 10:00 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO ÚNICO:
Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la propuesta de dividendo a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía.

Caracas, 27 de septiembre de 2008

Por LA JUNTA DIRECTIVA

CARLOS DELFINO T.
Presidente

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVIMIENTO DE LAS UTILIDES RETENIDAS NO DISTRIBUIDAS

(En bolívares Fuertes)

	Utilidades Retenidas No distribuidas
SALDOS AL 31 DE DICIEMBRE DE 2006	190.866.116
Dividendos en efectivo	(77.996.320)
Utilidad neta	42.893.177
Disminución de la Reserva Legal del año	(91)
SALDOS AL 31 DE DICIEMBRE DE 2007	155.762.882
Dividendo en efectivo decretado por la Asamblea de Accionistas el 18 de abril de 2008 (BsF. 0,15 por acción)	(34.411.500)
Dividendo en efectivo decretado por la Asamblea de Accionistas el 2 de octubre de 2008 (BsF. 0,25 por acción)	(57.352.500)
	63.998.882

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------

Caracas, September 26, 2008.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City

Attention: National Securities Registry

Attached hereto we are sending one (1) original and three (3) copies of the placement contract, custody contract and common representative contract of issue 2008-I belonging to MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. dully signed, which are detailed as follows:

1. Placement Agent Contract – Commercial Papers.
2. Placement Agent Contract – Unsecured Obligations.
3. Common Representative Contract – Commercial papers.
4. Temporary Common Representative Contract - Unsecured Obligations.
5. Custody Agent Contract - Commercial Papers.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 9012245

Fax 9012317 --

TEMPORARY COMMON REPRESENTATIVE OF HOLDERS OF UNSECURED OBLIGATIONS

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company domiciled in the city of Caracas and originally registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Corporate Finance Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting 977 of the Board of Directors of its principal held on June 27, 2008 that hereinafter will be known as "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, (Tax Information Number "RIF" for its abbreviation in Spanish, No.J-000029709) a company domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925 under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1925 under No.3262, this last document amended and incorporated to the by-laws in one sole text as evidenced by entry registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of January 24, 2002 under No.11, Volume 6-A-Pro, published in the newspaper "La Religión" as of February 26, 2002 No.38218, represented in this act by **MARIA EUGENIA GAMEZ AZPURUA**, bearer of Identity Card No.5566177 dully authorized by the Executive Committee as of July 1, 2008 that hereinafter will be referred to as "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST: ISSUE AGREEMENT

THE ISSUER by means of General Shareholders' Meeting held in Caracas, on April 18th, 2008 and upon decision of the Board of Directors in its meeting No.977 dated June 27, 2008 approved issuing Unsecured Obligations at Bearer amounting to up to SIXTY

MILLION STRONG BOLIVARS (Bs.F60,000,000.00), with the characteristics, conditions and fashions set forth in the corresponding Prospectus of issue that is hereby declared as an integral part of the present contract.

SECOND: APPOINTMENT

The General Shareholders' Meeting of **THE ISSUER,** pursuant to the provisions of the General Shareholders' Meeting held on April 18, 2008 and in compliance with the provisions of the Capital Market Law, Title II, Chapter II, Third Section, in regard to representation of bondholders appoint **VENEZOLANO DE CREDITO, S.A., Banco Universal** as Common Representative of Bondholders of each series part of the aforementioned Issue of Unsecured Obligations at Bearer.

THIRD: POWERS OF THE REPRESENTATIVE

THE BANK in its capacity as Temporary Common Representative of Bondholders of the Issue indicated in the First Clause of this contract is bound to carry out all the powers and duties corresponding to it according to the provisions of Articles 43 and next of the Capital Market Law and of Article 46 of the "Standards about Organization and Protection of Bondholders", issued by the National Securities and Exchange Commission and, in general, to carry out and ensure the rights corresponding to its representatives.

FOURTH: MEETINGS OF BONDHOLDERS

THE BANK in its capacity as Temporary Common Representative of Bondholders, within the thirty (30) following days after ending primary placement of last series of Unsecured bonds corresponding to the aforementioned issue, shall convene a Meeting of Bondholders aimed at appointing the Final Representative of such bondholders. Therefore, **THE BANK** shall comply with the procedures set forth in Chapter II of the Standards about Organization and Protection of Bondholders issued by the National Securities and Exchange Commission.

FIFTH: DUTIES OF THE ISSUER

THE ISSUER is bound to inform **THE BANK** all the financial, technical, accounting, legal and operating information that may be necessary and related to the issuance object of this contract. However, **THE BANK** shall contract at the expenses of **THE ISSUER** the

professional services able to provide such information so that **THE BANK** may carry out the legitimate functions to defense and protect the rights of the bondholders and to comply with the duties set forth in the Capital Market Law and in the Standards about Organization and Protection of Bondholders. **THE BANK** will notify **THE ISSUER** about the professional services it may be willing to hire.

SIXTH: SETTING RATES

Calculation of interest rates earned by each series part of the issue shall be established in the Issue Prospectus. As the interest rate is variable, **THE BANK** is bound to publish in a newspaper of broad national circulation and within the two (2) days following the date in which setting the rate shall be made, the interest rate earned by bonds for the next following month, which once set shall remain invariable during the corresponding term.

SEVENTH: PAYMENT OF SERVICES

According to the decisions of the General Shareholders' Meeting of **THE ISSUER** dated April 18, 2008 **THE BANK** shall receive for the services inherent to its condition of Temporary Common Representative of Bondholders of Issue as indicated in the First Clause, the amount of **TWO THOUSAND SIX HUNDRED STRONG BOLIVARS (BsF2,600.00)** on a monthly basis. This amount shall be paid by the Issuer within the first five (5) days of each month, from the date in which the process of Primary Placement of First Series begins. All these charges shall be debited with charge to the Current Account No.0104-0030-91-0300001963 belonging to **THE ISSUER** that is kept with **VENEZOLANO DE CREDITO, S.A., Banco Universal.**

EIGHT.: EXPENSES

All the expense incurred in due to notices and publications of Notices to Set Interest Rates shall be on account of **THE ISSUER** and shall be debited from the Current Account No.0104-0030-91-0300001963 that **THE ISSUER** holds in **VENEZOLANO DE CRÉDITO, S.A., BANCO UNIVERSAL.**

NINTH: DOMICILE

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special domicile, exclusive and excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

TENTH: VALIDITY

The parties do herein understand that this contract is subject to approval by the National Securities and Exchange Commission, according to the Capital Market Law. Its validity shall be form the date of placing the First Series part of the First Issue of Bonds represented by the date of publishing the corresponding notice in a newspaper of high national circulation until the date of holding the first Meeting of Bondholders. In the event the Temporary Common Representative becomes elected as Final Common Representative, the conditions herein in effect shall remain.

ELEVENTH: CAPITAL LEGITIMATING

THE BANK, proceeding in its capacity as Temporary Common Representative of Bondholders is bound to comply with the provisions that may be applicable, included in the Standards for Prevention, Control and Taxation of Operations for legitimizing capital applicable to Venezuelan capital markets, established by the National Securities and Exchange Commissions and published in Official Gazette No.38354 as of January 10, 2006.

TWELFTH: For all purposes it is hereby understood that **THE BANK** does hereby only assume the obligations inherent to its condition of Common Representative of Bondholders and in no case is responsible of any noncompliance attributable to **THE ISSUER**, its fault or delay in payment or to the truthfulness of the information provided to the National Securities and Exchange Commission. In any case, **MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A**. is bound to immediately notify **THE BANK** about any fact, event or situation that may influence compliance with its duties in regard to the issuance of Unsecured Bonds at Bearer referred to herein.

THIRTEENTH: Any notices required and included herein shall be in written and effective when received at the addresses specified below:

THE ISSUER: Francisco de Miranda, Torre Country, Piso 12, Oficina 12, Urb. El Bosque, Caracas.

THE BANK: Calle Alameda, Torre Venezolano de Crédito, Piso 8, Gerencia de revisión e Información Jurídica, Urbanización San Bernardino, Piso 8, Caracas, Venezuela.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its authentication. (signed) Illegible.

"BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR INTERNAL AFFAIRS AND JUSTICE. CARACAS METROPOLITAN DISTRICT. NINTH PUBLIC NOTARY OFFICE OF LIBERTADOR MUNICIPALITY OF CAPITAL DISTRICT, MARÍA EUGENIA MARTÍNEZ FIGUEREDO.

Sabana Grande, on the Twenty-Fifth (25th) day of September of Two Thousand Eight (2008). Historical years 197 and 149. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DÍAZ., registered with Inpreabogado under No. 31291, was presented for its AUTHENTICATION and return as per form No.387646 as of 09/24/2008. Its grantor being present he said to be named **JUAN ANTONIO LOVERA V.** (in representation of **MANUFACTURAS DE PAPEL, C.A. – MANPA, S.A.C.A.**), and **MARIA EUGENIA GAMEZ AZPURUA** (in representation of **VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL**), both of legal age, domiciled in **Caracas**, Venezuelan citizens, married the first one and single the latter, bearers of Identity Card Nos. V-5534882, and V-5566177, respectively. Having the original document been read out and compared against its copies, these latter and the original being signed in the presence of the Notary Public, the grantor declared that: **"ITS CONTENT IS TRUE AND THE SIGNATURES AT THE BOTTOM OF THE INSTRUMENT ARE OURS."** Therefore, the Notary Public does hereby make known that she informed the parties about the content, nature, scope and legal consequences of the act granted pursuant to Ordinal 2nd, Article 79 of the Law of Registry and Notary Public Offices, in virtue thereof she declared the document legally authenticated in the presence of witness **KETZULY ROMERO** and **EDUARDO ELIAS SILVA**, bearers of Identity Cards numbers V-15984885 and V-4851729, respectively, and registered under No. 66, Volume 150 of the Authentication Books kept by this Notary Office. The undersigned Notary does hereby make known that she personally had at sight: 1) Last amendment to the Articles of Incorporation-By-Laws of MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,

registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of 7/14/99, under No.35, volume 141-A-Pro together with Minute of the Board of Directors of the aforementioned company, dated 6/27/2008; 2) Last amendment to the Articles of Incorporation-By-Laws of VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL registered with the First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State as of 1/24/2002 under No.11, Volume 6-A-Pro, and minute of the Board of Director as of 07/01/2008. For this act the Notary moved and constituted in: 1) Torre Country Club, PISO 13, CHACAÍTO, as of today at (illegible) at the request of the party concerned. The document was drawn up by EDUARDO ELIAS SILVA, I.D. Card No.V-4851729, an authorized officer pursuant to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Laywer María Eugenia Martínez F. (signed) Illegible.

Interim Notary.

THE GRANTORS (signed) Illegible (signed) Illegible.

THE WITNESSES (signed) Illegible.

The authorized officer (signed) Illegible. ---

COMMON REPRESENTATIVE OF HOLDERS OF COMMERCIAL PAPERS

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A**. (RIF No.J-0000235309) a company domiciled in the city of Caracas and originally registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, which was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 and December 7, 2007 under No.35 and No.23, Volume 141-A-Pro and 190-A-Pro, respectively, dully represented in this act by its Corporate Finance Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting of the Board of Directors of his principal as of June 27, 2008 that hereinafter will be referred to as "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal** (RIF No.J-000029709), domiciled in Caracas, incorporated as evidenced by document registered

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925 under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1925 under No.3262, changed into Banco Universal, its business name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of January 24, 2002 under No.11, Volume 6-A-Pro, published in the newspaper "La Religión" as of March 7, 2002 represented in this act by MARIA EUGENIA GAMEZ AZPURUA, bearer of Identity Card No.5566177, dully authorized by the Executive Committee as of June 30, 2005 that hereinafter will be referred to as "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST: ISSUANCE AGREEMENT

THE ISSUER by means of General Shareholders' Meeting held in Caracas, on April 18, 2008 and upon decision of the Board of Directors in its meeting No.977 dated June 27, 2008 approved issuing Commercial Papers at Bearer amounting to up to THRITY MILLION STRONG BOLIVARS (Bs.30,000,000.00), which are identified as Issue 2008-I, with the characteristics, conditions and fashions set forth in the corresponding Prospectus of issue and the Placement Contract that are hereby declared an integral part of the present contract. The National Securities and Exchange Commission, as per Resolution No.181-2008 dated September 5, 2008 approved the aforementioned issuance.

SECOND: APPOINTMENT

The Board of Directors of **THE ISSUER,** in meeting held on June 27, 2008 agreed to appoint VENEZOLANO DE CREDITO, S.A., Banco Universal as Common Representative of Holders of Papers of each of the series issued from the date of executing the present contract and based on authorization No. 181-2008 dated September 5, 2008.

THIRD: POWERS OF THE BANK

THE BANK in its capacity as Common Representative of Holders of Commercial Papers shall have all the powers and responsibilities vested upon it by the Law pursuant to the

provisions of the Capital Market Law and the Standards for Issuing, Public Offering and Negotiating Commercial Papers set forth by the National Securities and Exchange Commission. The Common Representative will remain in its duties until maturity of the last series in circulation corresponding to authorization to issue commercial papers. In case **THE ISSUER** is in default when complying with the obligations contracted due to issuance of commercial papers by the issuing entity, the Common Representative of holders of the aforementioned commercial papers shall convene a meeting of holders of commercial papers in order to inform them about the situation.

FOURTH: DUTIES OF THE ISSUER

THE ISSUER is bound to inform **THE BANK** five (5) days in advance in regard to the series to be issued based on the authorization referred to in the First clause of the present contract as well as to provide **THE BANK** all the financial, technical, accounting, legal and operating information that may be necessary and related to the issuance object of this contract. However, **THE BANK** shall contract at the expenses of **THE ISSUER** the professional services able to provide such information so that **THE BANK** may carry out the legitimate functions to defense and protect the rights of the holders of commercial papers and to comply with the duties set forth in the Capital Market Law. **THE BANK** will notify **THE ISSUER** about the professional services it may be willing to hire.

FIFTH: PAYMENT OF SERVICES

THE BANK shall receive for the services inherent to its condition of Common Representative of Bondholders of Issue as indicated in the First Clause, the amount of **ONE THOUSAND EIGHT HUNDRED STRONG BOLIVARS (BsF1,800.00)** on a monthly basis, the first installment payable at the beginning of Public Offer of the first series of this issue and the following on the same date of each subsequent month, during the validity of this issue. **THE ISSUER** does hereby authorize **THE BANK** to debit the aforementioned amounts from the Current Account No.0104-0030-91-0300001963 belonging to **THE ISSUER** that is kept with VENEZOLANO DE CREDITO, S.A., Banco Universal.

SIXTH: EXPENSES

THE BANK about any fact, event or situation that may influence compliance with its duties in regard to the issuance of Commercial Papers referred to herein.

<u>TENTH</u>: DOMICILE

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special and exclusive domicile, excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and included herein shall be in written and effective when received at the addresses specified below:

THE ISSUER:

MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A. Av. Francisco de Miranda, Torre Country, Piso 12, Oficina 12, Urb. El Bosque, Caracas.

THE BANK:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Revisión Jurídica, Caracas, Venezuela.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its authentication. ——————————————————

"BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR INTERNAL AFFAIRS AND JUSTICE. CARACAS METROPOLITAN DISTRICT. NINTH PUBLIC NOTARY OFFICE OF LIBERTADOR MUNICIPALITY OF CAPITAL DISTRICT, MARÍA EUGENIA MARTÍNEZ F.

Sabana Grande, on the Twenty-Fifth (25th) day of September of Two Thousand Eight (2008). Historical years 197 and 149. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DÍAZ., registered with Inpreabogado under No. 31291, was presented for its AUTHENTICATION and return as per form No.387646 as of 09/24/2008. Its grantor being present he said to be named **JUAN ANTONIO LOVERA V.** (in representation of **MANUFACTURAS DE PAPEL, C.A. – MANPA, S.A.C.A.**), and **MARIA EUGENIA GAMEZ AZPURUA** (in representation of **VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL**), both of legal age, domiciled in **Caracas**, Venezuelan citizens, married the first one and single the latter, bearers of Identity Card

Nos. V-5534882, and V-5566177, respectively. Having the original document been read out and compared against its copies, these latter and the original being signed in the presence of the Notary Public, the grantor declared that: **"ITS CONTENT IS TRUE AND THE SIGNATURES AT THE BOTTOM OF THE INSTRUMENT ARE OURS."** Therefore, the Notary Public does hereby make known that she informed the parties about the content, nature, scope and legal consequences of the act granted pursuant to Ordinal 2nd, Article 79 of the Law of Registry and Notary Public Offices, in virtue thereof she declared the document legally authenticated in the presence of witness **LEZMAR CAMARGO** and **EDUARDO ELIAS SILVA**, bearers of Identity Cards numbers V-11638597 and V-4851729, respectively, and registered under No. 65, Volume 150 of the Authentication Books kept by this Notary Office. The undersigned Notary does hereby make known that she personally had at sight: 1) Last amendment to the Articles of Incorporation-By-Laws of MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of 7/14/99 AND 12/7/2007, under No. 35 y 23, volume 141-A-Pro and 190-A-Pro together with Minute of the Board of Directors of the aforementioned company, dated 6/27/2008; 2) Last amendment to the Articles of Incorporation-By-Laws of VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL registered with the First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State as of 1/24/2002 under No.11, Volume 6-A-Pro, and minute of the Board of Director as of 07/01/2008. For this act the Notary moved and constituted in: 1) Torre Country Club, PISO 13, CHACAÍTO, as of today at 2:30 p.m. at the request of the party concerned. The document was drawn up by EDUARDO ELIAS SILVA, I.D. Card No.V-4851729, and an authorized officer pursuant to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Laywer María Eugenia Martínez F. (signed) Illegible.

Interim Notary.

THE GRANTORS (signed) Illegible (signed) Illegible.

THE WITNESSES (signed) Illegible.

The authorized officer (signed) Illegible. ---

CUSTODY AGENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, (RIF No.J-0000235309) a company domiciled in the city of Caracas and originally registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, its last amendment was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 under No.35 and 23, Volume 141-A-Pro and 190-A-PRO, respectively, and registered with the Sole Registry of Tax Information (RIF for its abbreviation in Spanish, No.J-00023530-9), dully represented in this act by its Finance Corporate Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882, dully authorized thereon in meeting of the Board of Directors of its principal as of June 27, 2008 that hereinafter will be referred to as "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal** (RIF No.000029709), a company domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925, under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1925, under No.3262, changed into Banco Universal, its legal name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State as of January 24, 2002 under No.11, Volume 6A Pro, published in the newspaper "La Religión" as of March 7, 2002 represented in this act by **MARIA EUGENIA GAMEZ AZPURUA**, bearer of Identity Card No.5566177 dully authorized by the Directors Committee as of June 5, 2007 who hereinafter will be referred to as "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST:

The present contract governs everything related to the service **THE BANK** will render to **THE ISSUER** for the protection and safekeeping of the Sole Bonds and/or macrobonds this latter may issue to each of the series corresponding to Issue of Commercial Papers

at Bearer, which amounts to **THIRTY MILLION BOLIVARS (Bs.30,000,000.00)** that **THE ISSUER** will issue. The present Issue was approved by the General Shareholders' Meeting held on April 18, 2008 and by the decision of the Board of Directors in its meeting dated June 27, 2008 placed through Public Offer, and was authorized by the National Securities and Exchange Commission, as per Resolution No.181-2008 dated September 5, 2008 with the obligation of **"THE BANK"** to return them to **THE ISSUER** when each of them are due.

SECOND:

THE ISSUER appoints **"THE BANK"** as **CUSTODY AGENT** of the Sole Bonds and/or macro bonds it may issue for each of the series of the issuance identified in the clause above; therefore, **THE ISSUER**, does hereby authorize **THE BANK** to issue the corresponding negotiable custody certificates evidencing percentage ownership of that acquiring the macrobond of commercial papers. Printing the custody certificates by **"THE BANK"** will only and exclusively be made by complying with the list provided by the **PLACEMENT AGENT OR AGENTS**, dully signed by the authorized officers for that purpose and prior confirmation by **THE ISSUER**, indicating the name of each investor, the amount acquired, the series to which it belongs, its maturity and the percentage of participation.

"THE BANK" will issue Negotiable Custody Certificates provided that it receives by **THE ISSUER** the sole bond and/or macrobond of the series as well as the information provided by the Placement Agent or Agents. The Negotiable Custody Certificates shall include the following information in their text: a) Type of Certificate; b) Name of the issuer of certificate; c) Percentage of participation in macrobond; d) Identification of series and its main characteristics; e) Authorization of issuance by the National Securities and Exchange Commission, and f) Authorized signatures of the Custody Agent.

THIRD:

"THE ISSUER" backs the authenticity of the Sole Bonds and/or macrobonds delivered to **"THE BANK"** and it is hereby expressly understood that **"THE ISSUER"** is the sole debtor and is bound before the holders of Commercial Papers to pay both capital stock

and yielding of such papers comprised in the sole bond and/or macrobond from the moment the "THE BANK" delivers the Negotiable Custody Certificates object of this operation.

FOURTH:

It is hereby understood that "**THE BANK**", acting as Custody Agent of the series comprising Issuance of Commercial Papers, does not assume any other responsibility that does not arise from compliance with the present contract and, therefore, it is not held responsible for the obligations of "**THE ISSUER**" in regard to the Issuance of Commercial Papers indicated in the First Clause of this contract. Therefore, "**THE BANK**", in its capacity as Custody Agent does not guarantee holders of Commercial Papers or holders of Negotiable Custody Certificates payment of capital and interests by "**THE ISSUER**."

The obligation of "**THE BANK**" to carry out on account of **THE ISSUER** the custody and issuance of Negotiable Custody Certificates is subject to the following conditions:

a) "**THE BANK**" should have received the Sole Bond and/or macrobond by "**THE ISSUER**" within the two (2) days prior beginning the public offer of the series referred to.
b) "**THE BANK**" should have received the original instructions by the Placement Agents appointed by "**THE ISSUER**", prior comprised by this latter.

FIFTH:

"**THE ISSUER**" is bound to provide "**THE BANK**" all the information required so that this latter may comply with the provisions set forth herein. "**THE ISSUER**" is bound to immediately notify "**THE BANK**", in written, of any relevant event related to Issuance of Commercial Papers, their circulation, their maturity.

SIXTH:

"**THE BANK**" will receive for its services as Custody Agent the amount of **ONE THOUSAND TWO HUNDRED STRONG BOLIVARS (Bs.1,200.00)** monthly from the issue of public offer of the first series comprising Issue of Commercial Papers identified in the first clause of this contract, which are debited from the current account No.0104-0030-91-0300001963 maintained by "**THE ISSUER**" at **VENEZOLANO DE CRÉDITO,**

S.A., Banco Universal; therefore, **"THE ISSUER"** does hereby authorize **"THE BANK"** to make such monthly charges.

SEVENTH:

This contract will be in effect from the date of starting placement of the first series of Commercial Papers part of the issuance referred to herein and until repayment and payment of the Sole Bond and/or macrobond of the last series, including the issuance identified herein; however, the parties mutually agreed that they may render the contract terminated at any time, prior written notice with at least thirty (30) days in advance from the date of termination.

EIGHT:

Pursuant to the provisions set forth in the Standards for Prevention, Control and Audit of Operations for Legitimizing Capital Applicable to the Venezuelan Capital Market, published in Official Gazette No.38354 as of January 10, 2006 the obligation to keep a record of the individuals and body corporate that acquire commercial papers related to the present issuance will be on account of **THE ISSUER**, in case of reserving to itself direct placement of issuance or of the placement agents it may appoint, as provided for the aforementioned standards.

NINTH:

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special domicile, exclusive and excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and provided for herein shall be made in written and be effective upon reception in the addresses specified as follows:

THE ISSUER:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito, Caracas, Venezuela.

THE BANK:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its presentation. (signed) Illegible.

"BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR INTERNAL AFFAIRS AND JUSTICE. CARACAS METROPOLITAN DISTRICT. NINTH PUBLIC NOTARY OFFICE OF LIBERTADOR MUNICIPALITY OF CAPITAL DISTRICT, MARÍA EUGENIA MARTÍNEZ FIGUEREDO.

Sabana Grande, on the Twenty-Fifth (25th) day of September of Two Thousand Eight (2008). Historical years 197 and 149. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DÍAZ., registered with Inpreabogado under No. 31291, was presented for its AUTHENTICATION and return as per form No.387649 as of 09/24/2008. Its grantor being present he said to be named **JUAN ANTONIO LOVERA V.** (in representation of **MANUFACTURAS DE PAPEL, C.A. – MANPA, S.A.C.A.**), and **MARIA EUGENIA GAMEZ AZPURUA** (in representation of **VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL**), both of legal age, domiciled in **Caracas**, Venezuelan citizens, married the first one and single the latter, bearers of Identity Card Nos. V-5534882, and V-5566177, respectively. Having the original document been read out and compared against its copies, these latter and the original being signed in the presence of the Notary Public, the grantor declared that: **"ITS CONTENT IS TRUE AND THE SIGNATURES AT THE BOTTOM OF THE INSTRUMENT ARE OURS."** Therefore, the Notary Public does hereby make known that she informed the parties about the content, nature, scope and legal consequences of the act granted pursuant to Ordinal 2nd, Article 79 of the Law of Registry and Notary Public Offices, in virtue thereof she declared the document legally authenticated in the presence of witness **KETZULY ROMERO** and **EDUARDO ELIAS SILVA**, bearers of Identity Cards numbers V-15984885 and V-4851729, respectively, and registered under No. 69, Volume 150 of the Authentication Books kept by this Notary Office. The undersigned Notary does hereby make known that she personally had at sight: 1) Last amendment to the Articles of Incorporation-By-Laws of MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of 7/12/2007, under No.23, volume 190-A-Pro together

REPÚBLICA DE VENEZUELA INTÉRPRETE PÚBLICO JUDITH X. HERNÁNDEZ

18

with Minute of the Board of Directors of the aforementioned company, dated 6/27/2008;-

2) Last amendment to the Articles of Incorporation-By-Laws of VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL registered with the First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State as of 1/24/2002 under No.11, Volume 6-A-Pro, and minute of the Board of Director as of 07/01/2008. For this act the Notary moved and constituted in: 1) Torre Country Club, PISO 13, CHACAÍTO, as of today at 2:30 p.m. at the request of the party concerned. The document was drawn up by EDUARDO ELIAS SILVA, I.D. Card No.V-4851729, an authorized officer pursuant to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Laywer María Eugenia Martínez F. (signed) Illegible.

Interim Notary.

THE GRANTORS (signed) Illegible (signed) Illegible.

THE WITNESSES (signed) Illegible.

The authorized officer (signed) Illegible. --

PLACEMENT AGENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company established in 1950, domiciled in Caracas, and originally registered with the Commercial Registry kept by the then Commercial Registry Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950 under No.379, Volume 1-B (File No.3.251), which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 and December 7, 2007 under No.35 and 23, Volume 141-A-Pro and 190-A-Pro, and with the Sole Registry Office of Tax Information (RIF) No.J-00023530-9, hereinafter referred to as **THE ISSUER**, represented in this act by **JUAN ANTONIO LOVERA V.,** a Venezuelan citizen, of legal age, domiciled in Caracas, bearer of Identity Card No.5534882, proceeding in this act in his capacity as Corporate Finance Vice-President and dully empowered for this act as evidenced in Meeting of the Board of Directors No.977 as of June 27, 2008 and by Resolution of the General Shareholders' Meeting of **THE ISSUER,** held on April 18, 2008 registered with

the First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State on May 6, 2008 under No.78, Volume 45-A-Pro, on one part and, for the other; **VALORES VENCRED CASA DE BOLSA, S.A.**, a company domiciled in the city of Caracas and registered with the Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State on November 18, 1985 under No.2, Volume 39-A Pro represented in this act by RICARDO GIMÓN, a Venezuelan citizen, of legal age, domiciled in Caracas and bearer of Identity Card No.10333779, proceeding in his capacity as Director, fully empowered for this act by the Board of Directors of its principal that hereinafter will be referred to as "**THE PLACEMENT AGENT**", have decided to enter into this **PLACEMENT CONTRACT** that will be governed by the following Clauses:

FIRST: DEFINITIONS

For the purposes of this contract, the expressions detailed herein below shall have the meaning given to each. The meaning assigned to each expression shall be applied without distinction and equally to the plural and singular of such TERMS:

1. **CUSTODY CERTIFICATE** shall be the term used hereinafter to refer to the document evidencing investors´ rights on **MACRO BONDS**.
2. **TERM SHEET** refers to the document including the characteristics of each series issued, which shall be agreed between **THE SENDER** and **THE PLACEMENT AGENT,** prior to emission of each series.
3. **INVESTOR** refers to the individual or body corporate purchasing obligations though **THE PLACEMENT AGENT.**
4. **MACRO BONDS** refers to facsimiles both provisional and final of bonds comprising information of each series of obligations issued, in which the date of issue and maturity of series, the general information of such series as well as the date of guarantee, if any, are also included.
5. **PROVISIONAL RECEIPT** refers to an investment receipt issued by the **PLACEMENT AGENT** detailing the amount of PLACEMENT and the characteristics of the series issued and negotiated with the INVESTOR.

SECOND: ISSUE AGREEMENT AND ITS CHARACTERISTICS

THE ISSUER by means of the General Shareholders' Meeting held on April the 18th, 2008 registered with the First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State on May 6, 2008 under No.78, Volume 45-A-Pro, agreed issuing up to a maximum amount of SIXTY-FIVE MILLION STRONG BOLIVARS (Bs.65,,000,000.00) in UNSECURED BONDS AT BEARER by a total ISSUE or several partial issues. In compliance with authorization granted by the General Shareholder's Meeting, the Board of Directors of the issuer defined the TERMS and conditions of a first ISSUE of UNSECURED BONDS AT BEARER up to the amount of SIXTY MILLION BOLIVARS (Bs.60,000,000.00), which characteristics are the following: **ISSUE**: One or several series may be issued. The total amount at a PAR VALUE of all outstanding series shall not exceed, at any time, the amount authorized by the National Securities and Exchange Commission; b) **Maturity**: Neither less than fifteen (15) days nor higher than FOUR (4) years; **c) Yielding/ Interest rate of Bonds:** This shall be determined for each series prior beginning of placement OF EACH SERIES; **d) Price of PLACEMENT**: PLACEMENT of ISSUE shall be at discount, at par or with premium, according to market conditions; **e) PLACEMENT system**: PLACEMENT shall be by the system of "AT BIGGER RISKS" but placement may be by any other PLACEMENT system provided for in the legislation in effect, as prior agreed in written by THE ISSUER; **f) Use of Funds**: Funds from this issue of Unsecured Bonds at Bearer, funds from this issue of Unsecured Bonds at Bearer, shall be 100% used to pay off short-term bank liabilities and to finance work capital requirements to carry out the activities related to company business purpose. **g) Taxes**: Taxable income.

FIRST PARAGRAPH: The sale price and the term for each series, according to the TERMS set forth herein shall be agreed between the parties prior to launching the series into the market.

SECOND PARAGRAPH: The ISSUE of Bonds referred to herein has been authorized by the National Securities and Exchange Commission as evidenced by Resolution No. 186-2008 of September 12, 2008.

THIRD: POWERS OF THE PLACEMENT AGENTS

THE ISSSUER does hereby appoint the **PLACEMENT AGENT** to act as PLACEMENT AGENT of series comprising the ISSUE and empower such agent to coordinate PLACEMENT of such series with other distribution agents, if applies. When executing this agreement the **PLACEMENT AGENT** will be in charge of:

a) Placing in the securities markets the series, or portions thereof, that have been assigned as well as having the duties of receiver before the "C.V.V. Caja Venezolana de Valores, S.A." hereinafter referred to as "C.V.V.", of this issue of bonds granted to the ISSUER by mandate;

b) Running the formalities or errands necessary so that PLACEMENT of each series according to the corresponding TERM SHEET occurs;

c) Coordinating payments to be made to ISSUER for Placement of series or the portions thereof that were assigned to the Placement Agent. Such payments shall be made by INVESTORS, "GOOD VALUE", by depositing in a bank account of the PLACEMENT AGENT for the purposes indicated therefore. Transfer of funds shall be made by the PLACEMENT AGENT, "GOOD VALUE", to the bank account THE ISSUER appoints thereto;

d) Issuing TEMPORARY RECEIPTS of placements made by its broker;

e) When so previously agreed between the parties: (i) submitting to the National Securities and Exchange Commission the documentation demanded by this institution and prepared by THE ISSUER in order to notify such Organization launching of each series; (ii) and registering the unsecured bonds with the "Bolsa de Valores de Carcacas, S.A."

Likewise, in order to comply with Article 19 of the STANDARDS RELATED TO PUBLIC OFFER AND PRIMARY PLACEMENT OF SECURITIES AND PUBLICITY OF ISSUES preferences shall be given to small and medium investors to acquire such bonds, up to a maximum of ten thousand strong bolivars (BsF10,000.00) for the five (5) days following beginning of placement of each series.

FOURTH: APPOINTMENT OF CUSTODIAN AND OF PAYMENT AGENT

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ M.

THE ISSUER shall appoint CVV as **CUSTODY AND PAYMENT AGENT** that will be the exclusive receiver and payment agent of all and each MACROBOND representing placement of Bondholders carried out by the **PLACEMENT AGENT**.

FIFTH: ISSUE EXPENSES

The parties does hereby agree that expenses related to placement issue referred to herein, included all advertisement expenses, shall be on account to **THE ISSUER** who is bound to afford such expenses immediately upon submission by the **PLACEMENT AGENT** of invoice evidencing such expenses, provided that **THE ISSUER** has previously authorized the corresponding budget.

SIXTH: FORCE MAJEURE

The parties do hereby agree that PLACEMENT of each series comprising the ISSUE object of this agreement is conditioned to not form any of the situations considered as exception causes or extenuating circumstances to civil responsibility, including the unknown consideration not attributable to the parties, or that constitutes an act of God, force majeure or an Act of State, in the TERMS set forth by the Venezuelan doctrine and jurisprudence. Moreover, it is expressly agreed that the indicated acts of God and force majeure shall equally apply to both parties.

SEVENTH: PLACEMENT SYSTEM

THE PLACEMENT AGENT shall make PLACEMENT of ISSUE referred to herein through the system of PLACEMENT "AT BIGGER EFFORTS", but the placement agent may place through any other placement system provide for in the legislation in effect whenever previously agreed in written by **THE ISSUER. THE PLACEMENT AGENT** is bound to comply with all provisions set forth in the Standard related to ISSUE, Public Offer and Negotiation of Bonds that may arise from primary PLACEMENT of Unsecured Bonds referred to herein. Upon selling, **THE PLACEMENT AGENT** shall provide each investor a temporary receipt which can be swap by custody certificate issued by CVV. **THE ISSUER** is bound to be aware of the content of both the temporary receipts and the custody certificates dully issued

SOLE PARAGRAPH: It is expressly agreed that **THE PLACEMENT AGENT** shall be held harmless from any duty arising from this contract for the PLACEMENT of bonds

REPUBLICA DE VENEZUELA 23 INTERPRETE PUBLICO JUDITH

referred to herein, in case any circumstance may indicate that there have been adverse changes in the financial situation of the issuer influencing both its payment capacity and the civil results of the **ISSUE** provided that these are not product of the duties and/or obligations contracted by **THE PLACEMENT AGENT**.

EIGHT: PLACEMENT TERM

THE PLACEMENT AGENT shall place each series issued within the terms established in the notice to begin the public offer that will be published in a newspaper of high national circulation.

NINTH: PAYMENT TO ISSUER

THE ISSUER pursuant to the provisions of letter "c" of the **THIRD** clause herein shall direct **THE PLACEMENT AGENT** about the destination of the net funds of placement of bonds. Net funds are herein understood as the price of PLACEMENT less commissions, expenses and taxes that may arise.

TENTH: COMMISSIONS

THE ISSUER shall pay **THE PLACEMENT AGENT** a flat commission of **zero point ninety** per cent (**0.90%**) flat, calculated on the total amount actually placed of each issue. Payment of such commission shall be agreed between the parties.

ELEVENTH: CONTROL OF PLACEMENT

THE PLACEMENT AGENT shall keep a record of sales made, with an entry of the date of each operation, the value of such operation and the name of INVESTOR. Likewise, **THE PLACEMENT AGENT** is bound to provide C.V.V. depending on the one that correspond custody of bonds assigned by **THE PLACEMENT AGENT**, a list including such information that will be kept updated with operations of PLACEMENT of series or portions thereof that **THE PLACEMENT AGENT** is making. **THE PLACEMENT AGENT** shall provide investors with a receipt of par value of bonds placed plus the interests accumulated from the date of starting primary PLACEMENT of each series until the day prior the selling date, both inclusive.

TWELFTH: STATEMENTS

THE ISSUER declares that:

a) It has legal status, is complying with its legal purpose and other duties as provided for in its Articles of Incorporation/By-laws and that both the issuer and its representative have full powers to subscribe this agreement.

b) It has complied with all the duties set forth by the Bolivarian Republic of Venezuela, has obtained all the required government authorizations and has received the official notices to carry out the ISSUE object of this agreement.

c) It has issued the Bonds according to the provisions set forth and that such securities are bonds of **THE ISSUER.**

THIRTEENTH: INDEMNITY

THE ISSUER is bound to hold harmless **THE PLACEMENT AGENT** as well as its advisors, directors and managers for any claim that may be against one of any of them or against all, for tuning incorrect, insufficient or fake any information, published, derived, generated and/or authorized by **THE ISSUER** related to issue of Bonds subject to this agreement. Consequently, **THE ISSUER** is bound to indemnify **THE PLACEMENT AGENT,** its advisors, directors and managers for any damage the aforementioned circumstances may give rise to.

FOURTEENTH: TAXES

It is herein expressly understood that both **THE ISSUER** and **THE PLACEMENT AGENT** shall accept, directly and individually, payment of the taxes it correspond thereto due to PLACEMENT of each series comprised in the ISSUE subject to this contract. If after executing this agreement new national, state or municipal taxes affecting costs of ISSUE or pending payment for the concept of commissions or professional fees agreed between **THE PLACEMENT AGENT** and derivatives from PLACEMENT of any series part of the ISSUE of Bonds, the parties will gather, again, to review such costs and commissions in order to reach new agreements and to make adjustments and arrangements in matters convenient for both parties.

FIFTEENTH: CONTINGENCY

THE PLACEMENT AGENT shall place the Bonds when agreed, provided that the financial, political and social order in the local markets is kept, which allows development of ISSUE and PLACEMENT of such Commercial Papers. Otherwise, if any extreme

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

change of any of these orders occurred. **THE PLACEMENT AGENT** reserves the right to suspend the process of **PLACEMENT** at any time, unilaterally and prior notice to **THE ISSUER** as well as the right to restore such right once it deems its activities may develop normally.

SIXTEENTH: CONFIDENTIALITY

It is expressly agreed between the parties that the TERMS and conditions comprised in the term sheet corresponding to each series as well as the oral and written reports generated as a consequence of the ISSUE referred to herein are confidential. Therefore, any party may use such sheet without the prior authorization by the other party, except for the information of public use provided by the National Securities and Exchange Commission.

SEVENTEENTH: NOTICES

Any notice required and provided herein shall be in written and will be effective when received at the addresses specified herein below:

a) **THE ISSUER:** Av. Francisco de Miranda con Av. El Parque, urb. El Bosque, Torre Country Club, Piso 12, Urb. El Bosque, Caracas, Atención: Juan Antonio Lovera.

b) **THE PLACEMENT AGENT**: Avenida Alameda, Edifico Venezolano de Crédito, San Bernardino, Caracas, Piso 1, Atención: Mr. Ricardo Gimón.

EIGHTEENTH: CAPITAL LEGITIMATING

THE PLACEMENT AGENT is bound to comply with the provisions included in the *STANDARDS FOR PREVENTION, CONTROL AND AUDIT OPERATIONS FOR LEGITIMIZING CAPITALS APPLICABLE TO VENEZUELAN CAPITAL MARKETS*, established by the National Securities and Exchange Commissions and published in Official Gazette No.38354 as of January 10, 2006 in order to prevent and avoid securities issued by THE ISSUER to be used for capital legitimating from illegal activities.

Likewise, **THE PLACEMENT AGENT** in case of appointing other Public Accountants of Securities to act as Placement Agents of issue subject to this contract, is bound to

include in the contracting entered into these two, the legal obligations related to prevention of Capital Legitimating, in the same terms included herein.

THE PLACEMENT AGENT is the SOLE responsible for selecting and appointing other Public Brokers of Securities and expressly acknowledges that their selection is grounded as of the criteria and own assessment, based on their expertise.

NINETEENTH: EFFECTIVENESS

This contract shall be in effect at the moment of its execution and shall be kept in effect for a period of one (1) year from the ISSUE of the first series. The Parties may extend it by mutual written agreement thereon and for additional periods provided that they have all the authorizations required pursuant to the Venezuelan legislation; thus, providing that if the Parties do not decide to extend the agreement, all the obligations, benefits and duties by the Parties derived herein and that due to its nature needs to be complied with further maturity of the one (1) year term establish herein will survive. Notwithstanding the provisions set forth above, this agreement may be early ended if both Parties mutually agree so in written with at least thirty (30) days in advance and without prejudice to comply with the obligations that may have been given rise to before the date provided for its termination.

TWENTIETH: APPLICABLE LAW AND JURISDICTION

For all purposes of this agreement, the parties choose as applicable law the law of the Bolivarian Republic of Venezuela and also choose as special domicile and exclude any other territory jurisdiction the city of Caracas to which court jurisdiction they expressly declare to submit. Three (3) counterparts of one same tenor and for one sole purpose are made in the city of Caracas, at the date of its authentication. (signed) Illegible. --------

"BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR INTERNAL AFFAIRS AND JUSTICE. CARACAS METROPOLITAN DISTRICT. NINTH PUBLIC NOTARY OFFICE OF LIBERTADOR MUNICIPALITY OF CAPITAL DISTRICT, MARÍA EUGENIA MARTÍNEZ FIGUEREDO.

Sabana Grande, on the Twenty-Fifth (25th) day of September of Two Thousand Eight (2008). Historical years 197 and 149. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DÍAZ., registered with Inpreabogado under No. 31291, was

presented for its AUTHENTICATION and return as per form No.387647 as of 09/24/2008. Its grantor being present he said to be named **JUAN ANTONIO LOVERA V.** (in representation of **MANUFACTURAS DE PAPEL, C.A. – MANPA, S.A.C.A.**), and **RICARDO GIMÓN** (in representation of **VALORES VENCRED CASA DE BOLSA, C.A.**), both of legal age, domiciled in **Caracas**, Venezuelan citizens, married the first one and single the latter, bearers of Identity Card Nos. V-5534882, and V-10333779, respectively. Having the original document been read out and compared against its copies, these latter and the original being signed in the presence of the Notary Public, the grantor declared that: **"ITS CONTENT IS TRUE AND THE SIGNATURES AT THE BOTTOM OF THE INSTRUMENT ARE OURS."** Therefore, the Notary Public does hereby make known that she informed the parties about the content, nature, scope and legal consequences of the act granted pursuant to Ordinal 2nd, Article 79 of the Law of Registry and Notary Public Offices, in virtue thereof she declared the document legally authenticated in the presence of witness **FRANCISCO RIVERO** and **EDUARDO E. SILVA**, bearers of Identity Cards numbers V-12688273 and V-4851729, respectively, and registered under No. 67, Volume 150 of the Authentication Books kept by this Notary Office. The undersigned Notary does hereby make known that she personally had at sight the documents of MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., and of VALORES VENCRED CASA DE BOLSA, C.A., mentioned in the text of the document. For this act the Notary moved and constituted in Torre Country Club, PISO 12, CHACAÍTO, as of today at (illegible) at the request of the party concerned. The document was drawn up by EDUARDO ELIAS SILVA, I.D. Card No.V-4851729, an authorized officer pursuant to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Laywer María Eugenia Martinez F. (signed) Illegible.

Interim Notary.

THE GRANTORS (signed) Illegible (signed) Illegible.

THE WITNESSES (signed) Illegible.

The authorized officer (signed) Illegible. --

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

PLACEMENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company established in 1950, domiciled in Caracas, and originally registered with the Commercial Registry kept by the then Commercial Registry Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950 under No.379, Volume 1-B (File No.3.251), which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 and December 7, 2007 under No.35 and 23, Volume 141-A-Pro and 190-A-Pro, respectively, represented in this act by **JUAN ANTONIO LOVERA V.**, a Venezuelan citizen, of legal age, domiciled in Caracas, bearer of Identity Card No.5534882, proceeding in this act in his capacity as **Corporate Finance Vice-President** and dully empowered for this act as evidenced in Meeting of the Board of Directors No.977 as of June 27, 2008 that hereinafter will be referred to as **THE ISSUER**, on one part, and for the other; **VALORES VENCRED CASA DE BOLSA, S.A.**, a company domiciled in the city of Caracas and registered with the Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State on November 18, 1985 under No.2, Volume 39-A Pro represented in this act by **RICARDO GIMÓN**, a Venezuelan citizen, of legal age, domiciled in Caracas and bearer of Identity Card No.10333779, proceeding in his capacity as Director, fully empowered for this act by the Board of Directors of its principal that hereinafter will be known as "**THE PLACEMENT AGENT**", have decided to enter into the present contract comprising the following Clauses:

FIRST: ISSUE AGREEMENT AND ITS CHARACTERISTICS

THE ISSUER by means of the General Shareholders' Meeting held on April the 18th, 2008 authorized issuing Commercial Papers up to an amount of THIRTY MILLION STRONG BOLIVARS (Bs.30,000,000.00). In this connection, The Board of Directors in its Meeting No.977 dated June 27, 2008 using the powers vested upon it by the Shareholders' Meeting set the amount of issue of Commercial Papers up to THIRTY MILLION STRONG BOLIVARS (Bs.30,000,000.00), which characteristics shall be specified in the issue of each series that will be published in a newspaper of high

national circulation. This issue was authorized and registered with the National Securities Registry on September 5, 2008 under Resolution No.181-2008.

SECOND: Effectiveness

This contract shall be in effect at the date of its execution and shall be valid until all negotiable Custody Certificates have been paid for each series based on authorization granted by the National Securities and Exchange Commission on September 5, 2008 by Resolution No.181-2008.

THIRD: POWERS OF THE PLACEMENT AGENTS

THE ISSUER does hereby appoint and empower **VALORES VENCRED CASA DE BOLSA, S.A.** to act as **PLACEMENT AGENT,** and to appoint, if needed, other "Public Brokers of Securities" of series issued based on the aforementioned authorization in the foregoing Clause. Therefore, **THE PLACEMENT AGENT** shall be responsible for:

a) Trying to, based on bigger efforts or on any other fashion the parties may decide, proportionally place the amount of each series of Commercial Papers as it corresponds.

b) Running any formality necessary to efficiently place the amount allocated in each series.

c) Pursuant to the provisions set forth in the *STANDARDS FOR PREVENTION, CONTROL AND AUDIT OPERATIONS FOR LEGITIMIZING CAPITALS APPLICABLE TO VENEZUELAN CAPITAL MARKETS*, established by the National Securities and Exchange Commissions and published in Official Gazette No.38354 as of January 10, 2006 **THE PLACEMENT AGENT** is bound to keep a record of individuals and body corporate that acquire any of the series of commercial papers related to this issue, and it shall be able to **THE ISSUER** once the placement period is ended, if required.

THE PLACEMENT AGENT is exempted from keeping this record, when **THE ISSUER** directly makes primary placement of any series in which case it shall be the obligation of **THE ISSUER** to keep a record of the individuals and body corporate acquiring the series of commercial papers related to this issue, as established by the Standards For Prevention, Control and Audit Operations for Legitimizing Capitals Applicable to Venezuelan Capital Markets.

FOURTH: CAPITAL LEGITIMATING

REPUBLICA DE VENEZUELA
30
INTERPRETE
PUBLICO

THE PLACEMENT AGENT is bound to comply with the provisions included in the *STANDARDS FOR PREVENTION, CONTROL AND AUDIT OPERATIONS FOR LEGITIMIZING CAPITALS APPLICABLE TO VENEZUELAN CAPITAL MARKETS*, established by the National Securities and Exchange Commissions and published in Official Gazette No.38354 as of January 10, 2006 in order to prevent and avoid securities issued by THE ISSUER to be used for capital legitimating from illegal activities.

Likewise, **THE PLACEMENT AGENT** in case of appointing other Public Accountants of Securities to act as Placement Agents of issue subject to this contract, is bound to include in the contracting entered into these two, the legal obligations related to prevention of Capital Legitimating, in the same terms included herein.

THE PLACEMENT AGENT is the SOLE responsible for selecting and appointing other Public Brokers of Securities and expressly acknowledges that their selection is grounded as of the criteria and own assessment, based on their expertise.

FIFTH: FORMALITIES AND EXPENSES OF THE ISSUER

1. The parties does herein expressly agree that authorization request to make public offer of the aforementioned issue, shall be prepared and dealt with by **THE ISSUER** with the National Securities and Exchange Commission.
2. The parties does herein agree that the expenses corresponding to printing prospectus, printing of sole bonds of each series and publicity related to placement of issues, shall be in charge of **THE ISSUER.**
3. The expenses **THE PLACEMENT AGENT** incurs in on account of **THE ISSUER** shall require prior authorization of this latter.

SIXTH: PLACEMENT SYSTEM

THE PLACEMENT AGENT is bound to comply with placement of primary series referred to herein by the system of "Placement at Bigger Efforts" or any other fashion set by the parties and such shall be announced in a newspaper ad, which is defined in Article 1, Number 10, of the "Standards Related to Public Offer and Primary Placement of Securities and to Publicity of Issues."

REPUBLICA DE VENEZUELA 31 INTERPRETE PUBLICO

THE PLACEMENT AGENT is bound to comply with the applicable provisions resulting from the aforementioned Standards to primary place commercial papers referred to herein as well as the clauses included in this contract. For each series, **THE ISSUER** shall issue a Sole Bond for the amount actually placed, which shall remain in custody of **THE ISSUER** that will act as Payment Agent for each series as specified in the corresponding newspaper ad. At the moment of the sale, **THE PLACEMENT AGENT** shall deliver to each investor a cashier receipt that shall be swapped by a negotiable custody certificate issued by **THE ISSUER** in its capacity as Custodian of the Sole Bond part of each series.

SEVENTH: DISTRIBUTION, TERM AND FASHION

THE PLACEMENT AGENT shall start placing the total amount of each series when published the newspaper ad informing about issue of each series.

In the contract entered into by **THE PLACEMENT AGENT** with other Placement Agents as provided for in the Second Clause, the following shall be indicated: on a daily basis Brokerage of securities shall deposit in the account **THE ISSUER** has previously indicated in written to **THE PLACEMENT AGENT** the funds collected from sales and shall send to **THE PLACEMENT AGENT** together with the bank deposit slips the form designed by this latter, specifying the amounts indicated as well as other data relevant to such placements.

Funds shall be delivered to **THE ISSUER** on the value date for sale by depositing such to the account that for such purposes **THE ISSUER** has previously indicated in written to **THE PLACEMENT AGENT.**

EIGHT: COMMISSIONS

THE ISSUER shall receive for services rendered pursuant to this contract a commission of 0.75% if a body corporate investor and of 1.50% if an individual investor per year on the total amount actually placed by them of the issue authorized by the National Securities and Exchange Commission, which shall be paid as follows:

- Such commission shall be paid by **THE ISSUER** at the end of the placement period of each series or when the series is fully placed, whatever occurs first, once the corresponding income tax is withheld.

It is expressly agreed that **THE PLACEMENT AGENT** shall deliver **THE ISSUER** an invoice detailing the Value Added Tax, currently equivalent to nine per cent (9%) after paying, calculated on the amount to be paid to **THE PLACEMENT AGENT** pursuant to the provisions set forth by the Decree Law that sets forth the Value Added Tax published in Official Gazette of the Bolivarian Republic of Venezuela No.38632, dated February 26, 2007. It is herein expressly understood that payment of commission to **THE PLACEMENT AGENT** shall be made for services rendered to Issuer as set forth herein.

<u>NINTH</u>: INDEMNITY

THE ISSUER is bound to hold harmless **THE PLACEMENT AGENT** for any claim that may be against one of any of them or against all, for turning incorrect, insufficient or fake any information, published, derived, generated and/or authorized by **THE ISSUER** related to issue of Commercial Papers referred to in the first clause. Consequently, **THE ISSUER** is bound to indemnify **THE PLACEMENT AGENT** for any damage the aforementioned circumstances may give rise to.

<u>TENTH:</u> ARBITRATION AND DOMICILE

All controversies that may arise from this contract shall be finally solved by arbitration, pursuant to the Regulations of the Arbitration Center of the Caracas Chamber of Commerce that are in effect at the date of the controversy, by one or more arbitrators appointed according to such Regulations.

Summons or notices that may result from any arbitration procedure that begins pursuant to the arbitration procedure described herein shall be made as indicated by the Regulations of the Arbitration Center of the Caracas Chamber of Commerce, to the addresses indicated at the bottom of this contract.

Both parties choose the city of Caracas as special and exclusive domicile for all the purposes of this contract.

Addresses to service notices to the parties are the following:

a) **THE ISSUER:** Av. Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso 12, Oficina 12, Urb. El Bosque, Caracas, Atención Juan Antonio Lovera.

REPÚBLICA DE VENEZUELA INTERPRETE PÚBLICO 33

b) THE PLACEMENT AGENT: Avenida Alameda, Edifico Venezolano de Crédito, San Bernardino, Caracas, Piso 1, Atención: Mr. Ricardo Gimón.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its authentication. (signed) Illegible.

"BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR INTERNAL AFFAIRS AND JUSTICE. CARACAS METROPOLITAN DISTRICT. NINTH PUBLIC NOTARY OFFICE OF LIBERTADOR MUNICIPALITY OF CAPITAL DISTRICT, MARÍA EUGENIA MARTÍNEZ F.

Sabana Grande, on the Twenty-Fifth (25th) day of September of Two Thousand Eight (2008). Historical years 197 and 149. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DÍAZ., registered with Inpreabogado under No. 31291, was presented for its AUTHENTICATION and return as per form No.387648 as of 4/28/2008. Its grantor being present he said to be named **JUAN ANTONIO LOVERA V.** (Corproate Finance Vice-President of **MANUFACTURAS DE PAPEL, C.A. – MANPA, S.A.C.A.**), and **RICARDO GIMÓN** (Director of **VALORES VENCRED CASA DE BOLSA S.A.**), both of legal age, domiciled in **Caracas**, Venezuelan citizens, married the first one and single the latter, bearers of Identity Card Nos. V-5534882, and V-10333779, respectively. Having the original document been read out and compared against its copies, these latter and the original being signed in the presence of the Notary Public, the grantor declared that: **"ITS CONTENT IS TRUE AND THE SIGNATURES AT THE BOTTOM OF THE INSTRUMENT ARE OURS."** Therefore, the Notary Public does hereby make known that she informed the parties about the content, nature, scope and legal consequences of the act granted pursuant to Ordinal 2nd, Article 79 of the Law of Registry and Notary Public Offices, in virtue thereof she declared the document legally authenticated in the presence of witness **LEZMAR CAMARGO** and **EDUARDO ELIAS SILVA**, bearers of Identity Cards numbers V-11638597 and V-4851729, respectively, and registered under No. 68, Volume 150 of the Authentication Books kept by this Notary Office. The undersigned Notary does hereby make known that she personally had at sight: 1) Articles of Incorporation-By-Laws of MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., Last amendment registered with the First Commercial Registry

Office of the Judicial Circuit of the Federal District and Miranda State as of 7/14/99 AND 12/7/2007, under No. 35 y 23, volume 141-A-Pro and 190-A-Pro together with Minute of the Board of Directors of the aforementioned company, dated 6/27/2008; 2) Articles of Incorporation-By-Laws of **VALORES VENCRED CASA DE BOLSA S.A** registered with the Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of 11/18/1985 under No.02, Volume 39-A-Pro. For this act the Notary moved and constituted in: 1) Torre Country Club, PISO 13, CHACAÍTO, as of today at 2:30 p.m. at the request of the party concerned. The document was drawn up by EDUARDO ELIAS SILVA, I.D. Card No.V-4851729, and an authorized officer pursuant to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Laywer María Eugenia Martínez F. (signed) Illegible.

Interim Notary.

THE GRANTORS (signed) Illegible (signed) Illegible.

THE WITNESSES (signed) Illegible.

The authorized officer (signed) Illegible. --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November the 21st, 2008.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376
2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club. Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J-00023530-9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

2008 SET 26 P 3: 17

ARCHIVO RECIBIDO

Caracas 26 de Septiembre de 2008

Señores:
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Registro Nacional de Valores

Anexo le estamos enviando un (1) original y tres (3) copias de los contratos de colocación, custodia y representante común de la emisión 2008-I de papeles comerciales y obligaciones quirografarias de Manufacturas de Papel, C.A. (MANPA) SACA debidamente firmados, los cuales se detallan a continuación:

1. Contrato de Agente de Colocación- Papeles Comerciales
2. Contrato de Agente de Colocación- Obligaciones Quirografarias
3. Contrato de Representante Comun – Papeles Comerciales
4. Contrato de Representante Comun Provisional – Obligaciones Quirografarias
5. Contrato de Agente Custodio – Papeles Comerciales

Sin mas que agregar.

Atentamente,

Leticia Level
Gerente de Planificación Corporativa
llevel@manpa.com.ve
Teléfono: 901-22-45 Fax: 901.23.17

Nelly González Díaz
Abogado
Abogado No. 31291

República Bolivariana De Venezuela
Ministerio del Interior y Justicia
Distrito Metropolitano de Caracas
Notaría Pública Novena del Municipio
Libertador del Distrito Capital
24-09-08
Planilla de Presentación N° 387646
25-09-08
Fijado para el día:

REPRESENTANTE COMUN PROVISIONAL DE LOS TENEDORES DE OBLIGACIONES QUIROGRAFARIAS

Entre, **MANUFACTURAS DE PAPEL, COMPAÑÍA ANONIMA (MANPA), S.A.C.A., RIF N° J-0000235309**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 18 de Octubre de 1.994, bajo el No. 57, Tomo 117-A Pro, siendo su última modificación la inscrita por ante la misma oficina de Registro Mercantil, el 14 de Julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, JUAN ANTONIO LOVERA, venezolano, mayor de edad y titular de la Cédula de Identidad No.5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 977 del 27 de Junio de 2008, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra, el **VENEZOLANO DE CREDITO, S.A., Banco Universal,** (RIF N° J-000029709) sociedad mercantil domiciliada en Caracas, constituida conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de junio de 1.925, No3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el24 de enero de 2.002, bajo el No. 11, Tomo 6-A-Pro, publicado en el Diario La Religión, el 07 de marzo de 2.002, representado en este acto por **MARIA EUGENIA GAMEZ AZPURUA,** titular de la Cédula de Identidad No. 5.566.177, debidamente autorizada por el Comité Directivo de fecha 01 de Julio de 2008, quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

<u>PRIMERA:</u> ACUERDO DE LA EMISION

"EL EMISOR" mediante Asamblea General Ordinaria de Accionistas celebrada en Caracas el día 18 de Abril de 2.008, y de acuerdo con lo decidido por la Junta Directiva en sesión de fecha 977 del 27 de Junio de 2008, aprobó realizar una emisión de Obligaciones Quirografarias al Portador hasta por la cantidad de **SESENTA MILLONES DE BOLIVARES FUERTES (Bs.F. 60.000.000,00),** con las características, condiciones y modalidades establecidas en el respectivo Prospecto de la Emisión, el cual se declara parte integrante del presente contrato.

SEXTA: FIJACION DE LA TASA

El cálculo de la tasa de interés que devengarán cada una de las series que conforman la emisión será establecida en el prospecto de la Emisión. Por cuanto la tasa de interés es variable, **"EL BANCO"** se compromete a publicar en un diario de amplia circulación nacional y dentro de los dos (2) días posteriores al día en el cual se deba efectuar la fijación, la tasa de interés que devengarán las obligaciones para el mes inmediato siguiente, la cual una vez fijada permanecerá invariable en el transcurso del respectivo plazo.

SEPTIMA: PAGO POR SERVICIOS

De acuerdo a lo decidido en Asamblea General Ordinaria de Accionistas de **"EL EMISOR"**, de fecha 18 de Abril de 2.008, **"EL BANCO"** percibirá por los servicios inherentes a su condición de Representante Común Provisional de los Obligacionistas de la Emisión como indica en la Cláusula Primera, la cantidad de **DOS MIL SEISCIENTOS BOLÍVARES FUERTES (BS.F. 2.600,00)** mensuales, cantidad esta que deberá ser cancelada por el Emisor dentro de los primeros cinco (5) días de cada mes, contados a partir del día en que se inicie el proceso de Colocación Primaria de la Primera Serie de los Títulos. Todos estos cargos serán debitados con cargo a la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el **VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL.**

OCTAVA: GASTOS

Todos los gastos en que se incurra con motivo de convocatorias y publicaciones de avisos de Fijación de las Tasas de Interés correrán por cuenta de **"EL EMISOR"**, los cuales serán debitados de la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el **VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL.**

NOVENA: DOMICILIO

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos tribunales declaran expresamente someterse.

DECIMA: VIGENCIA

Las partes entienden que el presente contrato queda sujeto a la aprobación de la Comisión Nacional de Valores, de acuerdo con la Ley de Mercado de Capitales. Su vigencia será desde el inicio de la colocación de la Primera Serie que integra la Primera Emisión de las Obligaciones representado por la fecha de publicación del aviso correspondiente en un diario de alta circulación nacional, hasta la fecha en que se celebre la primera Asamblea de Obligacionistas. En caso de que el Representante Común Provisional resulte electo como Representante Común

REPÚBLICA BOLIVARIANA DE VENEZUELA.
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA.
DISTRITO METROPOLITANO DE CARACAS.
NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL.
MARIA EUGENIA MARTINEZ FIGUEREDO.

Sabana Grande, Veinticinco (25) de Septiembre del año dos mil Ocho (2.008). 197° y 149°. El anterior documento redactado por el Abogado: **NELLY GONZALEZ DIAZ,** inscrito en el Inpreabogado bajo el N° **31291,** fue presentado para su **AUTENTICACIÓN** y devolución según planilla N° **387646,** de fecha: **24/09/2008.** Presentes sus Otorgantes dijeron: **JUAN ANTONIO LOVERA (En representación de MANUFACTURAS DE PAPEL, C.A. MANPA, S.A.C.A.) y MARIA EUGENIA GAMEZ AZPURUA (en representación de VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL),** mayores de edad, domiciliados en **CARACAS,** de nacionalidad: **VENEZOLANA,** estado civil: Casado y Soltera, y titulares de las Cédulas de Identidad Nos.: V-5.534.882 y V-5.566.177, Respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de la Notario, los Otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** La Notario informó a los otorgantes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado conforme lo ordena el numeral 2 del Artículo 79 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los testigos: **KETZULY ROMERO** y **EDUARDO ELIAS SILVA,** titulares de las cédulas de identidad Nos. **V-15.984.885 y V-4.851.729,** quedando anotado bajo el N° **66,** Tomo: **150,** de los libros de Autenticaciones llevados por ésta Notaría. La Notario que suscribe hace constar que tuvo a la vista: 1) Ultima modificación del Documento Constitutivo Estatutario de **MANUFACTURAS DE PAPEL, C.A. MANPA, S.A.C.A.,** inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, el **14/07/1999,** bajo el N° **35,** Tomo **141-A-Pro;** y Acta de Junta Directiva, de fecha **27/06/2008;** 2) Ultima modificación del Documento Constitutivo Estatutario de **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL,** inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, el **24/01/2002,** bajo el N° **11,** Tomo **6-A-Pro;** y Acta de Junta Directiva, de fecha **01/07/2008.** Para este acto la Notaria se Traslado y se constituyo en: **TORRE COUNTRY CLUB, PISO 13, CHACAITO,** hoy a las 2:2 pm a petición de parte interesada. Realizado por: **EDUARDO ELIAS SILVA,** titular de la cédula de identidad N° **V-4.851.729.** Funcionario autorizado según el Art. 29 del reglamento de Notarías Públicas.

LA NOTARIO PÚBLICO:

Abg. MARIA EUGENIA MARTINEZ F.
(Notario Interino)

LOS OTORGANTES:

LOS TESTIGOS:

FUNCIONARIOS AUTORIZADO:

Nelly González Díaz
Abogado
I.P.S.A. 31291

REPRESENTANTE COMUN DE LOS TENEDORES DE PAPELES COMERCIALES

Entre, **MANUFACTURAS DE PAPEL, COMPAÑÍA ANONIMA (MANPA), S.A.C.A.**, (RIF N° J-000029530) sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal en fecha 31 de Marzo de 1.950, bajo el N° 379, Tomo 4-B, y cuyas últimas modificaciones a sus estatutos fueron inscritas en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el 14 de Julio de 1999 y 07 de diciembre de 2007, bajo los N° 35 y 23, Tomos 141-A Pro y 190-A-PRO, respectivamente, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No. 5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 27 de Junio de 2008, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra, el **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL**, (RIF N° J-000029709) domiciliado en Caracas, constituido conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.925, No 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos, según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de enero de 2.002, bajo el No.11, Tomo 6-A Pro, publicado en el Diario La Religión, el 07 de marzo de 2.002, representado en este acto por **MARIA EUGENIA GAMEZ AZPURUA**, titular de la Cédula de Identidad No. 5.566.177, debidamente autorizado por el Comité Directivo de fecha 01 de Julio de 2008, quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA: ACUERDO DE LA EMISION

"EL EMISOR" mediante Asamblea General Ordinaria de Accionistas celebrada en Caracas el día 18 de Abril de 2008, y decisión de la Junta Directiva en su reunión No. 977 de fecha 27 de Junio de 2008, aprobó realizar una emisión de Papeles Comerciales al Portador hasta por la cantidad de **TREINTA MILLONES DE BOLIVARES FUERTES (Bs.F. 30.000.000,00)**, la cual está identificada como Emisión 2008-I, con las características, condiciones y modalidades establecidas en el respectivo Prospecto de la emisión y el Contrato de Colocación, los cuales se declaran parte integrante del presente contrato. La referida emisión ha sido autorizada por la Comisión Nacional

de Oferta Pública de la primera serie de esta emisión y las siguientes en la misma fecha de cada mes subsiguiente, durante la vigencia de la emisión. **"EL EMISOR"** autoriza a **"EL BANCO"** a debitar las mencionadas cantidades de la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A. Banco Universal.

SEXTA: GASTOS

Todos los gastos en que se incurra con motivo de convocatorias y publicaciones de conformidad con la Ley de Mercado de Capitales, así como las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, correrán por cuenta de **"EL EMISOR"**, los cuales serán debitados de la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A. Banco Universal.

SEPTIMA:

En el caso de que el **"EL EMISOR"**, previamente a la cancelación total de sus obligaciones frente a los tenedores de papeles comerciales, solicite judicialmente el estado de atraso o se encuentre en un procedimiento de quiebra o en el caso en que sea necesario exigir judicialmente el pago de las obligaciones, **"EL BANCO"** luego de tener conocimiento de la solicitud de atraso o del procedimiento de quiebra a la necesidad de proceder al cobro judicial, convocará a una Asamblea de Tenedores de Papeles Comerciales a fin de informar a los mismos sobre la situación planteada. Igualmente, **"EL BANCO"** deberá notificar de inmediato a la Comisión Nacional de Valores, si fuese el caso su condición de acreedor directo de **"EL EMISOR"** con indicación de las garantías, si tuviere alguna, de su crédito directo contra la sociedad emisora y con una explicación de cuáles podrían ser lo conflictos de intereses que tenga **"EL BANCO"** en el ejercicio del cobro de su crédito directo.

OCTAVA: LEGITIMACION DE CAPITALES

"EL BANCO" procediendo en su carácter de Representante Común de los Tenedores de Papeles Comerciales se obliga a cumplir con las disposiciones que le sean aplicables, contenidas en las "Normas sobre la Prevención, Control y Fiscalización de las operaciones de Legitimación de Capitales aplicables al Mercado de Capitales Venezolano", dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 38.354 de fecha 10 de enero de 2.006.

NOVENA: A todos los efectos, queda entendido que **"EL BANCO"** por este contrato solo asume las obligaciones inherentes a su condición de Representante Común de los Tenedores de Papeles y en ningún caso se responsabiliza por cualquier incumplimiento atribuible a **"EL EMISOR"**, a su falta o retraso en el pago o a la veracidad de la información suministrada a la Comisión Nacional de Valores. En todo caso, **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.** queda obligada

REPÚBLICA BOLIVARIANA DE VENEZUELA.
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA
DISTRITO METROPOLITANO DE CARACAS.
NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL

MARIA EUGENIA MARTINEZ F.-

Sabana Grande, Veinticinco (25) de Septiembre del año dos mil Ocho (2.008). 197° y 149°. El anterior documento redactado por el Abogado **NELLY GONZALEZ DIAZ**, Inscrito en el Inpreabogado bajo el No. **31291**, fue presentado para su **AUTENTICACION** y devolución según planilla No. **387645** de fecha: **28-04-2008.** Presentes sus otorgantes, dijeron llamarse: **JUAN ANTONIO LOVERA (Vicepresidente de MANUFACTURAS DE PAPEL, C.A., MANPA S.A.C.A.) y MARIA EUGENIA GAMEZ AZPURUA Rep. de VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL,** mayores de edad, domiciliados en: Caracas, de Nacionalidad: **VENEZOLANA,** de estado civil: Casado y Soltera y titular de la cédula identidad No. V-5.534.882 y V-5.566.177, respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original en presencia de la Notario, los otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** La Notario hace constar que informó a los otorgantes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado en conformidad con el Ordinal 2° del Artículo 79 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los Testigos: **LEZMAR CAMARGO Y EDUARDO ELIAS SILVA,** titulares de las Cédulas de Identidad Nos.: **V-11.638.597 y V.-4.851.729.** Quedando anotado bajo el No. **65,** Tomo No. **150** de los Libros de Autenticaciones llevados por esta Notaría. La Notario que suscribe hace constar que tuvo a la vista: **I)** Documento Constitutivo Estatutario de **MANUFACTURAS DE PAPEL, C.A., MANPA S.A.C.A.,** Ultima modificación inscrita por ante el Registro Mercantil I de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda en fecha 14-07-99 y 07-12-2007, bajo el 35 y 23 , Tomo 141-A Pro y 190-A-Pro.; Junta Directiva celebrada el 27-06-08. **II)** Documento Constitutivo Estatutario de **VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL.,** Ultima modificación inscrita por ante el Registro Mercantil I de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda en fecha 24-01-2002, bajo el 11 , Tomo 6-A Pro.; Comité Directivo celebrado el 01-07-08. Para este acto la Notaria se trasladó y constituyó en: **TORRE COUNTRY CLUB PISO 13 CHACAITO** hoy a las: 2:20 pm A petición de parte interesada, realizado por: **EDUARDO ELIAS SILVA C.I. No V.-4.851.729.** Funcionario Autorizado de conformidad con el Art. 29 del Reglamento de Notarías Públicas.

LA NOTARIO PÚBLICO

Dra. MARIA EUGENIA MARTINEZ F.
(Notario Interino)

LOS OTORGANTES

LOS TESTIGOS

EL FUNCIONARIO AUTORIZADO.-

González Díaz
Abogado
Inpreabogado No. 31291

CONTRATO DE COLOCACION

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, fundada en 1950, domiciliada en Caracas, cuya acta constitutiva y estatutos sociales fueron inscritos originalmente en el Registro de Comercio llevado por el entonces Juzgado de Primera Instancia en lo Mercantil del Distrito Federal en fecha 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251) y cuyas últimas modificaciones a sus estatutos fueron inscritas en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el 14 de Julio de 1999 y 07 de diciembre de 2007, bajo los N° 35 y 23, Tomos 141-A Pro y 190-A-PRO, respectivamente, representada en este acto por el Sr. **JUAN ANTONIO LOVERA V.**, venezolano, mayor de edad, domiciliado en Caracas, titular de la cédula de identidad **N° 5.534.882**, procediendo en su carácter de **Vicepresidente Corporativo de Finanzas** y suficientemente facultado para este acto como consta en Acta de Junta Directiva N° 977 de fecha 27 de Junio de 2008, que en lo sucesivo se denominará **" EL EMISOR "**, por una parte y por la otra **VALORES VENCRED CASA DE BOLSA, S.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita por ante el Registro Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda el día 18 de Noviembre de 1985, bajo el N° 2, Tomo 39-A Pro. representada en este acto por el señor **RICARDO GIMÓN**, venezolano, mayor de edad, domiciliado en Caracas y titular de la cédula de identidad **N° 10.333.779**, procediendo en su carácter de Director, facultado plenamente para este acto por la Junta Directiva de su representada, a los efectos del presente contrato se denomina **"EL AGENTE DE COLOCACION"**, se ha convenido celebrar el presente contrato de colocación que se rige por las siguiente cláusulas:

PRIMERA: Acuerdo de Emisión y sus Características

La Asamblea General Ordinaria de Accionistas de **"EL EMISOR"** celebrada el 18 de Abril de 2008, autorizó la emisión de Papeles Comerciales hasta por un monto de **TREINTA MILLONES DE BOLIVARES FUERTES (Bs.F. 30.000.000,00)**. En este sentido, la Junta Directiva en su reunión N° 977 de fecha 27 de Junio de 2008, haciendo uso de las facultades conferidas por la referida Asamblea de Accionistas, fijó el monto de la emisión de Papeles Comerciales en hasta **TREINTA MILLONES DE BOLIVARES FUERTES (Bs.F. 30.000.000,00)**, cuyas características serán especificadas en la emisión de cada serie que será publicada en un diario de alta circulación nacional. La presente emisión fue autorizada e inscrita en el Registro Nacional de Valores el día 05 de Septiembre de 2008 bajo la Resolución No. 181-2008.

SEGUNDA: Vigencia

Este contrato entrará en vigencia a la fecha de su firma y se mantendrá en vigencia hasta tanto hayan sido pagados todos los Certificados de Custodia negociables de cada una de las series con base a la autorización otorgada por la Comisión Nacional de Valores el día 05 de Septiembre de 2008 bajo la Resolución No. 181-2008.

TERCERA: Atribuciones de los Agentes de Colocación

"EL EMISOR" autoriza y faculta a **VALORES VENCRED CASA DE BOLSA, S.A.,** para actuar como **"AGENTE DE COLOCACIÓN"** y para designar, si fuere necesario, a otros "Corredores Públicos de Títulos Valores" de las series que se emitan con base a la autorización señalada en la Cláusula anterior. A tales efectos, **"EL AGENTE DE COLOCACIÓN"** estará encargado de:

a.- Procurar en Base a Mayores Esfuerzos o cualquier modalidad que fijen las partes, la Colocación del monto de cada serie de Papeles Comerciales, en la proporción que le correspondiere.

b.- Efectuar cualquier trámite que se necesitara para la eficiente colocación del monto asignado en cada serie.

c.- De conformidad a lo establecido en las *'NORMAS PARA LA PREVENCIÓN, CONTROL Y FISCALIZACIÓN DE LAS OPERACIONES DE LEGITIMACIÓN DE CAPITALES APLICABLES AL MERCADO DE CAPITALES VENEZOLANO"*, emanada de la CNV y publicadas en la Gaceta Oficial Nº 38.354 de fecha 10 de enero de 2006., **"EL AGENTE DE COLOCACION"** se compromete a llevar el registro de las personas naturales y jurídicas que adquieren cualesquiera de las series de papeles comerciales relativas a esta emisión, y deberá estar a disposición de **"EL EMISOR"** una vez culminado el período de colocación, en caso de que le sea requerido.

"EL AGENTE DE COLOCACION" estará exceptuado de llevar este registro, cuando **EL EMISOR** efectúe directamente la colocación primaria de cualesquiera de las series, en cuyo caso será obligación de **"EL EMISOR",** llevar el registro de las personas naturales y jurídicas que adquieran las series de papeles comerciales relacionadas con la presente emisión, tal y como lo establece las **Normas sobre la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de Capitales Venezolano.**

CUARTA: Legitimación de Capitales

"EL AGENTE DE COLOCACION" se obliga a cumplir con las disposiciones contenidas el las *'NORMAS PARA LA PREVENCIÓN, CONTROL Y FISCALIZACIÓN DE LAS OPERACIONES DE LEGITIMACIÓN DE CAPITALES APLICABLES AL MERCADO*

DE CAPITALES VENEZOLANO", emanada de la CNV y publicadas en la Gaceta Oficial Nº 38.354 de fecha 10 de enero de 2006, a fin de prevenir y evitar que los títulos valores emitidos por "EL EMISOR" sean utilizados para la legitimación de capitales provenientes de actividades ilícitas. Asimismo, **"EL AGENTE DE COLOCACION"** en caso de designar a otros Corredores Públicos de Títulos Valores para que actúen como Agentes de Colocación de la emisión objeto del presente contrato, se compromete a incluir en la contratación que celebre con éstos, las obligaciones legales relativas a la prevención de Legitimación de Capitales, en los mismos términos que están contenidas en el presente contrato.

"EL AGENTE DE COLOCACION" es el único responsable por la selección y designación de los otros Corredores Públicos de Títulos Valores y reconoce expresamente que su elección está fundamentada en criterios y apreciaciones propias, basadas en su experiencia.

QUINTA: Trámites y Gastos del Emisor

1. Las partes convienen expresamente en que la solicitud de autorización para hacer oferta pública de la referida emisión, será elaborada y tramitada por **"EL EMISOR"** ante la Comisión Nacional de Valores.
2. Las partes convienen en que los gastos correspondientes a impresión de los prospectos, impresión de los títulos únicos de cada serie y publicidad relativa a la colocación de las emisiones, estarán a cargo de **"EL EMISOR"**.
3. Los gastos en que incurra **"EL AGENTE DE COLOCACION"** por cuenta de **"EL EMISOR"** requerirán la previa autorización de ésta.

SEXTA: Sistema de Colocación

"EL AGENTE DE COLOCACION" se compromete a procurar la colocación primaria de las series a que se refiere el presente contrato, mediante el sistema de "Colocación a Mayores Esfuerzos" o cualquier modalidad que fijen las partes y se anunciará en el aviso de prensa, el cual se encuentra definido en el Artículo 1°, Numeral 10, de las "Normas Relativas a la Oferta Pública y Colocación Primaria de Títulos Valores y a la Publicidad de las Emisiones".

"EL AGENTE DE COLOCACION" se obliga a dar cumplimiento a todas las disposiciones aplicables que se deriven de las citadas Normas para la colocación primaria de los papeles comerciales a los cuales se refiere este contrato, así como a las cláusulas contenidas en el presente convenio. En la oportunidad de cada serie, **"EL EMISOR"** deberá emitir un Título Unico por el monto efectivamente colocado, el cual permanecerá en custodia de **"EL EMISOR"** que actuará como Agente de Pago para cada serie, lo cual será especificado en el aviso de prensa correspondiente. En el momento de efectuarse la venta, **"EL AGENTE DE**

COLOCACION" deberá entregar a cada inversionista un recibo de caja el cual deberá ser canjeado por un certificado de custodia negociable emitido por **"EL EMISOR"** en su carácter de Custodio del Título Unico que conforma cada serie.

SEPTIMA: Distribución, Plazo y Forma

"EL AGENTE DE COLOCACION" comenzará a colocar el monto total de cada serie en la oportunidad en que sean publicados los avisos de prensa participando la emisión de cada serie.

En la contratación que celebre **"EL AGENTE DE COLOCACION"** con otros Agentes de Colocación según lo previsto en la cláusula segunda, deberá establecerse: Diariamente las Sociedades de Corretaje de títulos valores, depositarán en la cuenta que **"EL EMISOR"** le haya indicado previamente y por escrito a **"EL AGENTE DE COLOCACION"** los fondos recaudados por sus ventas y enviarán a **"EL AGENTE DE COLOCACION"** conjuntamente con los comprobantes de los depósitos Bancarios el formulario diseñado por este último, en el cual se especificarán los montos colocados, así como otros datos relativos a dichas colocaciones.

Los fondos deberán ser entregados a **"EL EMISOR"** el día de la fecha valor de la venta, mediante depósito de los mismos en la cuenta, que a tal efecto **"EL EMISOR"** le haya indicado previamente y por escrito a **"EL AGENTE DE COLOCACION".**

OCTAVA: Comisiones

"EL AGENTE DE COLOCACION" percibirá por los servicios prestados conforme al presente contrato, una comisión de 0,75 **%** en caso de inversionistas **personas jurídicas** y de 1,50 **%** en caso de inversionistas **personas naturales** por año sobre el monto total efectivamente por ellos colocado de la emisión autorizada por la Comisión Nacional de Valores, la cual será cancelada de la forma siguiente:

- Dicha comisión será pagada por **"EL EMISOR"** al finalizar el período de colocación de cada serie o cuando la serie esté totalmente colocada, lo primero que ocurra, una vez retenido el impuesto sobre la renta correspondiente.

Queda expresamente convenido que **"EL AGENTE DE COLOCACION"** enviará a **"EL EMISOR"** la factura especificando el Impuesto al Valor Agregado, actualmente equivalente al nueve por ciento (9,00 %), una vez enterado, calculado sobre el monto a cancelar a **"EL AGENTE DE COLOCACION"** de conformidad con lo establecido en el Decreto de Ley que establece el Impuesto al Valor Agregado publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.632, de fecha 26 de Febrero de 2.007. Quedando expresamente entendido que el pago de la comisión a **"EL AGENTE DE COLOCACION",** se efectúa por los servicios que presta al Emisor de acuerdo a este contrato.

NOVENA: Indemnización

"**EL EMISOR**" se obliga a mantener a salvo la responsabilidad de "**EL AGENTE DE COLOCACION**", por cualquier reclamación que pudiese existir, por haber sido incorrecta, insuficiente o falsa la información publicada, derivada, generada y/o autorizada por "**EL EMISOR**" relacionada con la emisión de Papeles Comerciales a que hace referencia la Cláusula Primera. En consecuencia, "**EL EMISOR**" se compromete a indemnizar a "**EL AGENTE DE COLOCACION**" por cualquier perjuicio que las circunstancias antes mencionadas pudieran haberle causado.

DECIMA: Arbitraje y Domicilio

Todas las controversias que se susciten en relación con el presente contrato deberán ser resueltas definitivamente a través de arbitraje, de conformidad con el Reglamento de Arbitraje del Centro de Arbitraje de la Cámara de Comercio de Caracas, que se encuentre vigente para la fecha de la controversia, por uno o más árbitros nombrados de acuerdo con dicho Reglamento.

Las citaciones o notificaciones a que haya lugar con ocasión de cualquier procedimiento arbitral que se inicie conforme al procedimiento arbitral aquí contenido, deberán efectuarse en la forma señalada en el Reglamento del Centro de Arbitraje de la Cámara de Comercio de Caracas, en las direcciones indicadas al final de este contrato.

Ambas partes eligen a la ciudad de Caracas como domicilio especial y exclusivo, para todos los fines de este contrato.

Las direcciones de notificación de las partes son las siguientes:

a)"**EL EMISOR**": Av. Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso N° 12, Oficina 12, Urb. El Bosque, Caracas, Atención: Juan Antonio Lovera.

b) "**EL AGENTE DE COLOCACION**": Avenida Alameda, Edificio Venezolano de Crédito, San Bernardino, Caracas, Piso 1, Atención: Sr. Ricardo Gimón.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de autenticación.

REPÚBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Distrito Metropolitano de Caracas
9
Notaría Pública Novena
del Municipio Libertador del Distrito Capital

REPÚBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Distrito Metropolitano de Caracas
9
Notaría Pública Novena
del Municipio Libertador del Distrito Capital

REPÚBLICA BOLIVARIANA DE VENEZUELA
Ministerio del Poder Popular para Relaciones Interiores y Justicia
Distrito Metropolitano de Caracas
9
Notaría Pública Novena
del Municipio Libertador del Distrito Capital

REPÚBLICA BOLIVARIANA DE VENEZUELA.
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA.
DISTRITO METROPOLITANO DE CARACAS.
NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL

MARIA EUGENIA MARTINEZ F.-

Sabana Grande, Veintiocho (28) de Septiembre del año dos mil Ocho (2.008). 198° y 149°. El anterior documento redactado por el Abogado **NELLY GONZALEZ DIAZ**, Inscrito en el Inpreabogado bajo el No. **31291**, fue presentado para su **AUTENTICACION** y devolución según planilla No. **387648** de fecha: **28-04-2008.** Presentes sus otorgantes, dijeron llamarse: **JUAN ANTONIO LOVERA V.(Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A., MANPA S.A.C.A.) y RICARDO GIMON (Director de VALORES VENCRED CASA DE BOLSA S.A.)**, mayores de edad, domiciliados en: Caracas de Nacionalidad: **VENEZOLANA**, de estado civil: Casado y Soltero y titular de la cédula identidad No. V-6.534.882 y V-10.333.779 Respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original en presencia de la Notario, los otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO"**. La Notario hace constar que informó a los otorgantes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado en conformidad con el Ordinal 2° del Artículo 79 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los Testigos: **LEZMAR CAMARGO Y EDUARDO ELIAS SILVA**, titulares de las Cédulas de Identidad Nos.: **V-11.638.597 y V.-4.851.729.** Quedando anotado bajo el No. **68**, Tomo No. **150** de los Libros de Autenticaciones llevados por esta Notaría. La Notario que suscribe hace constar que tuvo a la vista: **I)** Documento Constitutivo Estatutario de **MANUFACTURAS DE PAPEL, C.A., MANPA S.A.C.A.**, Ultima modificación inscrita por ante el Registro Mercantil I de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda en fecha 14-07-99 y 07-12-2007, bajo el 35 y 23, Tomo 141-A Pro y 190-A-Pro.; Junta Directiva celebrada el 27-06-08. **II)** Documento Constitutivo Estatutario de **VALORES VENCRED CASA DE BOLSA S.A VALORES,** inscrita por ante el Registro Mercantil de la Circunscripción Judicial del Dtto. Federal y Edo.

Miranda en fecha 18-11-1985, bajo el 02, Tomo 39A Pro. Para este acto la Notaría se trasladó y constituyó en: **TORRE COUNTRY CLUB PISO 13 CHACAITO** hoy a las: 2:40pm, A petición de parte interesada, realizado por: **EDUARDO ELIAS SILVA** C.I No **V.-4.851.729.** Funcionario Autorizado de conformidad con el Art. 29 del Reglamento de Notarias Publicas.

LA NOTARIO PUBLICO.

REPUBLICA BOLIVARIANA DE VENEZUELA Ministerio del Poder Popular para Relaciones Interiores y Justicia Distrito Metropolitano de Caracas 9 Notaria Pública Novena del Municipio Libertador del Distrito Capital

Dra. MARIA EUGENIA MARTINEZ F.
(Notario Interino)

LOS OTORGANTES

LOS TESTIGOS

EL FUNCIONARIO AUTORIZADO.-

Nelly González Díaz
Abogado
Abogado No. 31291

República Bolivariana De Venezuela
Ministerio del Interior y Justicia
Distrito Metropolitano de Caracas
Notaría Pública Novena del Municipio
Libertador del Distrito Capital
Recibido el: 26-09-08
Planilla de Presentación Nº 387.649
Fijado para el día: 25-09-08
Derechos Arancelarios:

2008 SET 26 P 3: 17

CONTRATO DE AGENTE CUSTODIO

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** (RIF Nº J-0000235309) sociedad mercantil domiciliada en la ciudad de Caracas, inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal en fecha 31 de Marzo de 1.950, bajo el Nº 379, Tomo 1-B, cuyas últimas modificaciones a sus estatutos fueron inscritas en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el 14 de Julio de 1999 y 07 de diciembre de 2007, bajo los Nº 35 y 23, Tomos 141-A Pro y 190-A-PRO, respectivamente, e inscrita en el Registro Unico de Información Fiscal (Rif) Nº J-00023530-9, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No. 5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 27 de Junio de 2008, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra, el **VENEZOLANO DE CREDITO, S.A., Banco Universal**, (RIF Nº J-000029709) sociedad mercantil domiciliada en Caracas, constituida conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de junio de 1.925, No3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el24 de enero de 2.002, bajo el No. 11, Tomo 6-A-Pro, publicado en el Diario La Religión, el 07 de marzo de 2.002, representado en este acto por **MARIA EUGENIA GAMEZ AZPURUA**, titular de la Cédula de Identidad No. 5.566.177, debidamente autorizada por el Comité Directivo de fecha 01 de Julio de 2008, quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA :

El presente contrato regula todo lo concerniente al servicio que **"EL BANCO"** prestará a **"EL EMISOR"**, por la guarda y custodia de los Títulos Únicos y/o Macrotítulos que éste emita para cada una de las series correspondientes a la Emisión de Papeles Comerciales al Portador, que por un monto de **TREINTA MILLONES DE BOLIVARES FUERTES (Bs.F. 30.000.000,00)**, emitirá **"EL EMISOR".** La presente Emisión fue aprobada por la Asamblea General Ordinaria de Accionistas celebrada el 18 de Abril de 2008, y con lo decidido por la

Junta Directiva en sesión de fecha 27 de Junio de 2008, para ser colocada a través de Oferta Pública, y fue autorizada por la Comisión Nacional de Valores, según resolución Nº 181-2008 de fecha 05 de Septiembre de 2008, con la obligación del **"EL BANCO"**, de devolverlos a **"EL EMISOR"** al vencimiento de cada uno de ellos.

SEGUNDA :

"EL EMISOR" designa a **"EL Banco"** como AGENTE CUSTODIO de los Títulos Unicos y/o Macrotítulos que emita para cada una de las series de la emisión identificada en la cláusula anterior. A tal efecto, **"EL EMISOR"** autoriza a **"EL BANCO"** para que proceda a emitir los correspondientes certificados de custodia negociables, que evidencien la titularidad del porcentaje del adquiriente del Macrotítulo de papeles comerciales. Para la impresión de los certificados de custodia por parte de **"EL BANCO"**, éste deberá atenerse única y exclusivamente al listado que proporcionará EL/LOS AGENTES DE COLOCACION, debidamente firmado por los funcionarios autorizados a tal efecto y previa confirmación de **"EL EMISOR"**, donde deberán informar acerca del nombre de cada inversionista, el monto adquirido, la serie a la cual pertenece, el vencimiento de la misma y el porcentaje de la participación.

"EL BANCO" procederá a la emisión de los Certificados de Custodia Negociables, siempre y cuando haya recibido por parte de **"EL EMISOR"**, el Título Único y/o Macrotítulo de la serie y la información proporcionada por el/los Agentes de Colocación. Los Certificados de Custodia negociables deberán contener en su texto la siguiente información: a)Tipo de certificado; b) Denominación del emisor del certificado; c) Porcentaje de participación sobre el Macrotítulo; d) Identificación de la serie y sus principales características; e) Autorización de la emisión otorgada por la Comisión Nacional de Valores y f) Las firmas autorizadas del Agente Custodio.

TERCERA:

"EL EMISOR" responde de la autenticidad de los Títulos Únicos y/o Macrotítulos entregados al **"BANCO"** y queda expresamente entendido que **"EL EMISOR"** es el único deudor y se encuentra obligado frente a los tenedores de Papeles Comerciales, al pago tanto de capital como del rendimiento de dichos papeles contenidos en el Título Único y/o Macrotítulo, desde el mismo momento en que **"EL BANCO"** les haga entrega de los Certificados de Custodia negociables, objeto de esta operación.

CUARTA:

Es entendido que **"EL BANCO",** actuando como AGENTE CUSTODIO de las series que integran la Emisión de Papeles Comerciales, no asume otra responsabilidad que no sea la que se derive del cumplimiento del presente contrato y, en consecuencia, no se responsabiliza de las

obligaciones a cargo de **"EL EMISOR"**, en relación a la Emisión de Papeles Comerciales indicadas en la Cláusula Primera de este contrato. Por lo tanto, el **"EL BANCO"**, en su carácter de AGENTE CUSTODIO, no garantiza a los tenedores de los Papeles Comerciales o a los tenedores de los Certificados de Custodia Negociables, el pago de capital e intereses por parte de **"EL EMISOR".**

La obligación de **"EL BANCO"** de realizar por cuenta de **"EL EMISOR"**, la custodia y emisión de los Certificados de Custodia Negociables, está sujeta a las condiciones siguientes:

a) **"EL BANCO"** debe haber recibido el Título Único y/o Macrotítulos por parte de **"EL EMISOR"**, dentro de los dos (2) días anteriores al inicio de la oferta pública de la serie que se trate.

b) **"EL BANCO"** debe haber recibido las instrucciones originales por parte de los Agentes de Colocación designados por **"EL EMISOR"**, previamente conformada por éste.

QUINTA:

"EL EMISOR" se obliga a suministrar a **"EL BANCO"** toda la información requerida para que éste pueda cumplir con las estipulaciones de este contrato. **"EL EMISOR"** se obliga a notificar de inmediato y por escrito a **"EL BANCO"**, cualquier hecho relevante relacionado con la Emisión de Papeles Comerciales, su circulación, su vencimiento.

SEXTA:

"EL BANCO" percibirá por sus servicios como AGENTE CUSTODIO la cantidad de **Un Mil Doscientos Bolívares Fuertes (Bs.F. 1.200,00)** mensuales, contados a partir de la emisión de la oferta pública de la primera serie que integre la Emisión de Papeles Comerciales identificada en la cláusula primera de este contrato, los cuales serán debitados de la cuenta corriente N° 0104-0030-91-0300001963, que mantiene **"EL EMISOR"** en el **VENEZOLANO DE CREDITO, S.A. Banco Universal**, para lo cual **"EL EMISOR"** autoriza a **"EL BANCO"**, para efectuar dichos cargos mensuales.

SEPTIMA:

Este contrato tendrá vigencia desde la fecha de inicio de la colocación de la primera serie de Papeles Comerciales que integra la emisión a que se refiere este contrato y hasta tanto haya sido redimido y pagado el Título Único y/o Macrotítulos de la última serie que integre la emisión identificada en este contrato. Sin embargo, las partes de mutuo acuerdo podrán darlo por terminado en cualquier momento, previa notificación por escrito con al menos treinta (30) días de anticipación a la fecha de terminación.

OCTAVA:

De conformidad a lo establecido en las Normas sobre Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales aplicables al Mercado de Capitales Venezolano" publicadas en la Gaceta Oficial N° 38.354 del 10 de enero de 2.006, será por cuenta de **"EL EMISOR"**, en caso de reservarse la colocación directa de la emisión, o de los agentes de colocación que ésta designe, la obligación de llevar el registro de las personas naturales y jurídicas que adquieran los papeles comerciales relacionadas con la presente emisión, tal y como lo establece las referidas normas.

NOVENA:

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos Tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaito, Caracas, Venezuela.

EL BANCO:

VENEZOLANO DE CREDITO, S.A., Banco Universal.

Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8,Gerencia Fiduciaria. Caracas. Venezuela.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su presentación.

9

REPÚBLICA BOLIVARIANA DE VENEZUELA.
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA.
DISTRITO METROPOLITANO DE CARACAS.
NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL.
MARIA EUGENIA MARTINEZ FIGUEREDO

Sabana Grande, Veinticinco (25) de Septiembre del año dos mil Ocho (2.008). 197° y 149°. El anterior documento redactado por el Abogado: **NELLY GONZALEZ DIAZ,** inscrito en el Inpreabogado bajo el N° **31291,** fue presentado para su **AUTENTICACIÓN** y devolución según planilla N° **387649,** de fecha: **24/09/2008.** Presentes sus Otorgantes dijeron: **JUAN ANTONIO LOVERA (En representación de MANUFACTURAS DE PAPEL, C.A. MANPA, S.A.C.A.) y MARIA EUGENIA GAMEZ AZPURUA (en representación de VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL),** mayores de edad, domiciliados en **CARACAS,** de nacionalidad: **VENEZOLANA,** estado civil: Casado y Soltera, y titulares de las Cédulas de Identidad Nos. V-5534.882 y V-5.566.177, Respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de la Notario, los Otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** La Notario informó a los otorgantes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado conforme lo ordena el numeral 2 del Artículo 79 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los testigos: **KETZULY ROMERO** y **EDUARDO ELIAS SILVA,** titulares de las cédulas de identidad Nos. **V-15.984.885 y V-4.851.729,** quedando anotado bajo el N° **69,** Tomo: **150,** de los libros de Autenticaciones llevados por ésta Notaría. La Notario que suscribe hace constar que tuvo a la vista: 1) Ultima modificación del Documento Constitutivo Estatutario de **MANUFACTURAS DE PAPEL, C.A. MANPA, S.A.C.A.,** inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, el **07/12/2007,** bajo el N° **23,** Tomo **190-A-Pro;** y Acta de Junta Directiva, de fecha **27/06/2008;** 2) Ultima modificación del Documento Constitutivo Estatutario de **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL,** inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, el **24/01/2002,** bajo el N° **11,** Tomo **6-A-Pro;** y Acta de Junta Directiva, de fecha **01/07/2008.** Para este acto la Notaria se Traslado y se constituyo en: **TORRE COUNTRY CLUB, PISO 13, CHACAITO,** hoy a las 12 pm a petición de parte interesada. Realizado por: **EDUARDO ELIAS SILVA** titular de la cedula de identidad N° **V-4.851.729.** Funcionario autorizado según el Art. 29 del reglamento de Notarías Públicas.

LA NOTARIO PÚBLICO:

Dra. MARIA EUGENIA MARTINEZ F
(Notario Interino)

LOS OTORGANTES:

LOS TESTIGOS:

FUNCIONARIOS AUTORIZADO:

Nelly González Díaz
Abogado
Inpre Abogado No. [illegible]

CONTRATO AGENTE DE COLOCACION

Entre **Manufacturas del Papel, C.A. (MANPA) S.A.C.A.**, sociedad mercantil fundada en 1950, domiciliada en Caracas e inscrita originalmente por ante el Registro de Comercio llevado por el entonces Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, en fecha 31 de marzo de 1950, bajo N° 379, Tomo 1-B (Expediente 3.251), cuyas últimas modificaciones a sus estatutos fueron inscritas en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el 14 de Julio de 1999 y 07 de diciembre de 2007, bajo los N° 35 y 23, Tomos 141-A Pro y 190-A-PRO, respectivamente, y en el Registro Unico de Información Fiscal (RIF) Nº J-00023530-9, en lo sucesivo se denominará **EL EMISOR**, representada en este acto por el Sr. Juan Antonio Lovera V., venezolano, mayor de edad, domiciliado en Caracas y titular de la Cédula de Identidad Nº V- 5.534.882, procediendo en su carácter de Vicepresidente Corporativo de Finanzas y suficientemente facultado para este acto como consta en Acta de Junta Directiva N° 977 del 27 de Junio de 2008 y por Resolución de la Asamblea General Ordinaria de Accionistas de **EL EMISOR**, celebrada el 18 de Abril de 2.008, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Circunscripción Judicial del Distrito Capital y Estado Miranda el 06 de mayo de 2008, bajo el No. 78, Tomo 45-A-Pro, por una parte y, por la otra; **VALORES VENCRED CASA DE BOLSA, S.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita por ante el Registro Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda el día 18 de Noviembre de 1985, bajo el N° 2, Tomo 39-A Pro. representada en este acto por el señor Ricardo Gimón, venezolano, mayor de edad, domiciliado en Caracas y titular de la cédula de identidad N° 10.333.779, procediendo en su carácter de Director, facultado plenamente para este acto por la Junta Directiva de su representada, quien en lo sucesivo se denominará **AGENTE DE COLOCACION**, se ha convenido en celebrar el presente **CONTRATO DE COLOCACION**, el cual se regirá por las siguientes cláusulas:

PRIMERA: DEFINICIONES

A los fines del presente contrato, las expresiones que a continuación se indican tendrán el significado que a cada una de ellas se les atribuye. El significado asignado para cada expresión se aplicará indistintamente y de la misma manera a la forma plural y singular de dichos TERMINOS:

1. **CERTIFICADO DE CUSTODIA:** Será el término que se utilizará en lo sucesivo para referirse al documento que evidencie los derechos de los INVERSIONISTAS sobre los MACROTITULOS.

2. **HOJA DE TERMINOS:** Se refiere al documento que contiene las características de cada serie emitida, las cuales serán convenidas entre el **EMISOR** y el **AGENTE DE COLOCACION**, con anterioridad a la salida de cada serie.

3. **INVERSIONISTA:** Se refiere a la persona natural o jurídica que compra obligaciones a través del **AGENTE DE COLOCACION.**

4. **MACROTITULOS:** Se refiere a los facsímiles, tanto provisionales como definitivos, de los títulos contentivos de la información de cada serie de obligaciones emitida, en los cuales se incluye la fecha de EMISION y vencimiento de la serie, la información general de la misma, y los datos de la garantía, si la hubiese.

5. **RECIBO PROVISIONAL:** Se refiere al comprobante de inversión emitido por el **AGENTE DE COLOCACION** donde se detallan el monto de la COLOCACION y las características de la serie emitida y negociada con el INVERSIONISTA.

SEGUNDA: ACUERDO DE LA EMISION Y SUS CARACTERISTICAS

La Asamblea General Ordinaria de Accionistas de **EL EMISOR**, celebrada el 18 de Abril de 2.008, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Circunscripción Judicial del Distrito Capital y Estado Miranda el 06 de mayo de 2008, bajo el No. 78, Tomo 45-A-Pro, acordó emitir hasta un máximo de SESENTA Y CINCO MILLONES DE BOLIVARES FUERTES (Bs.F. 65.000.000,oo), en OBLIGACIONES QUIROGRAFARIAS AL PORTADOR, mediante una EMISION total o varias emisiones parciales. En cumplimiento de la autorización otorgada por dicha Asamblea General Ordinaria de Accionistas, la Junta de Directiva de EL EMISOR definió los TERMINOS y condiciones de una primera EMISION de OBLIGACIONES QUIROGRAFARIAS AL PORTADOR hasta por la cantidad de SESENTA MILLONES DE BOLIVARES FUERTES (Bs.F. 60.000.000,oo), cuyas características son las siguientes: **a) EMISION**: Se podrán emitir una o varias series. El monto total a VALOR NOMINAL de todas las series en circulación no podrá exceder, en ningún momento, el monto autorizado por la Comisión Nacional de Valores; **b) Vencimiento:** No inferior a quince (15) días, ni superior a CUATRO (4) años; **c) Rendimiento / Tasa de Interés de las Obligaciones**: Será determinado para cada serie previo al inicio de la COLOCACION de cada una de las series; **d) Precio de la COLOCACION:** La COLOCACION de la EMISION se hará a descuento, a la par o con prima, según condiciones del mercado; **e) Sistema de COLOCACION:** La COLOCACION se hará mediante el sistema "A MAYORES ESFUERZOS", pero podrá colocar a través de cualquiera otro de los sistemas de COLOCACION previsto en la legislación vigente, cuando así sea previamente convenido por escrito con El EMISOR; **f) Uso de los Fondos:**

Los fondos provenientes de la presente emisión de Obligaciones Quirografarias al Portador, Los fondos provenientes de la presente emisión de Obligaciones Quirografarias al Portador, serán usados 100% para la cancelación de los pasivos bancarios a corto plazo y financiar requerimientos de capital de trabajo para la realización de actividades relativas al objeto social de la empresa

g) Impuestos: Rendimiento gravable.

PARAGRAFO PRIMERO: El precio de venta y el plazo de cada serie, de acuerdo a los TERMINOS de este documento, serán convenidos entre las partes con anterioridad a la salida al mercado de cada una de ellas.

PARAGRAFO SEGUNDO: La EMISION de Obligaciones a que se refiere este contrato ha sido autorizada por la Comisión Nacional de Valores según se evidencia de Resolución Nro. 186-2008, de fecha 12 de Septiembre de 2008.

TERCERA: ATRIBUCIONES DEL AGENTE DE COLOCACION.

Mediante el presente contrato, **El EMISOR** designa al **AGENTE DE COLOCACION** para actuar como agente de COLOCACION de las series que integren la EMISION y lo faculta para coordinar la COLOCACION de las mismas con otros agentes de distribución, si fuere el caso. En ejecución de este contrato el **AGENTE DE COLOCACION**, estará encargado de:

a) Colocar en los mercados de valores las series, o porciones de éstas, que le hayan sido asignadas; así como ejercer las funciones de depositario ante la C.V.V. Caja Venezolana de Valores, S.A. en lo sucesivo C.V.V., de la presente emisión de obligaciones que por mandato otorga el EMISOR.

b) Efectuar las gestiones o trámites necesarios para que la COLOCACION de cada serie se realice de acuerdo a la HOJA DE TERMINOS correspondiente;

c) Coordinar los pagos que deban hacerse al **EMISOR** por la COLOCACION de las series o porciones de las mismas que le hayan sido asignadas. Dichos pagos deberán ser efectuados por los INVERSIONISTAS, "BUEN VALOR", mediante depósito en la cuenta bancaria que el **AGENTE DE LA COLOCACIÓN** a tales efectos indique. La transferencia de los fondos obtenidos la hará el **AGENTE DE COLOCACION**, "BUEN VALOR", en la cuenta bancaria que el **EMISOR**, designe;

d) Emitir RECIBOS PROVISIONALES de las colocaciones que se efectúen por su intermediación;

e) Cuando así haya sido previamente convenido entre las partes: (i) remitir a la Comisión Nacional de Valores los recaudos exigidos por ésta y preparados por el **EMISOR**, con el objeto

de notificar a dicho Organismo la salida de cada serie; (ii) e inscribir las obligaciones quirografarias en la Bolsa de Valores de Caracas, S.A.

Asimismo, a los fines de dar cumplimiento al articulo 19 de las "NORMAS RELATIVAS A LA OFERTA PÚBLICA Y COLOCACIÓN PRIMARIA DE TITULOS VALORES Y A LA PUBLICIDAD DE LAS EMISIONES" se le dará preferencia a pequeños y medianos inversionistas, para la adquisición de dichos títulos, hasta un máximo de diez mil bolívares fuertes (Bs.F. 10.000,oo) durante los cinco (5) días siguientes al inicio de la colocación de cada serie.

CUARTA: DESIGNACION DEL CUSTODIO Y DEL AGENTE DE PAGO

El EMISOR designará a la C.V.V., como AGENTE DE CUSTODIA Y PAGO, quien será el depositario y agente de pago exclusivo de todos y cada uno de los MACROTÍTULOS representativos de las colocaciones de Obligaciones que realice el **AGENTE DE COLOCACION.**

QUINTA: GASTOS DE EMISION

Las partes convienen expresamente que los gastos relacionados con la COLOCACION de la EMISION a que se refiere este contrato, incluidos todos los gastos de publicidad, serán por cuenta de **EL EMISOR**, quien se obliga a sufragarlos de inmediato al momento que el **AGENTE DE COLOCACION** le presente la factura que los soporta, siempre y cuando el **EMISOR** haya autorizado previamente el presupuesto correspondiente.

SEXTA: FUERZA MAYOR

Las partes expresamente convienen que la COLOCACION de cada una de las series que integran la EMISION objeto de este contrato está condicionada a que no se configure ninguna de las situaciones consideradas como causales eximentes o atenuantes a la responsabilidad civil, incluyendo la causa extraña no imputable a las partes, o que se configure un evento de caso fortuito, fuerza mayor o hecho del príncipe, en los TERMINOS concebidos por la doctrina y la jurisprudencia venezolana. Además, queda expresamente convenido que los eventos de caso fortuito y de fuerza mayor señalados operarán igualmente para ambas partes.

SÉPTIMA: SISTEMA DE COLOCACION

El **AGENTE DE COLOCACION** efectuará la COLOCACION de la EMISION a que este contrato se refiere, a través del sistema de COLOCACION "A MAYORES ESFUERZOS", pero podrá colocar a través de cualquiera otro de los sistemas de COLOCACION previsto en la legislación vigente, cuando así sea previamente convenido por escrito con el **EMISOR**. EL **AGENTE DE COLOCACION** se obliga a cumplir todas las disposiciones establecidas en las Normas relativas a la EMISION, Oferta Pública y Negociación de Obligaciones que para él se deriven en la COLOCACION primaria de las Obligaciones

Quirografarias a los cuales se refiere este contrato. En el momento de efectuar las ventas, **EL AGENTE DE COLOCACION** entregará a cada INVERSIONISTA un RECIBO PROVISIONAL, el cual podrá ser canjeado por un CERTIFICADO DE CUSTODIA emitido por la C.V.V. **EL EMISOR** se obliga a reconocer el contenido tanto de los RECIBOS PROVISIONALES, como de los CERTIFICADOS DE CUSTODIA debidamente emitidos.

PARAGRAFO UNICO: Es expresamente convenido que el **AGENTE DE COLOCACION** quedará liberado de cualquier obligación derivada de este contrato por la COLOCACION de Obligaciones a que se refiere el presente contrato, en el caso de ocurrir alguna circunstancia que pueda indicar que ha habido cambios adversos en la situación financiera de **EL EMISOR**, que incidan tanto en su capacidad de pago del capital como de los frutos civiles de la EMISION, siempre y cuando éstas no sean producto de las funciones y/u obligaciones contraídas por EL **AGENTE DE COLOCACION.**

OCTAVA: PLAZO DE COLOCACION.

El **AGENTE DE COLOCACION** colocará cada serie que se emita dentro de los lapsos establecidos en el aviso de inicio de oferta pública que será publicado en un diario de alta circulación nacional.

NOVENA: PAGOS AL EMISOR

EL EMISOR, de conformidad con lo establecido en el literal **"c"** de la cláusula **TERCERA** de este contrato, instruirá al **AGENTE DE COLOCACION** sobre el destino de los fondos netos producto de la COLOCACION de Las Obligaciones. Se entiende por fondos netos, el precio de la COLOCACION menos las comisiones, gastos e impuestos a que hubiese lugar.

DECIMA: COMISIÓN

El **EMISOR** pagará al **AGENTE DE COLOCACION** una comisión del **Cero punto Noventa** por ciento (**0,90 %**) flat , calculada sobre el monto total efectivamente colocado de cada una de las series. El pago de dichas comisiones será convenido entre las partes.

DECIMA PRIMERA: CONTROL DE LA COLOCACION

El **AGENTE DE COLOCACION** deberá llevar un registro de las ventas que realice, en el cual asentará la fecha de cada operación, el valor de la misma y el nombre del INVERSIONISTA. Igualmente, el **AGENTE DE COLOCACION** se obliga a suministrar a la C.V.V. según a quien corresponda la custodia de las Obligaciones asignadas por el **AGENTE DE COLOCACION,** un listado contentivo de dicha información, el cual deberá mantenerse actualizado con las operaciones de COLOCACION de las series o porciones de las mismas que vaya realizando el **AGENTE DE COLOCACION. "EL AGENTE DE COLOCACION"** entregará a los inversionistas un recibo por el valor nominal de las obligaciones

colocadas, más los intereses acumulados desde la fecha de inicio de la COLOCACION primaria de cada una de las series, hasta el día anterior a la fecha de la venta, ambas inclusive.

DECIMA SEGUNDA: DECLARACIONES.

El **EMISOR** declara que:

a) Tiene personalidad jurídica, está cumpliendo su objeto social y demás obligaciones contempladas en su documento constitutivo estatutario y que tanto él como su representante tienen plenas facultades para suscribir este contrato;

b) Ha cumplido todas las obligaciones que le imponen las leyes de la República Bolivariana de Venezuela, ha obtenido las autorizaciones gubernamentales requeridas y ha recibido las notificaciones oficiales para proceder a la EMISION objeto de este contrato.

c) Ha emitido las Obligaciones de acuerdo con las estipulaciones convenidas y que dichos Valores constituyen obligaciones del **EMISOR.**

DECIMA TERCERA: INDEMNIZACION.

El EMISOR se obliga a mantener a salvo la responsabilidad del **AGENTE DE COLOCACION,** así como la de sus consejeros, directores y gerentes, por cualquier reclamación que pudiese existir en contra de uno cualesquiera de ellos o contra todos, por haber resultado incorrecta, insuficiente o falsa cualquiera información publicada, derivada, generada y/o autorizada por el **EMISOR** relacionada con la emisión de las Obligaciones objeto del presente contrato. En consecuencia, el **EMISOR** se compromete a indemnizar al **AGENTE DE COLOCACION,** sus consejeros, directores y gerentes por cualquier perjuicio que las circunstancias antes mencionadas pudieran ocasionarles.

DECIMA CUARTA: IMPUESTOS

Es expresamente entendido que tanto el **EMISOR** como el **AGENTE DE COLOCACION** asumirán, directa e individualmente, el pago de los impuestos que les corresponda con motivo de la COLOCACION de cada una de las series que integran la EMISION objeto de este contrato. En caso que con posterioridad a la firma de este contrato fuesen creados nuevos tributos nacionales, estadales o municipales que afecten los costos de la EMISION o de lo que quede por pagar por concepto de comisiones u honorarios pactados con el **AGENTE DE COLOCACION** y derivados de la COLOCACION de cualesquiera de las series que integren la EMISION de Las Obligaciones, las partes se reunirán, nuevamente, para revisar dichos costos y comisiones con el objeto de llegar a nuevos acuerdos y hacer los ajustes y arreglos en estas materias que sean convenientes para ambas partes.

DECIMA QUINTA: CONTINGENCIA.

El **AGENTE DE COLOCACION** colocará Las Obligaciones en la oportunidad convenida, siempre y cuando se mantenga el orden económico, político y social en los mercados nacionales, que permita el desenvolvimiento del proceso de EMISION y COLOCACION de dichos Papeles Comerciales. En caso contrario, de producirse una alteración extrema de cualesquiera de estos órdenes, el **AGENTE DE COLOCACION** se reserva tanto el derecho de suspender el proceso de COLOCACION en cualquier momento, unilateralmente y previo aviso al **EMISOR**, como el de restituirlo una vez considere que pueden desarrollarse normalmente sus actividades.

DECIMA SEXTA: CONFIDENCIALIDAD

Queda expresamente convenido entre las partes que los TERMINOS y condiciones contenidas en la HOJA DE TERMINOS correspondiente a cada serie, así como los reportes orales y escritos que se generen con motivo de la EMISION a que se refiere este contrato, son confidenciales, en consecuencia ninguna de las partes podrá hacer uso de las mismos sin la autorización previa de la otra parte, a excepción de la información de uso público suministrada a la Comisión Nacional de Valores.

DECIMA SEPTIMA: NOTIFICACIONES

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

a) El **EMISOR:**Av. Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso N° 12, Oficina 12, Urb. El Bosque, Caracas, Atención: Juan Antonio Lovera.

b) El **AGENTE DE COLOCACION:**Avenida Alameda, Edificio Venezolano de Crédito, San Bernardino, Caracas, Piso 1, Atención: Sr. Ricardo Gimón.

DECIMA OCTAVA: LEGITIMACION DE CAPITALES

EL AGENTE DE COLOCACION se obliga a cumplir con las disposiciones contenidas en las *"NORMAS PARA LA PREVENCION, CONTROL Y FISCALIZACION DE LAS OPERACIONES DE LEGITIMACION DE CAPITALES APLICABLES AL MERCADO DE CAPITALES VENEZOLANO"*, emanada de la CNV y publicadas en la Gaceta Oficial N° 38.354 de fecha 10 de enero de 2006, a fin de prevenir y evitar que los títulos valores emitidos por **EL EMISOR** sean utilizados para la legitimación de capitales provenientes de actividades ilícitas.

Asimismo, **EL AGENTE DE COLOCACION** en caso de designar a otros Corredores Públicos de Títulos Valores para que actúen como Agentes de Colocación de la emisión objeto del presente

contrato, se compromete (n) a incluir en la contratación que celebre con éstos, las obligaciones legales relativas a la prevención de Legitimación de Capitales, en los mismos términos que están contenidas en el presente contrato.

"EL (LOS) AGENTE (S) DE COLOCACION" es (son) el (los) UNICO responsable (s) por la selección y designación de los otros Corredores Públicos de Títulos Valores y reconoce (n) expresamente que su elección está fundamentada en criterios y apreciaciones propias, basadas en su experiencia.

DECIMA NOVENA: VIGENCIA DEL CONTRATO

El presente contrato entrará en vigencia al momento de su ejecución y se mantendrá vigente por el período de un (1) año contado a partir de la EMISION de la primera serie. Las Partes podrán prorrogarlo de mutuo acuerdo y por escrito por períodos adicionales siempre y cuando cuenten para ello con todas las autorizaciones que sean requeridas conforme a la legislación venezolana; disponiéndose que si las Partes no deciden prorrogarlo, subsistirán todas aquellas obligaciones, prestaciones y deberes que para las Partes se deriven de este contrato y que por su naturaleza deban ser cumplidas con posterioridad al vencimiento del plazo de un (1) año aquí establecido. No obstante lo anterior, el presente contrato podrá terminarse anticipadamente si ambas Partes de mutuo acuerdo así lo deciden por escrito con por lo menos treinta (30) días de anticipación y sin perjuicio del cumplimiento de las obligaciones que para ellas hayan nacido antes de la fecha prevista para su terminación.

<u>VIGESIMA</u>: LEY APLICABLE Y JURISDICCIÓN

Para todos los efectos de este contrato, las partes eligen como Derecho aplicable el Derecho de la República Bolivariana de Venezuela; y eligen además como domicilio especial y excluyente de todo otro fuero territorial, a la ciudad de Caracas, a la jurisdicción de cuyos Tribunales declaran expresamente someterse.

Se hacen tres (3) ejemplares de un solo tenor y a los mismos efectos, en la ciudad de Caracas a la fecha de su autenticación.

9

REPÚBLICA BOLIVARIANA DE VENEZUELA.
MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA.
DISTRITO METROPOLITANO DE CARACAS.
NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL.

MARIA EUGENIA MARTINEZ F.

Sabana Grande, Veinticinco (25) de Septiembre del año dos mil Ocho (2.008). 198° y 149°. El anterior documento redactado por el Abogado **NELLY GONZALEZ DIAZ.** Inscrito en el Inpreabogado bajo el No. **31.291**, fue presentado para su **AUTENTICACIÓN** y devolución según planilla No. **387647**, de fecha **24-09-2008.** Presentes sus Otorgantes dijeron llamarse **JUAN ANTONIO LOVERA V, (en Representación de MANUFACTURAS DEL PAPEL, C.A. (MANPA) S.A.C.A., y RICARDO GIMON, (en Representación de VALORES VENCRED CASA DE BOLSA, C.A.)**, mayores de edad, domiciliados en **CARACAS** de nacionalidad **VENEZOLANA** de estado civil: Casado y Soltero y titulares de las Cédulas de Identidad Nos. V-5534882 y V-10333779, respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el présente original, en presencia de la Notario, los Otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** La Notario informó a los otorgantes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado conforme lo ordena el numeral 2 del Artículo 79 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los testigos: **FRANCISCO RIVERO** y **EDUARDO E. SILVA**, titulares de las cédulas de identidad Nos. **V-12.688.273 y V-4.851.729,** quedando anotado bajo el No. **67** Tomo **150** de los libros de Autenticaciones llevados por ésta Notaría. La Notario que suscribe hace constar que tuvo a la vista los recaudos de las empresas **MANUFACTURAS DEL PAEL, C.A. (MANPA) S.A.C.A., y VALORES VENCRED CASA DE BOLSA, C.A.**, mencionados en el texto del documento. Para este acto la Notaria se traslado y constituyo en **TORRE COUNTRY CLUB PISO 12 CHACAITO,** hoy a las [illegible] a petición de parte interesada realizado por **EDUARDO E. SILVA**, C.I: **4.851.729.** Funcionario autorizado según el Art. 29 del Reglamento de Notarias Publicas.

LA NOTARIO PÚBLICO.

DRA. MARIA EUGENIA MARTINEZ F.
(Notario Interino)

LOS OTORGANTES.

LOS TESTIGOS.

FUNCIONARIO AUTORIZADO

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------

BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF PEOPLE'S POWER FOR ECONOMY AND FINANCE

[Letterhead of the National Securities and Exchange Commission "CNV for its abbreviation in Spanish"]

PRESS-SECE-518-2008 Presidency

Caracas, September 5, 2008

Citizen

JUAN ANTONIO LOVERA

Representative of

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Present.

RECEIVED

We do hereby address you to formally inform you about content of Resolution No.181-2008 issued by the National Securities and Exchange Commission in meeting of the Board as of September 5, 2008. In this connection, a certified copy of such resolution is attached hereto.

Sincerely,FERNANDO J. DE CANDIA OCHOA (signed) Illegible.

President.

FM/siu

Enclose as indicated. --

BOLIVARIAN REPUBLIC OF VENEZUELA

MINISTRY OF PEOPLE'S POWER FOR ECONOMY AND FINANCE

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Resolution No.181-2008

Caracas, September 5, 2008

Historical years 198 and 1498

As **MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.** addressed this institute to request first authorization to make public offer of Commercial papers at Bearer (Issue 2008-I) up to the amount of Thirty Million Bolivars (BsF30,000,000.00) and secondly, approval of appointment of **VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL** as Common Representative of Commercial Papers at Bearer, pursuant to that approved by the General Shareholders' Meeting held on April 18, 2008 and that agreed by the Board of Directors in its meeting dated June 27, 2008.

The National Securities and Exchange Commission in use of the powers vested upon it in numbers 1, 5 and 6 of Article 9 and 51 of the Capital Market Law and in agreement with the provisions set forth by Article 8 of the Standards Related to Issue, Public Offer and Negotiation of Commercial Papers.

RESOLVED

1. Authorizing public offer of Commercial Papers at Bearer (Issue 2008-I) of **MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.** up to the amount of Thirty Million Bolivars (BsF30,000,000.00) pursuant to the provisions approved by the General Shareholders' Meeting held on April 18, 2008 and that approved by the Board of Directors in its meeting dated June 27, 2008.

2. Ordering **MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.** that needs to inform this institute the amount of Commercial Papers at Bearer, (Issue 2008-I) actually placed in order to register them with the National Securities Registry, pursuant to the provisions of number 6, Article 9, of the Capital Market Law in compliance with Article 30 ejusdem.

3.- Approving appointment of **VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL** as Common Representative of holders of Commercial Papers at bearer, issued by the

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO 3 JUDITH X. HERNANDEZ MORA

company according to that approved by the General Shareholders´ Meeting held on April 18, 2008 and that agreed by the Board of Directors in its meeting dated June 27, 2008.

4.- Authorizing the text of the prospectus of public offer (Issue 2008-I) of Commercial Papers at Bearer of **MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.**

5.- Notifying **MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.** as well as **VENEZOLANO DE CRÉDITO, S.A., BANCO UNIVERSAL** about that agreed in this Resolution pursuant to the provisions of Article 73 of the Organic Law of Administrative Procedures.

6.- Notifying **BOLSA DE VALORES DE CARACAS, C.A.** the provisions agreed in this Resolution.

Let it be communicated and published,

Fernando J. De Candia Ochoa (signed) Illegible.

President.

Merari Gago (signed) Illegible.

Director

Eduardo E. Morales (signed) Illegible.

Director.

Mario R. Dickson Gutierrez (signed) Illegible.

Director

José Castro Silva (signed) Illegible.

Director

Fedora Merlonetti (signed) Illegible.

Executive Secretary.--

BOLIVARIAN REPUBLIC OF VENEZUELA

MINISTRY OF PEOPLE'S POWER FOR ECONOMY AND FINANCE

NATIONAL SECURITIES AND EXCHANGE COMMISSION

The undersigned, Fernando J. De Candia Ochoa, in my capacity as President of the National Securities and Exchange Commission do hereby CERTIFY that the foregoing

copy including three (3) useful folios is a true and exact copy of its original which was sent to Official Gazette for its corresponding publication.

Caracas, September 5, 2008.

The President, Fernando J. De Candia Ochoa (signed) Illegible.

Translator's Note: Over the signature there is a round seal that reads as follows: "Bolivarian Republic of Venezuela. Caracas. National Securities and Exchange Commission. Presidency." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November the 13th, 2008.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPÚBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS

"TRANSPARENCIA EFECTIVA Y PARTICIPATIVA ...NUESTRO COMPROMISO"

CNV
Comisión Nacional de Valores

PRES-SECE-518-2008 **Presidencia**

Caracas, 05 de septiembre de 2008

Ciudadano
JUAN ANTONIO LOVERA
Representante de la sociedad mercantil
MANUFACTURAS DE PAPEL C.A.
(MANPA) S.A.C.A.
Presente.-

Por medio del presente me dirijo a Usted, con la finalidad de notificarle formalmente el contenido de la Resolución N° 181-2008, emitida por esta Comisión Nacional de Valores, en sesión de Directorio de fecha 05 de septiembre de 2008, a tal efecto, se anexa copia certificada de la misma.

Atentamente,

FERNANDO J. DE CANDIA OCHOA
Presidente

FM/slu.-
Anexo: Lo indicado.-

REPÚBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA ECONOMIA Y FINANZAS
COMISIÓN NACIONAL DE VALORES

Resolución N° 181-2008
Caracas, 05 de septiembre de 2008
198° y 149°

Visto que la sociedad mercantil **MANUFACTURAS DE PAPEL, C. A. (MANPA), S.A.C.A.**, se dirigió ante este Organismo a fin de solicitar en primer lugar, autorización para hacer oferta pública de Papeles Comerciales al Portador, (emisión 2008-I) hasta por un monto de Treinta Millones de Bolívares (Bs.F 30.000.000,oo), y en segundo lugar, la aprobación de la designación de la sociedad mercantil **VENEZOLANO DE CRÉDITO, S. A., BANCO UNIVERSAL** como Representante Común de los Tenedores de Papeles Comerciales al Portador, de conformidad con lo aprobado en la Asamblea Ordinaria de Accionistas de la referida sociedad mercantil, celebrada en fecha 18 abril de 2008 y lo acordado por la Junta Directiva, en su sesión de fecha 27 de junio de 2008.

La Comisión Nacional de Valores en uso de las atribuciones conferidas en los numerales 1, 5 y 6, del artículo 9 y 51 de la Ley de Mercado de Capitales, en concordancia con el artículo 8 de las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales.

RESUELVE

1.- Autorizar la oferta pública de Papeles Comerciales al Portador, (emisión 2008-I) de la sociedad mercantil

MANUFACTURAS DE PAPEL, C. A. (MANPA), S.A.C.A., hasta por un monto de Treinta Millones de Bolívares (Bs.F 30.000.000,oo) de conformidad con lo aprobado en la Asamblea Ordinaria de Accionistas, celebrada en fecha 18 de abril de 2008 y lo acordado por la Junta Directiva, en su sesión de fecha 27 de junio de 2008.

2.- Ordenar a la sociedad mercantil **MANUFACTURAS DE PAPEL, C. A. (MANPA), S.A.C.A.**, que deberá informar a este Organismo el monto de los Papeles Comerciales al Portador, (emisión 2008-I) efectivamente colocados, a los fines de proceder a su inscripción en el Registro Nacional de Valores, conforme a lo establecido en el numeral 6 del artículo 9 de la Ley de Mercado de Capitales, en concordancia con el artículo 30 ejusdem.

3.- Aprobar la designación de la sociedad mercantil **VENEZOLANO DE CREDITO, S. A., BANCO UNIVERSAL** como Representante Común de los Tenedores de Papeles Comerciales al Portador, emitidos por la sociedad mercantil según lo aprobado en la Asamblea Ordinaria de Accionistas, celebrada en fecha 18 de abril de 2008 y lo acordado por la Junta Directiva, en su sesión de fecha 27 de junio de 2008.

4.- Autorizar el texto del prospecto de la oferta pública

REPÚBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA ECONOMIA Y FINANZAS
COMISIÓN NACIONAL DE VALORES

(emisión 2008-I) de Papeles Comerciales al Portador de la sociedad mercantil **MANUFACTURAS DE PAPEL, C. A. (MANPA), S.A.C.A**.

5.- Notificar a la sociedad mercantil **MANUFACTURAS DE PAPEL, C. A. (MANPA), S.A.C.A**, así como a la sociedad mercantil **VENEZOLANO DE CRÉDITO, S. A., BANCO UNIVERSAL**, lo acordado en la presente Resolución, de conformidad con lo establecido en el artículo 73 de la Ley Orgánica de Procedimientos Administrativos.

6.- Notificar a la Bolsa de Valores de Caracas, C.A., lo acordado en la presente Resolución.

Comuníquese y publíquese,

Fernando J. De Candia Ochoa
Presidente

Merari Gago
Director

Mario R. Dickson Gutiérrez
Director

Eduardo E. Morales
Director

José Castro Silva
Director

Fedora Merlonetti
Secretario Ejecutivo (a)

REPÚBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DEL PODER POPULAR PARA ECONOMIA Y FINANZAS
COMISION NACIONAL DE VALORES

Quien suscribe, Fernando J. De Candia Ochoa, en mi carácter de Presidente de la Comisión Nacional de Valores CERTIFICO: Que la copia que antecede constante de Tres (03) folios útiles es traslado fiel y exacto de su original el cual fue enviado a la Gaceta Oficial para su respectiva publicación.

Caracas, 05 de septiembre de 2008.

El Presidente

Fernando J. De Candia Ochoa

REPÚBLICA BOLIVARIANA DE VENEZUELA
CARACAS
PRESIDENCIA
Comisión Nacional de Valores

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------

[Letterhead of MANPA]

Caracas, September 26, 2008.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

This aims to inform you that the Board of Directors of my principal in meeting No.980 of this same date decided to convene a Special Shareholders´ Meeting to be held on October 2, 2008 aimed at considering an extraordinary cash dividend of Twenty-Five Strong Bolivar Cents (BsF.0.25) per share, in the terms and conditions to be subject to its consideration, delegating to the Board of Directors the power to establish the registration date (limit date of transaction with benefit) and payment date (effective date of registering the benefit).

Likewise, we accompany this text of the notice for the aforementioned Special Shareholders´ Meeting to be published in the national newspaper.

For the foregoing purposes, we enclose the following documents:

- The proposal to be submitted by the Board of Directors.
- Demonstrative chart of Movement in Earnings.
- Project of Record No.980 of September 26, 2008.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

We make this notification to comply with the provisions set forth by the National Securities and Exchange Commission in its Resolution No.110-2004 of August 11, 2004 published in Official Gazette No.38007 of August 24, 2004 and with the provisions of Articles 113 and 126 of the Capital Market law.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman.

Enclose as indicated.

Lawyer Nelly González (address) ---

[Letterhead of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are informed that the Special Shareholders´ Meeting to be held on October 2, 20087 at 10:00 a.m. in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing upon the special dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment to shareholders.

Company shareholders are herein informed that the dividends proposal is available at the company office premises.

Caracas, September 27, 2008.

For THE BOARD OF DIRECTORS.

CARLOS DEFLINO T. (signed) Illegible.

Preisdent. --

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA 3

[Logotype of Manpa]

SPECIAL SHAREHOLDERS´ MEETING

OCTOBER 2, 2008

PROPOSAL

SOLE ITEM OF THE NOTICE: Agreeing to decree a dividend to be allocated to shareholders. It is herein proposed to decree a special cash dividend of Twenty-Five Strong Bolivar Cents (BsF.0.25) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings at December 31, 2007 in favor of shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of notice of dividends notified to the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment shall be made during this year, in one sole portion.

Likewise, it is herein requested to delegate to the Board of Directors fixing the registry and payment dates of the agreed dividend.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.,

MOVEMENT IN UNDISTRIBUTED RETAINED EARNINGS

(Stated in strong bolivars)

	Undistributed Retained Earnings
BALANCES AT DECEMBER 31, 2006	190,866,116
Cash dividends	(77,996,320)
Net income	42,893,177
Reduction in the Legal reserve for the year	(91)
BALANCES AT DECEMBER 31, 2007	155,762,882
Cash dividends decreed by the Shareholders´ Meeting on April 18, 2008 (BsF0.15 per share)	(34,411,500)
Dividend proposed by MANPA Board of Directors on September 26, 2008 (BsF0.25 per share)	(57,352,500)
	63,998,882

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

(signed) Illegible.---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, a company of this domicile, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"**Record No.980**: As of today, the Twenty-Sixth (26th) day of September of the year Two Thousand Eight there gathered the members of the Board of Directors: Carlos Delfino T.; President; Celestino Martínez P., First Vice-President; Carlos H. Paparoni M., Second Vice-President; Directors: Gustavo Gómez-Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio D., Julio Bustamante, Elena Delfino and Alternate Directors: Ricardo Delfino M. and Fernando Paparoni, in absence of Alfredo Travieso and Alicia Mariela Paparoni, respectively. Likewise, Alejandro Delfino T., Executive President and José Gaetano Paparoni, Advisor, were also present.

3.- The Board of Directors approved the text in regard to proposal of an ordinary dividend to be subject to the consideration of the Special Shareholders' Meting to be held on October 2, 2008 that reads as follows: "Agreeing to decree a dividend to be allocated to shareholders. It is herein proposed to decree a special cash dividend of Twenty-Five Strong Bolivar Cents (BsF.0.25) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings at December 31, 2007 in favor of shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of notice of dividends notified to the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment shall be made during this year, in one sole portion.

Likewise, it is herein requested to delegate to the Board of Directors fixing the registry and payment dates of the agreed dividend."

This certification is issued in Caracas on the Twenty-Sixth (26th) day of September of the year Two Thousand Eight.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T. (signed) Illegible.

Chairman of the Board of Directors. ---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, a company of this domicile, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"**Record No.980**: As of today, the Twenty-Sixth (26th) day of September of the year Two Thousand Eight there gathered the members of the Board of Directors: Carlos Delfino T.; President; Celestino Martínez P., First Vice-President; Carlos H. Paparoni M., Second Vice-President; Directors: Gustavo Gómez-Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio D., Julio Bustamante, Elena Delfino and Alternate Directors: Ricardo Delfino M. and Fernando Paparoni, in absence of Alfredo Travieso and Alicia Mariela Paparoni, respectively. Likewise, Alejandro Delfino T., Executive President and José Gaetano Paparoni, Advisor, were also present.

4.- The Board of Directors agreed to convene shareholders of this company for a Special Shareholders´ Meeting to be held on October 2, 20087 at 10:00 a.m. in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM: Agreeing upon the special dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment to shareholders.

This certification is issued in Caracas on the Twenty-Sixth (26th) day of September of the year Two Thousand Eight.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T. (signed) Illegible.

Chairman of the Board of Directors. ---

Translator's Note:

At the upper margin of each page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2008. September 30 AM 10:30. FILE RECEIVED." ----------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 26th, 2008.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA

CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
ARCHIVO RECIBIDO
2008 SET 30 A 10: 30

Caracas, 26 de septiembre de 2008

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

La presente tiene como finalidad informarles que la Junta Directiva de mi representada, en su reunión N° 980 de esta misma fecha, decidió convocar a una Asamblea General Extraordinaria de Accionistas para día 02 de octubre de 2008, con el objeto de considerar un decreto de dividendo extraordinario en efectivo de cero coma veinticinco céntimos de Bolívar Fuerte (Bs.F. 0,25) por acción, en los términos y condiciones que serán sometidos a la consideración de la misma, delegando en la Junta Directiva la facultad de establecer las fechas de registro (fecha límite de transacción con beneficio) y de pago (fecha efectiva de registro del beneficio).

Asimismo, acompañamos a la presente texto de la convocatoria para la Asamblea General Extraordinaria antes mencionada que será publicada en la prensa nacional.

A efectos de los puntos anteriores, anexamos los siguientes documentos:

- ✓ La Proposición que presentará la Junta Directiva.
- ✓ Cuadro demostrativo de Movimiento de Utilidades.
- ✓ Proyecto del Acta N° 980 de fecha 26 de septiembre de 2008

Notificación que hacemos a objeto de dar cumplimiento con lo establecido por la Comisión Nacional de Valores en su Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004 y con lo estipulado en los Artículos 113 y 126 de la Ley de Mercado de Capitales.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,
MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente
anexo lo indicado

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuel
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2008 SET 30 A 10: 30
ARCHIVO RECIBIDO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs.F. 45.882.000,oo
Capital Suscrito Bs.F. 22.941.000,oo
Capital Pagado Bs.F. 22.941.000,oo
RIF: J-00023530-9

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 02 de octubre de 2008, a las 10:00 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO UNICO:
Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la propuesta de dividendo a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía.

Caracas, 27 de septiembre de 2008

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

MANPA V

ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS

02 DE OCTUBRE DE 2008

PROPOSICION

PUNTO UNICO DE LA CONVOCATORIA.- Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo extraordinario en efectivo de cero coma veinticinco céntimos de Bolívar Fuerte (Bs.F. 0,25) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2007, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVIMIENTO DE LAS UTILIDES RETENIDAS NO DISTRIBUIDAS

(En bolívares Fuertes)

	Utilidades Retenidas No distribuidas
SALDOS AL 31 DE DICIEMBRE DE 2006	190.866.116
Dividendos en efectivo	(77.996.320)
Utilidad neta	42.893.177
Disminución de la Reserva Legal del año	(91)
SALDOS AL 31 DE DICIEMBRE DE 2007	155.762.882
Dividendo en efectivo decretado por la Asamblea de Accionistas el 18 de abril de 2008 (BsF. 0,15 por acción)	(34.411.500)
Dividendo propuesto por la Junta Directiva de MANPA el 26 de septiembre de 2008 (BsF. 0,25 por acción)	(57.352.500)
	63.998.882

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

> "**Acta N° 980**: Hoy, veintiseis (26) de septiembre de dos mil ocho, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Elena Delfino, y los Directores Suplentes Ricardo Delfino M. y Fernando Paparoni en ausencia de Alfredo Travieso y Alicia Mariela Paparoni respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor.
>
> 3.- La Junta Directiva aprobó el texto de la proposición relativa al dividendo ordinario a ser sometida a la consideración de la Asamblea General Extraordinaria de Accionistas a efectuarse el día 2 de octubre de 2008, la cual es del tenor siguiente: "Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo extraordinario en efectivo de cero coma veinticinco céntimos de Bolívar Fuerte (Bs.F. 0,25) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2007, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción. Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado."

Certificación que expido en Caracas a los veintiseis (26) días del mes de septiembre del año dos mil ocho.

MANUFACTURAS DE PAPEL C.A.

[signature]

CARLOS DELFINO T.
Presidente de la Junta Directiva

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 980**: Hoy, veintiseis (26) de septiembre de dos mil ocho, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Elena Delfino, y los Directores Suplentes Ricardo Delfino M. y Fernando Paparoni en ausencia de Alfredo Travieso y Alicia Mariela Paparoni respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor.

4.- La Junta Directiva acordó convocar a los señores accionistas de esta compañía a una **Asamblea General Extraordinaria de Accionistas** a efectuarse el **día 02 de octubre de 2008, a las 10:00 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: **PUNTO UNICO:** Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas."

Certificación que expido en Caracas a los veintiseis (26) días del mes de septiembre del año dos mil ocho.

MANUFACTURAS DE PAPEL C.A.

[signature]

CARLOS DELFINO T.
Presidente de la Junta Directiva

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------

[Letterhead of MANPA]

Caracas, October 6, 2008.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

We address you to comply with the provisions set forth in Article 5 of the Standards related to Periodical or Occasional Information to be provided by people subject to control by the National Securities and Exchange Commission, as per Resolution No.012-2006 of February 9, 2006 in regard to which we attach the following documents:

1. Updated list of shareholders at the date of holding the Special Shareholders' Meeting held on October 2, 2008 issued by the Transfer Agent and "Caja Venezolana de Valores".
2. Advertisement about payment of dividend decreed in the aforementioned Shareholders' Meeting.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

President.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Enclose as indicated. --

[Next there is another list comprising thirteen (13) pages. The lists comprise four (4) columns, namely: "Banco Venezolano de Crédito. Calculation Vencred. Transfer Agent. Report of company shareholders. Date: 10/2/08. Company: Manufacturas de Papel C.A., S.A.C.A. Type of shares: All. The lists have eight (8) columns, namely: Shareholders; Name, .D. Card or RIF (Tax Information Number), Total Shares; Shares A; Shares B; Shares C; Percentage." Next, there are six (6) pages part of a list of shareholders of MANPA, S.A.C.A. registered with C.V.V. Caja Venezolana de Valores S.A. at October 2, 2008. The lists comprise four (4) columns, namely: I.D. Card or RIF (Tax Information Number), Sub-account, "Isin" (sic), Amount."] -------------------------

[El Universal. Caracas, Venezuela. Sunday, October 5, 2008. BsF 2.50 Year C. No.35647 Legal deposit PP190901(illegible).]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.981 dated October 2, 2008 decided to set the record date and payment of dividends, giving effect to that approved as of October 2, 2008 by the Special Shareholders' Meeting, which decreed an extraordinary cash dividend of Twenty-Five Strong Bolivar Cents (BsF.0.25) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings at December 31, 2007 in favor of shareholders registered on the fifth business day following publication in one (1) newspaper of major national circulation, that is on October 10, 2008 (deadline of transaction with benefit) payable on the fifth business day following that date, that is from October 17, 2008 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, October 5, 2008. (signed) Illegible. ——————————————

[El Nacional. Caracas, Venezuela. October 5, 2008. BsF 2.50 Year LXVI. No.23388 Established in 1943 Caracas - Venezuela]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.981 dated October 2, 2008 decided to set the record date and payment of dividends, giving effect to that approved as of October 2, 2008 by the Special Shareholders' Meeting, which decreed an extraordinary cash dividend of Twenty-Five Strong Bolivar Cents (BsF.0.25) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Undistributed retained earnings at December 31, 2007 in favor of shareholders registered on the fifth business day following publication in one (1) newspaper of major national circulation, that is on October 10, 2008 (deadline of transaction with benefit) payable on the fifth business day following that date, that is from October 17, 2008 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, October 5, 2008. (signed) Illegible. --

Translator's Note:

At the upper right margin of the first page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2008. October (illegible) 10:56. FILE RECEIVED." ----------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November the 21st, 2008.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2008 OCT -7 A 10:56
ARCHIVO RECIBIDO
Matilde

Caracas, 06 de octubre de 2008

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

Nos dirigimos a ustedes a fin de dar cumplimiento con lo establecido en el Artículo 5 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, según Resolución 012-2006 de fecha 9 de febrero de 2006, por lo cual acompañamos los siguientes documentos:

1. Listados actualizados de accionistas a la fecha de celebración de la Asamblea Extraordinaria de fecha 02 de octubre de 2008, emitidos por el Agente de Traspaso y la Caja Venezolana de Valores.
2. Aviso del pago del dividendo extraordinario decretado en la Asamblea antes mencionada.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo lo indicado

RIF-J-00023530-9
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

BANCO VENEZOLANO DE CREDITO — PROGRAMA BATR9000
COMPUTACIONES VENCRED — FECHA 2/10/08
AGENTE DE TRASPASOS

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA : 1

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000016800	AÁEZ DELFINO ALBERTO ENRI	3,663,396	0	334	0	0	0
MAN000000067300	AÁEZ DELFINO ARNALDO JOSE	3,657,855	0	1	0	0	0
MAN000000134700	ABASCAL ALVAREZ RAMON OBD	248,144	0	87	0	0	0
MAN000000060100	ABREU MACHADO RICHARD RAF	9,416,155	0	138	0	0	0
MAN000000158000	ACOSTA FRAGACHAN FRANCISC	6,816,184	0	250	0	0	0
MAN000000024900	ACUNA PIMENTEL KEILA JOSE	6,253,035	0	37	0	0	0
MAN000000146100	ADRIANZA ALVAREZ MINERVA	1,075,032	0	930	0	0	0
MAN000000062800	AGROPECUARIA 27 DE MAYO,C	J002072482	0	697	0	0	0
MAN000000056200	AGUIRRE FIGUEROA JOSE	7,554,034	0	138	0	0	0
MAN000000076100	AGUIRRE MARTINEZ WILSON R	6,863,944	0	210	0	0	0
MAN000000136900	AGUIRREBEITIA AZPIRI JOSE	2,952,454	0	2,000	0	0	0
MAN000000204800	ALAS RODERO PATSY	15,664,156	0	33	0	0	0
MAN000000138400	ALBANEZ BARNOLA BENJAMIN	3,666,437	0	500	0	0	0
MAN000000169200	ALBARRACIN DE DELGADO LIG	1,743,811	0	30	0	0	0
MAN000000072600	ALCANTARA LANSBERG LARA C	13,338,381	0	840	0	0	0
MAN000000048500	ALMEIDA GIL MARIA DEL CAR	8,743,207	0	113	0	0	0
MAN000000075400	ALMEIDA MARTINS ALFONSO	6,463,879	0	8,750	0	0	0
MAN000000059400	ALMERIDA SALAZAR ISBELIA	2,761,454	0	189	0	0	0
MAN000000055000	ALVAREZ GONZALEZ VICTOR S	2,080,365	0	41,398	0	0	0
MAN000000163300	ALZURUTT SANCHEZ RICHAR J	3,989,648	0	2,300	0	0	0
MAN000000206000	ANTELIZ VICTOR MANUEL	5,094,166	0	1,500	0	0	0
MAN000000060200	APARICIO ARGENIS ANTONIO	7,188,231	0	189	0	0	0
MAN000000060300	APONTE TOVAR JOSE CUPERTI	2,844,635	0	189	0	0	0
MAN000000188600	ARANCIBIA MONCADA SILVIA	8,877,383	0	3,265	0	0	0
MAN000000035800	ARAQUE BENZO EDUARDO JOSE	4,772,544	0	176	0	0	0
MAN000000060700	ARAUJO DE SILVA DAIXY NOR	7,220,897	0	189	0	0	0
MAN000000014200	ARENAS NELSON	3,054,578	0	107	0	0	0
MAN000000059500	AREVALO JULIO ZENON	2,239,800	0	189	0	0	0
MAN000000144800	ARISMENDI DELFINO ANA MAR	11,234,712	0	410	0	0	0
MAN000000143100	ARISMENDI DELFINO BEATRIZ	9,967,719	0	510	0	0	0
MAN000000144900	ARISMENDI MELCHERT JUAN B	2,154,186	0	820	0	0	0
MAN000000121200	ARISTIGUETA LANDAETA EDUA	6,558,032	0	2,310	0	0	0
MAN000000012100	ARMANECA BIENES Y RAICES,	J303139027	0	4,984,758	0	0	0
MAN000000205400	ASUAJE SEQUERA CARLOS JOS	2,504,560	0	1,500	0	0	0
MAN000000127300	ASUNCION DO ROZARIO MIGUE	6,127,283	0	100	0	0	0
MAN000000179300	ATRAMIZ VALI ELIAS	2,935,310	0	10,000	0	0	0
MAN000000145900	AVILA CABARCAS REINALDO A	6,257,968	0	501	0	0	0
MAN000000118800	BACAL TEITELBOIM MARIO	6,256,146	0	1,520	0	0	0
MAN000000146500	BALBAS OLIVEROS OMAR JESU	3,655,672	0	500	0	0	0
MAN000000037600	BALL FERRERO OLY ARLETTE	6,974,690	0	4	0	0	0
MAN000000070700	BANCO DE VZLA,S.A.BANCO U	J000029482	0	5,250	0	0	0
MAN000000071000	BANEX VALORES.	J300353141	0	720	0	0	0
MAN000000025100	BANGUAIRA FONDO MUTUAL.	J003530557	0	100	0	0	0
MAN000000070300	BCO.DE VZLA,S.A,B.U.FIDEI	J000029482	0	330	0	0	0
MAN000000056800	BECERRA SEPULVEDA EUSTACI	4,829,890	0	189	0	0	0
MAN000000009300	BECKER CARDENAS FREDDY JO	6,257,141	0	90,273	0	0	0
MAN000000199500	BEE SUSAN MARY	11,944,008	0	10	0	0	0
MAN000000063800	BELANDRIA MARCO	3,793,668	0	525	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 2/10/08

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 2

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000150000	BERACHA ZAIDMAN ROBERTO	3,967,924	0	4,000	0	0	0
MAN000000123300	BERROTERAN TELLEZ SONIA C	6,442,032	0	110	0	0	0
MAN000000011900	BERTOLINI BETTALLI DANIEL	3,176,146	0	8,975	0	0	0
MAN000000045300	BIMBLICH SANDOR ARIEH	11,227,252	0	29	0	0	0
MAN000000056900	BLANCO BOLIVAR SONIA MARI	7,257,602	0	138	0	0	0
MAN000000059600	BLANCO JULIAN JOSE	8,471,709	0	113	0	0	0
MAN000000118700	BLANCO PARDO ABEL	6,319,742	0	320	0	0	0
MAN000000048700	BLANCO PINTO MARIBEL ELIZ	4,432,725	0	176	0	0	0
MAN000000164300	BLASSINI OTERO SUSANA CRI	6,972,849	0	200	0	0	0
MAN000000019600	BOUTOROFF SEMENENKO NICOL	6,155,162	0	16	0	0	0
MAN000000028100	BOUZAGLOU ABRAHAM ALBERTO	6,126,055	0	1,045	0	0	0
MAN000000057100	BOWEL LEWIS ALBERTO JOHN	1,158,996	0	189	0	0	0
MAN000000104400	BRACHO SIERRA JOSE LUIS	242,384	0	2,600	0	0	0
MAN000000140200	BRANDWAJN POLER MAXIM JAC	13,308,298	0	100	0	0	0
MAN000000137500	BRICEÂO MARIN NELSON OCTA	6,915,707	0	40	0	0	0
MAN000000028700	BRICEÂO BRAUN ALVARO	3,659,996	0	529	0	0	0
MAN000000007600	BRICEÂO LUJAN ALFREDO JOS	6,824,422	0	718	0	0	0
MAN000000107100	BROWN BROTHERS HARRIMAN &	J308858544	0	14,000,000	0	0	0
MAN000000026600	BRUTTINI SILVA GIORGIO	9,970,210	0	25	0	0	0
MAN000000157700	BUITRIAGO GUERRERO PABLO	1,518,839	0	1,000	0	0	0
MAN000000192200	BUSTAMANTE CACERES JORGE	3,312,895	0	1,303	0	0	0
MAN000000156000	C.V.V. CAJA VENEZOLANA DE	J300187934	0	11,562,420	0	0	0
MAN000000038500	CADAVID MORENO LEOPOLDO A	5,617,274	0	142	0	0	0
MAN000000075200	CAJA DE AHORROS EMPLEADOS	J000000000	0	2	0	0	0
MAN000000120900	CALDERON MARTINEZ ENRIQUE	3,182,688	0	550	0	0	0
MAN000000191300	CALVIÀO MOREIRA ESTHER ES	1,737,516	0	2,850	0	0	0
MAN000000027900	CALZADA DE HERNANDEZ MARI	6,064,481	0	1,006	0	0	0
MAN000000079300	CAMAIONI BALDINI ANTONIO	6,276,564	0	1,500	0	0	0
MAN000000018100	CAMPOS MURILLO ELISEO	81,752,778	0	42	0	0	0
MAN000000131100	CAMPOS SORGA MARIANA	685,090	0	350	0	0	0
MAN000000168300	CAPO LINARES JOSE RAFAEL	7,683,413	0	1,250	0	0	0
MAN000000130600	CARBALLO DE DIAZ MARGARIT	1,718,702	0	520	0	0	0
MAN000000187600	CARBONELL DE GOMEZ RUIZ B	5,304,989	0	1,800	0	0	0
MAN000000002200	CARDENAS DE YERENA MORELL	4,350,928	0	373	0	0	0
MAN000000059800	CARDENAS SANCHEZ WILLIAM	4,231,978	0	113	0	0	0
MAN000000030500	CARPIO DELFINO MIGUEL ENR	3,178,324	0	22,990	0	0	0
MAN000000150100	CARRERO CUBEROS BERNABE	642,297	0	500	0	0	0
MAN000000083600	CARRILLO ACOSTA CIPRIANO	3,969,619	0	10	0	0	0
MAN000000176600	CARRILLO HERNANDEZ NUBIA	4,446,111	0	40	0	0	0
MAN000000076400	CARVAJAL CHITTY HUMBERTO	6,910,898	0	150	0	0	0
MAN000000090900	CASTILLO JOSE EDECIO	3,921,437	0	65	0	0	0
MAN000000098100	CEBALLOS LOPEZ IRVING	2,780,050	0	1,000	0	0	0
MAN000000066700	CHACIN LLAMOZAS MARCEL	7,191,552	0	5,250	0	0	0
MAN000000082600	CHANG HUNG YUNG YEN	6,127,542	0	3,000	0	0	0
MAN000000191700	CHAPELLIN GARCIA GUSTAVO	11,225,412	0	5,673	0	0	0
MAN000000110600	CHASEWOOD FINANCIAL, S.A.	J303821456	0	2,476,808	0	0	0
MAN000000089700	CHAZZAOUI PIAA RAUF	10,204,146	0	600	0	0	0
MAN000000133500	CICHELLA MILLANI REINALDO	15,976,040	0	415	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 2/10/08

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 3

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000135500	CICHELLA MILLIANI ALEJAND	6,816,715	0	415	0	0	0
MAN00000133400	CICHELLA MILLIANI SERGIO	13,337,190	0	415	0	0	0
MAN00000071800	CISNERO DE DAVILA MARIA T	5,532,335	0	25,200	0	0	0
MAN00000071700	CISNEROS GOMEZ MARIA DE L	4,822,294	0	3,368	0	0	0
MAN00000080200	CLARIDGE, LTD.	J303120792	0	35,000,000	0	0	0
MAN00000021200	COBHAM SCOTT STHEPHEN EDW	82,093,859	0	105	0	0	0
MAN00000018000	COLELLA SIMOZA FRANCISCO	5,967,346	0	445	0	0	0
MAN00000091900	COLINA DE MOLERO MAGDA JO	6,154,312	0	50	0	0	0
MAN00000057000	COLINA NESTOR RAFAEL	7,366,132	0	189	0	0	0
MAN00000045900	COLMENARES LUIS EDUARDO	0	0	6,174	0	0	0
MAN00000175400	COLUCCIO PEREIRA EDUARDO	12,261,485	0	500	0	0	0
MAN00000042400	CONDE ROTUNDO EMILIO LUIS	13,309,477	0	3,166	0	0	0
MAN00000092300	CONSORCIO AMERIVAL,C.A	J303229638	0	1,280	0	0	0
MAN00000099900	CONTRERAS CASARES FRANCIS	5,310,238	0	20	0	0	0
MAN00000170700	CONZOAO NAVARRO CARMEN V.	914,680	0	74	0	0	0
MAN00000064000	CORDERO ALCALA MARIANA	7,254,309	0	525	0	0	0
MAN00000020600	CORNIELES RAMON ENRIQUE	215,333	0	21	0	0	0
MAN00000162300	CORPORACION ALZURAVI, C.A	J304414234	0	2,300	0	0	0
MAN00000028900	CORPORACION ARAPACOA, C.A	J003620351	0	291	0	0	0
MAN00000183400	CORPORACION INFISA, C.A.	J304182201	0	226	0	0	0
MAN00000118000	CORPORACION RIMCAR, C.A.	J002510900	0	3,278	0	0	0
MAN00000204400	CORPORACION SIETE COLINAS	J312059095	0	1	0	0	0
MAN00000061900	CORREA DE GONZALEZ MARTA	4,459,236	0	156	0	0	0
MAN00000100300	CORREDOR DIAZ NORBERTO TE	6,845,872	0	492	0	0	0
MAN00000179600	COSTANTE TOGLIA MICHELE	9,881,238	0	500	0	0	0
MAN00000080300	COVA FRANCO LUIS LEOPOLDO	5,969,587	0	300	0	0	0
MAN00000181800	DAPARTE REBODERO MARIA IS	6,970,615	0	1,650	0	0	0
MAN00000171600	DAVILA AVENDAÑO SYR GERMA	11,314,861	0	230	0	0	0
MAN00000049100	DE BASILIO DA SILVA MARIA	7,269,168	0	113	0	0	0
MAN00000011400	DE DALMADY YANTZEN NICOLA	6,555,930	0	75	0	0	0
MAN00000047200	DE DURAN EMILIA	0	0	88	0	0	0
MAN00000023000	DE FREITAS RODRIGUEZ JOSE	5,577,538	0	42	0	0	0
MAN00000047100	DE LA PORTA OLGA R.	0	0	88	0	0	0
MAN00000070200	DE SOUSA JOAO ISMAEL	10,824,127	0	1,050	0	0	0
MAN00000047000	DE UXCATEGUI MARINA	0	0	88	0	0	0
MAN00000064900	DEL GALLO GALLO JOSE LUIS	6,209,259	0	7,875	0	0	0
MAN00000046000	DELFINO ARRIENS ENRIQUE	0	0	5,342	0	0	0
MAN00000203700	DELFINO BERTRAN SILVANA	15,182,081	0	6,758	0	0	0
MAN00000071900	DELFINO DE ARISMENDI BEAT	3,180,818	0	12,600	0	0	0
MAN00000188900	DELFINO DE VERNET VIVANNE	7,251,120	0	8,400	0	0	0
MAN00000132400	DELFINO GOMEZ JOSE IGNACI	7,251,132	0	500	0	0	0
MAN00000007100	DELFINO MONZON JUAN RAFAE	3,659,618	0	7,272	0	0	0
MAN00000007200	DELFINO MONZON RICARDO.	6,820,919	0	1,197	0	0	0
MAN00000033100	DELFINO PARRA DE RUBARTEL	6,827,537	0	200,105	0	0	0
MAN00000031900	DELFINO PARRA ELENA MARGA	6,398,408	0	46,049	0	0	0
MAN00000074400	DELFINO PARRA MARIA ANGEL	11,306,359	0	100,144	0	0	0
MAN00000205800	DELFINO PARRA MARIA ISABE	10,182,709	0	100,000	0	0	0
MAN00000065000	DELFINO REZNICEK TOM GUST	5,301,005	0	1,839,444	0	0	0

BANCO VENEZOLANO DE CREDITO — PROGRAMA BATR9000
COMPUTACIONES VENCRED — FECHA 2/10/08
AGENTE DE TRASPASOS

INFORME DE ACCIONISTAS DE LA EMPRESA => — PAGINA 4

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000064700	DELFINO SUBERO GUSTAVO AN	10,338,719	0	1	0	0	0
MAN000000064500	DELFINO SUBERO VIRGINIA.	5,305,004	0	1	0	0	0
MAN000000106500	DELFINO THORMAHLEN ALBERT	5,967,813	0	480,000	0	0	0
MAN000000007800	DELFINO THORMAHLEN ALEJAN	3,659,619	0	29,136	0	0	0
MAN000000205900	DELFINO TOLEDO MANUEL VIC	923,875	0	117,504	0	0	0
MAN000000180700	DELGADO MORA SOLEDAD DEL	5,021,068	0	320	0	0	0
MAN000000149000	DI BARI NAPOLITANO SEBAST	5,302,101	0	47	0	0	0
MAN000000177800	DI GENOVA CHIMIENTI ADRIA	9,968,280	0	450	0	0	0
MAN000000189600	DIAZ DE FARO SILVIA MARGA	3,665,350	0	300,000	0	0	0
MAN000000185300	DIAZ DELFINO MARIOLGA	4,771,501	0	250,000	0	0	0
MAN000000089100	DIAZ GONZALEZ KEISTHER MA	5,465,032	0	600	0	0	0
MAN000000023100	DIAZ GONZALEZ LEONARDO JO	82,074,778	0	105	0	0	0
MAN000000061500	DIAZ YANEZ FERNANDO CARME	4,873,952	0	1,260	0	0	0
MAN000000131600	DILLER RAUCH SIEGFRIED JO	3,718,864	0	800	0	0	0
MAN000000105200	DISTRIBUIDORA RIMERO,C.A	J001541624	0	100	0	0	0
MAN000000054700	DITTMER MANZANO EGBERT	2,840,096	0	277,793	0	0	0
MAN000000036400	DODEL ROURE PIERRE HENRI	954,238	0	42	0	0	0
MAN000000024500	DOMINGUEZ GRATEROL JUAN C	6,910,556	0	894	0	0	0
MAN000000041300	DREISSIG EHRLICH SIEGFRIE	6,249,499	0	135,000	0	0	0
MAN000000203300	DREISSIG TOVAR INGRID XIO	6,914,352	0	100,000	0	0	0
MAN000000156300	DRUMOND VASCOCELOS NELSON	6,325,149	0	650	0	0	0
MAN000000128700	DUARTE CONTRERAS SANTIAGO	6,317,266	0	27	0	0	0
MAN000000193600	DUHAU NELSON ALBERTO JUAN	6,285,948	0	6,000	0	0	0
MAN000000057200	DURAN LUGO LESBIA CRUZ	4,434,926	0	176	0	0	0
MAN000000198100	DUTCH MILL CORPORATION A.	J000000000	0	1,238,404	0	0	0
MAN000000110200	EGUEZ DE LIMES REMY MARIT	81,274,533	0	122	0	0	0
MAN000000153700	EGUI DE MACHADO CRISTINA	55,748	0	2,620	0	0	0
MAN000000067100	ELLIS ALVAREZ DE LUGO EDW	5,537,956	0	7,875	0	0	0
MAN000000066900	ELLIS GARCIA DE LA CONCHA	264,863	0	7,875	0	0	0
MAN000000108800	ELOVIC SCHUTZBERGER ROBER	5,531,540	0	3,000	0	0	0
MAN000000112000	EMMANUELLI GRAELLS CARLOS	6,266,167	0	9	0	0	0
MAN000000165900	EMPERADOR MARQUEZ LEONARD	7,947,526	0	1,200	0	0	0
MAN000000026500	ERASO RODRIGUEZ RICARDO J	6,844,912	0	459	0	0	0
MAN000000019300	ESCOBAR DE GARCIA ELIGIA.	2,570,479	0	130	0	0	0
MAN000000054100	ESCOBAR RODRIGUEZ YUNEIDA	6,825,226	0	504	0	0	0
MAN000000046600	ESPEJO EDGAR EDUARDO	0	0	592	0	0	0
MAN000000044600	ESTUDIOS IDEFIX, S.R.L.	J002304642	0	1,024	0	0	0
MAN000000094700	FALCON MORALES FRANCISCO	6,932,707	0	7,000	0	0	0
MAN000000051100	FARINA FRIXA ANA MARIA	4,837,005	0	1,213	0	0	0
MAN000000054200	FEBRES CORDERO DE PEREZ B	1,758,807	0	2,076	0	0	0
MAN000000020400	FEBRES PEREZ JOSE ALBERTO	5,972,132	0	3,873	0	0	0
MAN000000003300	FEDOSEJEVS SCHEFLERS GEOR	2,066,636	0	9,094	0	0	0
MAN000000168900	FERNANDEZ HERRERA JORGE F	7,221,204	0	1,200	0	0	0
MAN000000159300	FIGUEIRA JORGE LUIS	8,837,512	0	3,000	0	0	0
MAN000000122300	FIGUEROA COLLAZO JOHANNA	13,311,600	0	50	0	0	0
MAN000000164000	FINANCIERA DEL VALLE, C.A	J302923611	0	400	0	0	0
MAN000000062700	FREDERICK HOLDING INC.	J	0	390,814	0	0	0
MAN000000033900	FRESCO DJIAN ENRIQUE.	6,197,455	0	596	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 2/10/08

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 5

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000016300	FREYRE DE RICOL LOURDES	5,137,550	0	861	0	0	0
MAN000000045800	FUENTES GILLY MANUEL JOSE	0	0	12,486	0	0	0
MAN000000000100	FUNDACION CARLOS DELFINO	J001639560	0	10,242,798	0	0	0
MAN000000185600	GALARRAGA RODRIGUEZ MARIT	4,852,496	0	340	0	0	0
MAN000000046700	GARABAN PEREZ FREDDY	0	0	567	0	0	0
MAN000000059700	GARCIA BLANCO LUISA JOSEF	2,996,540	0	189	0	0	0
MAN000000042900	GARCIA CHACON PAULA LIZBE	6,365,400	0	4	0	0	0
MAN000000060800	GARCIA RODRIGUEZ JOSE LUI	4,466,213	0	189	0	0	0
MAN000000121400	GARCIA RODRIGUEZ PEDRO DI	0	0	400	0	0	0
MAN000000014000	GARCIA SANOJA SIXTO JOSE	5,402,528	0	42	0	0	0
MAN000000156200	GARCIA SILVA MARITZA JOSE	5,365,211	0	5,270	0	0	0
MAN000000027000	GASIA GONZALEZ IGNACIO	3,840,187	0	42	0	0	0
MAN000000201900	GAUDIO DE CLAMENS ALBA	2,776,303	0	630	0	0	0
MAN000000201700	GAUDIO KEMPIS LIVIA	3,630,803	0	630	0	0	0
MAN000000201800	GAUDIO KEMPIS MARIO ALBER	1,873,991	0	630	0	0	0
MAN000000059000	GENTILE NIEVES GINELA FLO	9,649,778	0	189	0	0	0
MAN000000117200	GERMAN GARCIA MARTIN JOSE	9,410,767	0	240	0	0	0
MAN000000177700	GIL ALVAREZ BOLIVIA GIOCO	10,711,576	0	100	0	0	0
MAN000000051200	GIL BRACHO ARTURO JOSUE	9,673,341	0	302	0	0	0
MAN000000069900	GIL MAYZ CARLOS RAUL JOSE	15,991,481	0	1,050	0	0	0
MAN000000070000	GIL MAYZ CAROLINA JULIETA	15,865,722	0	1,050	0	0	0
MAN000000070100	GIL VELUTINI JOSE VICENTE	4,581,529	0	2,100	0	0	0
MAN000000030600	GINER ALONSO MARIANO ANGE	3,157,319	0	100	0	0	0
MAN000000104500	GOLDENSTEIN IANOVICI FRAN	3,981,127	0	1,520	0	0	0
MAN000000040200	GOMEZ ARRAIZ ROSA ELENA	1,890,122	0	343,886	0	0	0
MAN000000034300	GOMEZ BERTOLINI MARIA LOR	9,882,547	0	10,260	0	0	0
MAN000000039900	GOMEZ DE CADENA JOAN MARY	3,281,559	0	356,186	0	0	0
MAN000000004300	GOMEZ DE ROMERO SYLVIA HE	4,272,934	0	8,845	0	0	0
MAN000000081100	GOMEZ GARCIA IRAYDA LUISA	26,370	0	50,000	0	0	0
MAN000000080900	GOMEZ GARCIA JUAN VICENTE	965,161	0	70	0	0	0
MAN000000001600	GOMEZ GOMEZ GONZALO	3,177,588	0	4,521	0	0	0
MAN000000009000	GOMEZ GOMEZ JUAN VICENTE.	3,177,587	0	473	0	0	0
MAN000000023300	GOMEZ MORIN JESUS EMILIO.	7,520,172	0	579	0	0	0
MAN000000145700	GOMEZ PEREZ SIMON ALFREDO	9,878,639	0	687	0	0	0
MAN000000169100	GOMEZ RAMOS CATARINA ISAB	10,349,767	0	151	0	0	0
MAN000000118900	GOMEZ RIVAS OMAR JOSE	1,389,601	0	2,000	0	0	0
MAN000000004100	GOMEZ RUIZ ALFREDO.	3,177,249	0	5,044	0	0	0
MAN000000004200	GOMEZ-RUIZ RODRIGUEZ GUST	3,185,691	0	142,507	0	0	0
MAN000000070600	GOMEZ-RUIZ SPAGNA ADRIANA	3,177,249	0	1,050	0	0	0
MAN000000057400	GONZALEZ CARIAS AURA VALE	3,658,179	0	189	0	0	0
MAN000000145000	GONZALEZ CLAVELLI ANDRES	6,820,671	0	8	0	0	0
MAN000000042200	GONZALEZ DE GAMBOA MARIA	0	0	6,627	0	0	0
MAN000000144200	GONZALEZ DE TAMAYO LUZ DA	13,285,399	0	10	0	0	0
MAN000000184600	GONZALEZ DELFINO ALFREDO	931,866	0	9,650	0	0	0
MAN000000145400	GONZALEZ DUGARTE JOSE DE	984,356	0	344	0	0	0
MAN000000005000	GONZALEZ F. MARIA FERNAND	4,456,050	0	8,454	0	0	0
MAN000000204700	GONZALEZ FERRI MANUEL	5,422,620	0	159,451	0	0	0
MAN000000182700	GONZALEZ PEREZ PATRICIA A	11,227,401	0	526	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 2/10/08

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 6

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000057500	GONZALEZ REYES JOSE ANTON	7,227,261	0	189	0	0	0
MAN00000049400	GONZALEZ RODRIGUEZ WILLIA	4,566,920	0	239	0	0	0
MAN00000030100	GONZALEZ TEIJIDO ADOLFO	9,968,472	0	142	0	0	0
MAN00000057600	GRANADILLO CAMPOS HECTOR	5,263,553	0	189	0	0	0
MAN00000078600	GRESPAN RAMIREZ MILCO ATI	8,004,463	0	150	0	0	0
MAN00000168100	GRILLET INSERRI SONSIRE C	5,420,938	0	4,000	0	0	0
MAN00000186700	GRIMALDI DE LIMA RAUL RAI	10,333,377	0	2,000	0	0	0
MAN00000031300	GROSPERCA, .C.A.	J002382210	0	218	0	0	0
MAN00000075300	GUARDAZZI GOMEZ FERNANDO	9,882,547	0	7,500	0	0	0
MAN00000186100	GUARDAZZI GOMEZ MARIA F.	9,882,547	0	7,500	0	0	0
MAN00000133900	GUEVARA PORRAS JOSBELL	6,258,940	0	90	0	0	0
MAN00000138100	GUTIERREZ DE EGAÄA AMANDA	4,349,522	0	450	0	0	0
MAN00000164500	GUZMAN OLIVO FELIPE BAUTI	5,015,905	0	230	0	0	0
MAN00000197800	HEREDIA JUAN BAUTISTA	639,904	0	20,000	0	0	0
MAN00000044800	HERMEN 5000 C.A.	J300789705	0	5,535	0	0	0
MAN00000186600	HERNANDEZ ALVAREZ MARIA D	5,523,342	0	10	0	0	0
MAN00000190500	HERNANDEZ MARTIN FRANCISC	6,322,089	0	441	0	0	0
MAN00000174800	HERNANDEZ PADRON ANGEL GO	6,302,275	0	1,000	0	0	0
MAN00000056500	HERNANDEZ VISO RAFAEL AND	6,925,148	0	294	0	0	0
MAN00000067900	HERRERA RAMIREZ JORGE ANT	6,814,497	0	2,625	0	0	0
MAN00000029200	HIDROCONSTRUCCIONES 37, C	J003126527	0	218	0	0	0
MAN00000036000	ICCB VALORES, C.A.	J003617296	0	7,648	0	0	0
MAN00000173000	INDEX FINANZAS, C.A.	J303712380	0	2,500	0	0	0
MAN00000068200	INMOBILIARIA ARA, S.A.	J001564039	0	3,360	0	0	0
MAN00000041400	INMOBILIARIA LA ONSEDONIA	J302476380	0	572,685	0	0	0
MAN00000038300	INMOBILIARIA ZAIT MONET,	J300217485	0	1,940	0	0	0
MAN00000037800	INMUEBLES E INV. F.GOMEZ	J003501468	0	743	0	0	0
MAN00000120300	INVERSIONES AVIDULES, C.A	J002421171	0	1,700	0	0	0
MAN00000026000	INVERSIONES BACIANI,C.A.	J003661708	0	130	0	0	0
MAN00000205600	INVERSIONES CEYPA GOMEZ,	J312865725	0	223,125	0	0	0
MAN00000089600	INVERSIONES COCOLI C.A.	J001240357	0	500	0	0	0
MAN00000031200	INVERSIONES GLOBALCORP, C	J300103986	0	4,867	0	0	0
MAN00000040300	INVERSIONES GRUPO 21,C.A.	J003159212	0	261	0	0	0
MAN00000009500	INVERSIONES HYADES, C.A.	J002061022	0	22,000	0	0	0
MAN00000191600	INVERSIONES INVEMA 2000,	J305605831	0	32,368	0	0	0
MAN00000010700	INVERSIONES INVERDELGO, C	J302652650	0	113,317	0	0	0
MAN00000105600	INVERSIONES KAZALY, C.A.	J003587648	0	37	0	0	0
MAN00000023400	INVERSIONES KHAFRE, C.A.	J002355476	0	182,145	0	0	0
MAN00000025400	INVERSIONES MOLINILLO, C.	J001067906	0	4,485	0	0	0
MAN00000002300	INVERSIONES MORAVIA, C.A.	J002393106	0	5,091,949	0	0	0
MAN00000039400	INVERSIONES OSMARASIL, C.	J002257814	0	271	0	0	0
MAN00000000200	INVERSIONES PALMIRA C.A.	J004912739	0	12	0	0	0
MAN00000023600	INVERSIONES PEAISTU, C.A.	J003690686	0	50	0	0	0
MAN00000005800	INVERSIONES PEREZ PARIS.	J000634343	0	2,898	0	0	0
MAN00000204300	INVERSIONES PPSD, C.A.	J312050616	0	1	0	0	0
MAN00000104100	INVERSIONES PRIVEGAS, S.A	J001150382	0	62	0	0	0
MAN00000039000	INVERSIONES SF118 C.A.	J300569055	0	5,102,164	0	0	0
MAN00000197600	INVERSIONES TALBOT, C.A.	J001528636	0	390,790	0	0	0

BANCO VENEZOLANO DE CREDITO PROGRAMA BATR9000
COMPUTACIONES VENCRED FECHA 2/10/08
AGENTE DE TRASPASOS

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 7

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN00000043900	INVERSIONES TAUCHO, C.A.	J001751025	0	2,801	0	0	0
MAN00000205500	INVERSIONES THE BEST SUPP	J002933330	0	3,100	0	0	0
MAN00000068300	INVERSIONES VEIQUEVE, S.A	J002142715	0	12,760	0	0	0
MAN00000063500	INVERSIONES 19.451, C.A.	J002583886	0	25,009	0	0	0
MAN00000006500	INVERSIONES 218177, C.A.	J001217479	0	300,000	0	0	0
MAN00000062500	INVERSIONES 301130, C.A	J301651472	0	2,045,647	0	0	0
MAN00000100800	INVERSIONES 7426, S.A.	J300078485	0	139,460	0	0	0
MAN00000197200	INVERSIONES 85735, LTD	J306225129	0	2	0	0	0
MAN00000012600	INVERSIONES 935431, C.A.	J003444774	0	345,996	0	0	0
MAN00000069300	INVERSIONES 9861680, C.A.	J003597163	0	216,440	0	0	0
MAN00000099300	INVERSORA BENAZOLVE,S.A	J302092299	0	4,000	0	0	0
MAN00000174100	INVERSORA CORRALITO, S.A.	J000766223	0	905	0	0	0
MAN00000097000	INVERWORLD SOC. DE CORRET	J301938887	0	200	0	0	0
MAN00000171400	INVESTEMA SOCIEDAD DE COR	J303446582	0	1,000	0	0	0
MAN00000024800	J.D. CORDERO Y ASOC.CASA	J075862007	0	541	0	0	0
MAN00000072200	JARDIN DOS SANTOS AMERICO	11,197,727	0	500	0	0	0
MAN00000093900	JESURUM BELISARIO JOSE LU	3,187,695	0	10	0	0	0
MAN00000046200	JULIO A. VILLASMIL C. Y H	J	0	1,776	0	0	0
MAN00000141100	KAUFFMANN RAMIREZ CARLOS	10,337,600	0	3,600	0	0	0
MAN00000135000	KEHRHAHN STOLK ADOLFO HEN	8,343,804	0	50	0	0	0
MAN00000046800	LA PORTA RENATO	0	0	504	0	0	0
MAN00000133100	LAM KWAI CHEUNG JACK	81,969,353	0	750	0	0	0
MAN00000079900	LAMUS ROSALES SIMON CLEME	12,384,564	0	2,815	0	0	0
MAN00000021300	LAPCO TABICMAM LEON.	294,981	0	533	0	0	0
MAN00000204500	LARRAZABAL GONZALEZ ENRIQ	7,179,181	0	1,570	0	0	0
MAN00000035600	LAURENT BONNET JEAN MICHE	82,104,873	0	4	0	0	0
MAN00000194400	LAZZARI DE VERA LEONORA	3,180,798	0	100	0	0	0
MAN00000071600	LEAL DE MICHAEL MARIA MAR	3,657,124	0	22,050	0	0	0
MAN00000018900	LEAL VILLALON MARIO PATRI	12,070,465	0	1,940	0	0	0
MAN00000059200	LEMOINE ELIA FREDDY	3,812,521	0	189	0	0	0
MAN00000135200	LEON MARTINEZ LILIAN ONEI	3,237,154	0	100	0	0	0
MAN00000176300	LEON RAMIREZ DANICE KATIN	11,932,693	0	308	0	0	0
MAN00000020700	LEON ROJAS ARISTARCO PISE	85,225	0	1,500	0	0	0
MAN00000057700	LIZCANO GALVAN HENRY ALBE	5,266,898	0	189	0	0	0
MAN00000057800	LOAIZA OROPEZA CELIA ROSA	7,176,455	0	189	0	0	0
MAN00000176100	LOPEZ RODRIGUEZ LUIS	6,310,155	0	250	0	0	0
MAN00000033500	LOPEZ ROJAS CARLOS AUGUST	3,225,759	0	7	0	0	0
MAN00000072900	LOVERA SANCHEZ WILMER EDI	5,976,038	0	240	0	0	0
MAN00000203200	LUCCA BIANCHI ANABELLA	15,179,098	0	1,238,404	0	0	0
MAN00000186500	LUNA HERNANDO LUIS	7,444,883	0	85	0	0	0
MAN00000053900	MACERO RODRIGUEZ BEATRIZ	6,562,613	0	2,100	0	0	0
MAN00000198400	MADINA INVESTMENTS LTD.	J311927476	0	2	0	0	0
MAN00000094900	MAGO RODRIGUEZ LEOPOLDO J	10,461,621	0	800	0	0	0
MAN00000159200	MAMAN NENDEZ GISELA	9,882,304	0	500	0	0	0
MAN00000202300	MANCERA FONT GUSTAVO JOSE	5,532,735	0	150	0	0	0
MAN00000092800	MANRIQUE HUIZI CAMILO FEL	11,029,975	0	4,000	0	0	0
MAN00000054300	MANTEIGA GARCIA JOSE	2,103,522	0	5,863	0	0	0
MAN00000075000	MANTEIGA PEREZ MAGALY	8,816,647	0	1,260	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 2/10/08

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 8

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000079600	MAPFRE LA SEGURIDAD,CA. D	J000214107	0	933	0	0	0
MAN000000054800	MARANTE CASTILLO MARUMA V	3,887,541	0	126	0	0	0
MAN000000046100	MARCIALES MARTIN	0	0	1,776	0	0	0
MAN000000147900	MARIN DE FERNANDEZ MARIA	5,093,402	0	50	0	0	0
MAN000000049700	MARIN MORENO BEATRIZ JOSE	6,060,637	0	39	0	0	0
MAN000000188100	MARINE FERRE JOSE	1,866,338	0	200	0	0	0
MAN000000040500	MARTINEZ DE THOMSON JUANA	2,249,671	0	300,000	0	0	0
MAN000000186400	MARTINEZ DIAZ JOSE ANGEL	2,862,537	0	615	0	0	0
MAN000000155700	MARTINEZ DUBRA JOSE MANUE	81,217,643	0	320	0	0	0
MAN000000157200	MARTINEZ ESPINOZA HUMBERT	5,971,582	0	320	0	0	0
MAN000000026900	MARTINEZ GARRIDO IGNACIO	2,767,335	0	357	0	0	0
MAN000000040400	MARTINEZ GOMEZ CARMEN ELE	2,249,670	0	19,247	0	0	0
MAN000000160300	MARTINEZ GONZALEZ VICTOR	967,831	0	320	0	0	0
MAN000000148700	MATA MERINO MANUEL	6,299,093	0	3,362	0	0	0
MAN000000004900	MATUTE RUIZ OLGA.	0	0	11,403	0	0	0
MAN000000000400	MAURY DE PAPARONI ALICIA	228,851	0	16,875	0	0	0
MAN000000060500	MEDRANO AGUILAR ASEL ISAA	9,659,837	0	50	0	0	0
MAN000000201000	MEDRANO DE ASPRINO GLADYS	565,580	0	126	0	0	0
MAN000000200900	MEDRANO DE AVILA FELICIA	559,452	0	126	0	0	0
MAN000000200800	MEDRANO ESPINOZA JOSE FEL	559,830	0	126	0	0	0
MAN000000200700	MEDRANO ESPINOZA MERCEDES	1,789,381	0	126	0	0	0
MAN000000076800	MELIAN TRUJILLO JOSE ALBE	4,350,479	0	1,121	0	0	0
MAN000000181500	MENDEZ ESCALANTE MANUEL E	7,544	0	1,450	0	0	0
MAN000000005600	MENDEZ ESTEVEZ CARMEN TER	6,809,914	0	306	0	0	0
MAN000000076300	MENDEZ MARTINEZ CARLOS AU	43,487	0	4	0	0	0
MAN000000009400	MENDEZ MENDEZ CARLOS FELI	6,914,120	0	100	0	0	0
MAN000000135700	MENDEZ NELLY DE JESUS	3,725,794	0	220	0	0	0
MAN000000141300	MENDEZ PEÑALVER CARMEN EM	3,152,763	0	300	0	0	0
MAN000000166600	MENDEZ RANGEL GRICEL ESTH	14,629,079	0	400	0	0	0
MAN000000043500	MENDOZA PIRES LUIS IGNACI	3,181,392	0	12	0	0	0
MAN000000052400	MERLO MENDOZA ENRIQUE JOS	1,745,320	0	17,173	0	0	0
MAN000000004000	MIRANDA DE RODRIGUEZ LUIS	212,171	0	5,985	0	0	0
MAN000000050000	MOLINA MOROS BENJAMIN	2,245,426	0	239	0	0	0
MAN000000065200	MONTAÀO CARRASCO CIRILO	32,366	0	675	0	0	0
MAN000000167400	MONTES DE OCA GUTIERREZ J	6,910,667	0	600	0	0	0
MAN000000056000	MONTES GOMEZ ALVARO	9,882,474	0	1,260	0	0	0
MAN000000140900	MONTES NARVAEZ GONZALO AR	769,892	0	1,650	0	0	0
MAN000000057900	MONTIEL DE CORRO MARLENE	5,275,530	0	113	0	0	0
MAN000000050100	MORA CIANGHEROTTI NOEMY	7,220,942	0	176	0	0	0
MAN000000058000	MORALES JOSE ANTONIO (DIF	6,053,526	0	189	0	0	0
MAN000000141500	MORENO PEREZ ANIBAL JAVIE	10,339,020	0	170	0	0	0
MAN000000128400	MORENO RAFAEL RAMON	2,145,478	0	300	0	0	0
MAN000000125900	MORON APONTE FEDERICO	238,723	0	660	0	0	0
MAN000000064800	MOROS CAVICCHIONI HORACIO	10,331,080	0	525	0	0	0
MAN000000162500	MORRIS GUTIERREZ JOHN STA	6,563,138	0	500	0	0	0
MAN000000079800	MORRISON COLIMODIO PATRIC	6,979,770	0	100	0	0	0
MAN000000020100	MOUCHET PERELLO VIKTOR RE	6,972,947	0	176	0	0	0
MAN000000123000	MUJICA PALUMBO JOSE ALEJA	10,283,115	0	2,800	0	0	0

BANCO VENEZOLANO DE CREDITO PROGRAMA BATR9000
COMPUTACIONES VENCRED FECHA 2/10/08
AGENTE DE TRASPASOS

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 9

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MANO00000015900	NANNINI SCOVINO MAURO BRU	5,308,444	0	1,430	0	0	0
MANO00000100400	NATSCUMCO(NOMINEE FOR CIT	J303087116	0	125,139,720	0	0	0
MANO00000038200	NAVARRO ORTIZ ANGEL	2,060,278	0	5,619	0	0	0
MANO00000143500	NEHER BORJAS BERNARDO ENR	1,724,475	0	2,990	0	0	0
MANO00000037000	NERI LUCIANI ANTONIO JOSE	9,967,584	0	4	0	0	0
MANO00000058100	NICOLAU DE GARCIA ROSA MA	5,269,453	0	630	0	0	0
MANO00000137800	NUµEZ ISAVA FERNANDO	4,081,010	0	50	0	0	0
MANO00000024200	NUNES ABILIO MANUEL	81,722,678	0	2,588	0	0	0
MANO00000190400	OCCHINO RAGUSA FILIPPO	6,349,236	0	2,500	0	0	0
MANO00000107800	OCCHINO RAGUSA GIOVANNI	6,271,737	0	2,994	0	0	0
MANO00000055700	OJEDA RODRIGUEZ JOHNNY AL	3,585,749	0	365	0	0	0
MANO00000061800	ORAMAS PAEZ SANTIAGO JOSE	3,350,244	0	630	0	0	0
MANO00000151900	ORLANDO LOPEZ ANTONINO	10,823,376	0	200	0	0	0
MANO00000043700	OTEYZA SCULL JAIME	2,940,697	0	533	0	0	0
MANO00000046500	PACHECO MARCIALES LUCIO	0	0	592	0	0	0
MANO00000102600	PADRON DE GRASSO MARIA SU	7,682,347	0	400	0	0	0
MANO00000134400	PAEZ RINCON MANUEL VICENT	10,449,196	0	106	0	0	0
MANO00000085600	PALAZZI OCTAVIO CARLOS AL	6,979,504	0	87	0	0	0
MANO00000203400	PAPARONI DE PAHL MARITZA	3,151,816	0	17,699	0	0	0
MANO00000006400	PAPARONI MAURY ALICIA MAR	5,532,404	0	620,000	0	0	0
MANO00000006600	PAPARONI MAURY CARLOS HEN	6,562,483	0	620,000	0	0	0
MANO00000203500	PAPARONI MICALE CONO MARI	270,433	0	17,699	0	0	0
MANO00000027300	PAPARONI MICALE FERNANDO	2,113,431	0	90,599	0	0	0
MANO00000010400	PAPARONI MICALE JOSE GAET	270,434	0	32,699	0	0	0
MANO00000203600	PAPARONI MICALE JOSEFINA	1,887,236	0	17,699	0	0	0
MANO00000068400	PAPARONI SANCHEZ GUSTAVO	6,749,570	0	200	0	0	0
MANO00000068500	PAPARONI SANCHEZ SILVIA	11,739,030	0	1,200	0	0	0
MANO00000134800	PARDO ZABALA MARIA ELIZAB	7,169,271	0	100	0	0	0
MANO00000052500	PARRA FLORENSA CARLOS JOS	8,870,564	0	113	0	0	0
MANO00000029100	PARRA PARDI MARIA ELENA	1,719,084	0	369	0	0	0
MANO00000019400	PASSINI CALORE ANGELO.	2,952,820	0	188	0	0	0
MANO00000050200	PATIÀO PEREZ TRINA MARGAR	4,516,265	0	2,973	0	0	0
MANO00000066000	PAUL ALFREDO LUIS.	3,177,669	0	525	0	0	0
MANO00000113800	PEÄALOZA CARMEN ZULAY	9,096,246	0	10	0	0	0
MANO00000129700	PEDRAZA DE AVILA LAURA EL	3,753,051	0	100	0	0	0
MANO00000096500	PELLICER DE VILLASMIL HIL	2,994,724	0	1,500	0	0	0
MANO00000055400	PERDOMO GONZALEZ NESTOR	46,884	0	11,923	0	0	0
MANO00000029500	PEREZ DE HERNANDEZ CARMEN	2,094,595	0	2,242	0	0	0
MANO00000061100	PEREZ FREDDY ARMANDO	5,217,871	0	1,260	0	0	0
MANO00000169800	PEREZ LOPEZ RUBEN	5,530,411	0	1,000	0	0	0
MANO00000175300	PEREZ MADRIZ JULIET BETIN	5,523,835	0	50	0	0	0
MANO00000203800	PEREZ RODERO MARIA JOSE	10,517,282	0	132	0	0	0
MANO00000138200	PERISSE RODRIGUEZ LILENA	11,682,940	0	502	0	0	0
MANO00000061000	PINEDO CASTILLO MAITRELLA	7,226,050	0	50	0	0	0
MANO00000038000	PITA PITA CARLOS	6,563,699	0	369	0	0	0
MANO00000034700	PLANCHART MARQUEZ REINALD	5,535,369	0	445	0	0	0
MANO00000175800	POLANCO PADILLA JOSUE	10,515,242	0	250	0	0	0
MANO00000178000	POLEO SCHMIDT ALBERTO IGN	9,880,649	0	280	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 2/10/08

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 10

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000171000	PONS SOLER JOSE MARIA	1,874,068	0	6,030	0	0	0
MAN000000150500	PRAT CARIM ARIEL	1,853,648	0	60	0	0	0
MAN000000128100	PRATO DE ACEDO JOSEFINA	1,645,306	0	160	0	0	0
MAN000000189100	PRIMUS MERCADO DE CAPITAL	J303486088	0	100	0	0	0
MAN000000035400	PROGRESO MERCADO DE CAPIT	J300099911	0	445	0	0	0
MAN000000146300	PROMOCIONES MAROVEGAS, C.	J001151966	0	200	0	0	0
MAN000000025900	PROMOTORA ABSA, C.A.	J003394459	0	236	0	0	0
MAN000000033300	PUPPIO ZINGG VICENTE JOSE	9,971,382	0	357	0	0	0
MAN000000166100	RAGUSA SAGLIMBENI ANTONIE	7,448,231	0	5,985	0	0	0
MAN000000052700	RAMIREZ CONTRERAS RAMON E	2,149,926	0	5,926	0	0	0
MAN000000047300	RAMIREZ LUJAN JULIA ERNES	153,014	0	12	0	0	0
MAN000000003200	RAMIREZ ORTIZ ANGEL JESUS	935,431	0	1	0	0	0
MAN000000034800	RAMIREZ SULBARAN BRIXON M	7,815,754	0	42	0	0	0
MAN000000032900	RANGEL FORNEZ JOSE GREGOR	5,533,846	0	8	0	0	0
MAN000000003500	RECARTE GAZTELUMENDI ROMA	2,118,395	0	4,036	0	0	0
MAN000000060400	REQUENA ORLANDO ANTONIO	5,269,025	0	113	0	0	0
MAN000000058300	REQUENA WILLIAMS RAMON	7,209,963	0	176	0	0	0
MAN000000076700	RETO VALORES CARVICHI, C.	J003578517	0	2,000	0	0	0
MAN000000147200	REZNICEK WEIRAUCHOVA HANY	1,710,885	0	224,526	0	0	0
MAN000000022900	RIBEIRO DE GOUVEIA ALDEMA	5,966,632	0	369	0	0	0
MAN000000013900	RICOL DE TINOCO ANA LOURD	6,070,708	0	445	0	0	0
MAN000000089200	RIPANTI DE AMAYA MIREYA	3,971,319	0	5,000	0	0	0
MAN000000060900	RIVAS BERNERD	7,252,841	0	189	0	0	0
MAN000000024000	RIVERO GUERRERO SAULO ALE	5,129,662	0	176	0	0	0
MAN000000064100	RIVERO LEGORBURU LUIS ALB	71,877	0	525	0	0	0
MAN000000129900	RIZZUTI FERRARI VICENTE A	2,561,510	0	401	0	0	0
MAN000000134100	ROBLETO DE ANDRADE MARIA	3,157,344	0	70	0	0	0
MAN000000046900	RODRIGUEZ ALIX	0	0	88	0	0	0
MAN000000013700	RODRIGUEZ DE CHAVEZ MAGAL	3,720,995	0	214	0	0	0
MAN000000032400	RODRIGUEZ ERASO FERMIN AN	6,164,870	0	342	0	0	0
MAN000000167800	RODRIGUEZ FERREIRA JOSE L	11,307,497	0	360	0	0	0
MAN000000052600	RODRIGUEZ HERNANDEZ EDGAR	2,887,769	0	596	0	0	0
MAN000000055100	RODRIGUEZ LOPEZ MANUEL	1,450,769	0	18,723	0	0	0
MAN000000110800	RODRIGUEZ REGGETI CARLOS	3,176,653	0	58	0	0	0
MAN000000055300	RODRIGUEZ RODRIGUEZ HECTO	4,191,198	0	1,260	0	0	0
MAN000000140500	ROJAS GONZALEZ YANELLI JO	6,242,169	0	157	0	0	0
MAN000000196400	ROMERO MARTINEZ FELIX	3,609	0	4,485	0	0	0
MAN000000027200	ROMERO THORMAHLEN ANDRES.	3,664,281	0	3,668	0	0	0
MAN000000122200	ROMERO VALENCIA CARLOS	3,869,107	0	400	0	0	0
MAN000000054000	RONDON MOLINA HAZAUL	2,289,790	0	596	0	0	0
MAN000000169600	ROSALES ALVAREZ SERGIO OS	5,968,615	0	246	0	0	0
MAN000000201200	ROSALES DE LABRADOR SONIA	2,153,578	0	21	0	0	0
MAN000000201100	ROSALES DE PARRA GLORY	3,231,676	0	21	0	0	0
MAN000000201300	ROSALES DE PEREZ MIRNA	3,476,104	0	21	0	0	0
MAN000000201400	ROSALES MEDRANO CARLOS	2,155,250	0	21	0	0	0
MAN000000201600	ROSALES MEDRANO LUIS	3,406,526	0	21	0	0	0
MAN000000201500	ROSALES MEDRANOS PEDRO	3,144,380	0	21	0	0	0
MAN000000176500	ROSAS PAIS EDUARDO JOAQUI	6,054,449	0	1,807	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 2/10/08

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 11

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000048400	ROSQUETE PORCAR DE V. NIL	8,578,040	0	470	0	0	0
MAN000000022200	ROTH BLUMENKRANE ALAN DAV	5,541,143	0	264	0	0	0
MAN000000037900	ROTUNDO DE VIEGA ANA MARI	5,539,210	0	105	0	0	0
MAN000000170200	ROUSSET THIERRY JEAN EDOU	9,571,140	0	1,760	0	0	0
MAN000000124500	RUBIO ESPITIA JOSE GREGOR	987,645	0	200	0	0	0
MAN000000050500	RUEDA GUARIN BEATRIZ ERNE	6,361,866	0	113	0	0	0
MAN000000052100	RUIZ ALMANDOZ ISMAEL JOSE	1,725,241	0	19,414	0	0	0
MAN000000004800	RUIZ DE ESCUDER ANA SOFIA	1,894,439	0	11,403	0	0	0
MAN000000042800	RUIZ DE PANTIN ELENA	0	0	1,843	0	0	0
MAN000000021900	RUIZ JORGE ENRIQUE.	5,211,678	0	357	0	0	0
MAN000000197400	RUIZ MORENO MARIA AURORA	3,563,245	0	6,000	0	0	0
MAN000000124000	RUSSO LAPENTA ACHILE	6,157,440	0	45	0	0	0
MAN000000065400	S.A. DE EDUC.Y CULTURA RE	J030979938	0	7,875	0	0	0
MAN000000142200	SAHMKOW RANGEL RAMON EDUA	3,124,028	0	2,350	0	0	0
MAN000000074700	SALAS DELFINO GUILLERMO A	5,314,494	0	840	0	0	0
MAN000000074900	SALAS PARRA TITO	28,087	0	18,816	0	0	0
MAN000000003800	SANABRIA GARCIA ENRIQUE	3,658,351	0	11,516	0	0	0
MAN000000068600	SANCHEZ DE PAPARONI MARIA	3,401,999	0	11,200	0	0	0
MAN000000134000	SANCHEZ DE PERERA SYLVIA	5,299,118	0	1,550	0	0	0
MAN000000159100	SANCHEZ GARCIA VIANNEY AG	9,417,681	0	609	0	0	0
MAN000000145200	SANDOVAL SUAREZ JOSE ALI	3,729,248	0	5,000	0	0	0
MAN000000023500	SANTANA NARVAEZ JOSE DE J	6,870,154	0	88	0	0	0
MAN000000142400	SANTOS MENDEZ ANTONIO JUA	6,087,124	0	2	0	0	0
MAN000000143800	SAVINO PALACIOS RAUL	4,354,308	0	400	0	0	0
MAN000000180800	SCHAUBLE DE GISLER ELISAB	11,345,268	0	100	0	0	0
MAN000000034000	SCHMID WERNER	15,182,060	0	117	0	0	0
MAN000000036600	SCULL MEDEROS EDUARDO REN	4,084,233	0	1,222	0	0	0
MAN000000025500	SEQUEIRA SANTAELLA JOSE M	6,809,631	0	357	0	0	0
MAN000000034200	SEQUERA INAGAS LUIS JAVIE	10,346,617	0	29	0	0	0
MAN000000182000	SIEDER DE NARVAEZ SUSANA	7,239,408	0	180	0	0	0
MAN000000026100	SILVA GRANADOS VICTOR JOS	3,414,719	0	12	0	0	0
MAN000000035700	SIMON KOSKAS ARMAND SALOM	82,056,871	0	29	0	0	0
MAN000000166900	SINRAM GRINVALDS ARNO CAR	4,172,202	0	86	0	0	0
MAN000000043200	SIRACUSA LILIANA	0	0	63	0	0	0
MAN000000131300	SISO SOSA ARTURO IGNACIO	12,625,895	0	230	0	0	0
MAN000000078100	SOLANILLA KOCH ELIZABETH	5,425,713	0	7,500	0	0	0
MAN000000170500	SOLLECITO ERRICO DOMENICO	10,474,893	0	240	0	0	0
MAN000000092100	SOLORZANO NICOLAS	4,312,228	0	4	0	0	0
MAN000000034600	SOSA FREITES JORGE LUIS	5,524,353	0	67	0	0	0
MAN000000059100	SOTILLO PEREZ LUIS ANDRES	6,434,271	0	630	0	0	0
MAN000000184000	SOTO APONTE PEDRO JOSE	1,713,422	0	6,380	0	0	0
MAN000000027100	STARKE AROCHA SIMON AUGUS	7,026,053	0	88	0	0	0
MAN000000193900	SUAREZ MUJICA RAFAEL FRAN	3,178,499	0	2,600	0	0	0
MAN000000124100	SUAREZ OTERO MANUEL JOSE	11,227,150	0	14,000	0	0	0
MAN000000102900	SUAREZ RAFAEL EDMUNDO	2,765,015	0	8	0	0	0
MAN000000058500	SUAREZ RIVERO JEABELL YVA	4,367,050	0	189	0	0	0
MAN000000001200	SUC. DELFINO ARRIENS GUST	217,205	0	23,184	0	0	0
MAN000000002800	SUC. GOMEZ REVENGA JOSEFI	J313891584	0	182,460	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 2/10/08

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 12

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000160800	SULTAN BENDAYAN ISAAC ENR	5,537,521	0	650	0	0	0
MAN000000097100	SULVARAN DE SARDI NANCY M	646,486	0	400	0	0	0
MAN000000016900	TAMAYO LAVIE FERNANDO ENR	4,087,380	0	1,793	0	0	0
MAN000000081800	TEXIER TORRES EDUARDO	2,685,298	0	2	0	0	0
MAN000000189700	THREE D INTERNATIONAL MAR	J305524220	0	2	0	0	0
MAN000000103500	TINOCO RICHTER CESAR	5,680	0	800	0	0	0
MAN000000042700	TIRADO ANTONIO	0	0	2,091	0	0	0
MAN000000012200	TOLEDANO A. DINA MARGARIT	5,664,714	0	138	0	0	0
MAN000000016600	TOLEDANO MAMAN AARON	1,521,675	0	50	0	0	0
MAN000000205200	TOLEDO CARRASQUERO ADRINA	5,001,866	0	216	0	0	0
MAN000000205300	TOLEDO CARRASQUERO MERCED	5,539,562	0	216	0	0	0
MAN000000102500	TOLEDO CARRASQUERO OSCAR	5,967,875	0	216	0	0	0
MAN000000190600	TOP SYSTEM INTERNATIONAL,	J303695779	0	300	0	0	0
MAN000000056300	TORREALBA MARIA CANDELARI	5,612,756	0	113	0	0	0
MAN000000050600	TORREALBA VILLALBA HILDA	5,373,787	0	239	0	0	0
MAN000000152700	TRAVIESO PASSIOS ALFREDO	1,733,805	0	28,000	0	0	0
MAN000000073500	TRUJILLO MARTINEZ OSCAR A	9,417,103	0	118	0	0	0
MAN000000032800	TRUJILLO TRUJILLO HECTOR	3,399,120	0	289	0	0	0
MAN000000032700	TRUJILLO TRUJILLO JULIO	903,963	0	289	0	0	0
MAN000000156600	TRUM MORONEY JOHN MORONEY	921,871	0	2,500	0	0	0
MAN000000205700	UNITAS FINANCE CORP.	J303430511	0	68,209	0	0	0
MAN000000169300	URAN CARDONA MARIO	6,276,556	0	450	0	0	0
MAN000000036100	URBANO BERRIZBEITIA JOAQU	6,302,360	0	369	0	0	0
MAN000000173900	VALDERRAMA TOMAS	49,576	0	500	0	0	0
MAN000000030300	VALERO DE ZAMBRANO MARIA	6,561,456	0	142	0	0	0
MAN000000026700	VALLES MARCANO ALFREDO.	3,657,158	0	32	0	0	0
MAN000000014900	VALORES PISA, C.A.	J003324612	0	596	0	0	0
MAN000000120400	VALORES VALFESA CASA DE B	J003633771	0	868	0	0	0
MAN000000142500	VARELA JAIMES EDUARDO ANT	3,322,613	0	3,000	0	0	0
MAN000000058600	VASQUEZ BRICEÃO JOSE OMAR	5,759,118	0	176	0	0	0
MAN000000030000	VEIGA FANDIÃO CARLOS	5,074,137	0	67	0	0	0
MAN000000045200	VELASCO Z. RAFAEL MARIA	3,187,699	0	596	0	0	0
MAN000000020200	VELASQUEZ BETANCOURT GUST	5,305,339	0	264	0	0	0
MAN000000004600	VELUTINI RUIZ ANDRES.	5,198	0	11,403	0	0	0
MAN000000004500	VELUTINI RUIZ JOSE ANTONI	19,865	0	7,081	0	0	0
MAN000000060600	VERENZUELA DAZA HARVIS AD	7,251,017	0	113	0	0	0
MAN000000142900	VERGARA SUBERO DAVID RICA	6,000,031	0	1,800	0	0	0
MAN000000205000	VIEZ CLESENCIO ANTONIO	1,869,982	0	200	0	0	0
MAN000000058700	VILLAVICENCIO TORRES LINO	3,841,940	0	189	0	0	0
MAN000000191200	VISCAYA ELBA JOSEFINA	7,233,634	0	200	0	0	0
MAN000000050700	VIVAS DE DURAN LAURA CECI	4,431,276	0	176	0	0	0
MAN000000052000	VIVAS DE TARRE IRIS TERES	2,985,924	0	3	0	0	0
MAN000000110500	WALLIS ALBERTO	10,331,334	0	7	0	0	0
MAN000000135800	WHITE SOUL CORP.	J304049854	0	1	0	0	0
MAN000000145800	ZAFRA VELANDIA JOSE MARTI	7,246,036	0	157	0	0	0
MAN000000052200	ZAMORA DE OJEDA AILEEN LI	7,242,218	0	302	0	0	0
MAN000000129100	ZAPPI UYA CLARA DEL CARME	6,929,097	0	1,000	0	0	0
MAN000000050800	ZARATE MARTINEZ MARIA ELE	6,226,693	0	239	0	0	0

BANCO VENEZOLANO DE CREDITO
COMPUTACIONES VENCRED
AGENTE DE TRASPASOS

PROGRAMA BATR9000
FECHA 2/10/08

INFORME DE ACCIONISTAS DE LA EMPRESA => PAGINA 13

COMPANIA: MANUFACTURAS DE PAPEL C.A. S.A

TIPO DE ACCIONES => " A " MAYORES A => => 1

ACCIONISTA	N O M B R E	CED/RIF	TOTAL ACCS	ACCS A	ACCS B	ACCS C	ACCS D
MAN000000055600	ZUCCHI BUTTAGLIERI JUAN L	6,821,992	0	5,926	0	0	0
MAN000000055800	ZULOAGA POCATERRA PEDRO	4,765,495	0	223	0	0	0
			229,410,000	229,410,000	0	0	0

TOT. ACCIONISTAS 578

** FIN DEL REPORTE **

Carlos Sufino

Beatriz Vivas
183591

Listado de Accionistas de **Manpa** registrados en la **C.V.V. Caja Venezolana de Valores** al 02 de Octubre de 2008

Nro. de rif ó Cédula	Nombre del Subcuentista	Isin	Saldo
V0000000002990025	ABRAHIM KATOON HAROON	VEV000011008	2.000
V0000000003924804	ACOSTA NAVA HUMBERTO GERARDO	VEV000011008	2.350
V0000000006161694	ACOSTA SIMON JUAN ROBERTO	VEV000011008	1.500
J0000000003456055	ACTIVALORES SOCIEDAD DE CORRETAJE D	VEV000011008	941.357
V0000000015978598	AGUILAR CHIROUZE ELENA IRENE	VEV000011008	4.000
V0000000011312534	AKL UHRI MONICA AKL	VEV000011008	15
V0000000010816568	ALBAN SALAZAR SOCORRO DEL PILAR	VEV000011008	4.098
V0000000006463879	ALMEIDA MARTINS ALFONZO	VEV000011008	2.000
V0000000005138064	ALVARADO BLANCO RAUL ALBERTO	VEV000011008	300
V0000000006515214	ALVAREZ COHEN REINALDO GETULIO	VEV000011008	86
V0000000000219064	ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	VEV000011008	261.894
V0000000009434951	ALVAREZ GONZALEZ MARIELA	VEV000011008	1.010
V0000000003726603	ALVAREZ GONZALEZ PEDRO PACIENTE	VEV000011008	1.120
V0000000006197686	ALVAREZ VAZQUEZ INOCENCIO	VEV000011008	5.000
V0000000002122356	ANDONEGUI MILLAN JESUS GILBERTO	VEV000011008	56
V0000000000947555	ANDONEGUI MILLAN RAFAEL	VEV000011008	1.768
V0000000002937633	ANZOLA GOLDING ALFREDO JUVENAL	VEV000011008	12.500
J0000000301392094	APJ-PDV ASOCIACI±N CIVIL	VEV000011008	99.672
V0000000002765221	ARANA PEROZA CARLOS JESUS	VEV000011008	5.100
V0000000014484532	ARCE GONZALEZ ANALDO RAMON	VEV000011008	6.163
V0000000006847432	ARECHABALETA ARRIEN MIKEL	VEV000011008	3.656
V0000000012142133	AROCHA HERNANDEZ ANDREINA	VEV000011008	51
V0000000005533744	ARRIAGA HERNANDEZ FERNANDO ALFREDO	VEV000011008	6.154
P0000000700431987	ASFROD JOHN EDWARD	VEV000011008	1.500
V0000000005539139	ATENCIO CHACON ITALO SEGUNDO	VEV000011008	487
J0000000000027935	AZUCAR MONTALBAN, C.A.	VEV000011008	28.577
V0000000003657855	AÀEZ DELFINO ARNALDO JOSE	VEV000011008	2.317
V0000000000010709	BAIZ ANDRADE OSCAR	VEV000011008	1.800
A0000000000000192	BANCO MERCANTIL FIDEICOMISO 63065	VEV000011008	40.000
E0000000082284586	BARAC VAINBERG IAN	VEV000011008	18.086
V0000000012483488	BASTIDAS GRATEROL ALI ALEXANDER	VEV000011008	100
J0000000002908866	BBO CASA DE BOLSA C.A	VEV000011008	10.000
J0000000301021452	BEAR STEARNS SECURITIES CORP.	VEV000011008	2
V0000000011944008	BEE SUSAN MARY	VEV000011008	10
V0000000005311065	BENATAR SHAMIS LEON MAURICE	VEV000011008	10.000
V0000000000966667	BENITEZ ARREAZA JAIME	VEV000011008	2.576
V0000000000247948	BIELINSKI MARKOWICZ REINHOLD	VEV000011008	200
V0000000006558237	BRACHO BETANCOURT SERGIO RAUL	VEV000011008	600
V0000000010182528	BRICEÀO BRUZUAL RAFAEL ENRIQUE ONOF	VEV000011008	8.300
E0000000081446235	CACERES FLORES JORGE HERNAN	VEV000011008	9.400
J0000000304957505	CAFUCAMIDE	VEV000011008	10.329
V0000000000219225	CALATRAVA DE OLIVARES MARIA	VEV000011008	5.550
V0000000005963543	CANELLA PANZARELLI ZEYLA AMALIA	VEV000011008	1.680
V0000000001710538	CANTO GAUTIER YLEANA AUGUSTA	VEV000011008	926
V0000000006086323	CAPIELO RAYMOND SANIA CELINA	VEV000011008	99
J0000000303236839	CAPITAL MULTIPLE 59 CASA DE BOLSA C	VEV000011008	1.200
V0000000006555595	CAPPELLIN LUCADELLO PAOLO	VEV000011008	10.000
V0000000004751738	CARMONA DE HERNANDEZ BEATRIZ MARIA	VEV000011008	360
V0000000004349611	CASTELAO MORENO HIGINIO	VEV000011008	1.400
V0000000004013155	CASTRO GOMEZ LUIS FERNANDO	VEV000011008	10.000
V0000000006850102	CENTRELLA DI FABRIZZIO MAURO DOMIN	VEV000011008	18
V0000000005521922	CHIROUZE DE AGUIAR MARIA TERESA	VEV000011008	4.000
V0000000011307197	CHRISTIANSEN FREITES FRANCISCO JOSE	VEV000011008	6.600
V0000000011736533	CHRISTIANSEN FREITES JUAN CARLOS	VEV000011008	3.300
V0000000003246517	CHRISTIANSEN NIELSEN LUIS ERNESTO	VEV000011008	162.061

CAJA VENEZOLANA DE VALORES C.A.

Listado de Accionistas de **Manpa** registrados en la **C.V.V. Caja Venezolana de Valores** al 02 de Octubre de 2008

V0000000006254962	CICCARIELLO DEL BORGO PASQUALE	VEV000011008	1.100
V0000000004086558	COHEN KOHN FANNY	VEV000011008	10.000
V0000000000929684	COLL BLASINI NESTOR JOSE	VEV000011008	130
J0000000302203880	CONSTRUCTORA S.A.L.F. 94,C.A. .	VEV000011008	8.860
J0000000305810567	CORPORACION CARMEL, C.A.	VEV000011008	45.000
J0000000307099941	CORPORACION EBNEK, S.A.	VEV000011008	15.500
V0000000015485409	CORREDOR RAMOS CARLOS ELIAS	VEV000011008	13.179
V0000000009225678	CORTEZ QUANTIP JOSE RICARDO	VEV000011008	5.000
J0000000304187866	CREACIONES RACAM, S.A. .	VEV000011008	10.000
J0000000314242296	CREDIT SUISSE	VEV000011008	30.300
V0000000002504472	CRESPO JUAN ORLANDO	VEV000011008	972
V0000000012955353	CRISTINO GONCALVES JOAO	VEV000011008	5.500
V0000000010330071	CUADRA LARRAÑAGA PATRICIA	VEV000011008	5.080
V0000000002457294	DAVILA HERNANDEZ ALFONSO ANTONIO	VEV000011008	1.000
V0000000004541412	DAZA GADEA TITO ARGENIS	VEV000011008	520
V0000000006402960	DE ANDRADE ABREU RAUL	VEV000011008	574
V0000000004773256	DE LEON ALEGRIA MARCELINO ANTONIO	VEV000011008	5.000
J0000000316506584	DELFA 26, C.A.	VEV000011008	4.640
V0000000007251120	DELFINO GOMEZ VIVIANNE	VEV000011008	10.000
V0000000006398408	DELFINO PARRA ELENA	VEV000011008	3.068
V0000000003659617	DELFINO THORMAHLEN CARLOS EDUARDO	VEV000011008	446.420
V0000000012390693	DELGADO SORONDO FERNANDO JOSE	VEV000011008	300
V0000000006097339	DELYSQUI DE CEDILLO SVETLA GUENCHEV	VEV000011008	8.050
V0000000006911618	DEMKE NIESSEN HERMANN WALTER	VEV000011008	30.000
V0000000005223986	DESOUSA FONTES ADERITO	VEV000011008	300
V0000000006105588	DEUTSCH HOLLO RAFAEL	VEV000011008	20.488
V0000000004680929	DI STEFANO DI GIACOMO FRANCO DONATO	VEV000011008	2.200
V0000000003665350	DIAZ DE FARO SILVIA MARGARITA	VEV000011008	17.745
V0000000005570932	DIAZ DE MARILÑO XIOMARA MARIA	VEV000011008	4.174
V0000000004771501	DIAZ DELFINO MARIOLGA	VEV000011008	17.745
V0000000006527501	DIAZ FRIAS ANTONIO FELIPE	VEV000011008	455
V0000000007246412	DIAZ GUEVARA ADRIANA	VEV000011008	200.000
V0000000000028399	DIAZ JOSE DAVID	VEV000011008	1.224
V0000000011740544	DIAZ SUCRE MARIA VALENTINA	VEV000011008	530
V0000000006132980	DINIZ CORREIA JOAO GABRIEL	VEV000011008	300
J0000000303709974	DISTRIBUIDORA FITNES SPORT, C.A	VEV000011008	34.750
V0000000006067082	DREKHA KHARRAK ABBOUD	VEV000011008	5.840
V0000000004923972	DRIUSSI FABRO ANALISA GLADYS	VEV000011008	340
J0000000303424600	ECONOINVEST CASA DE BOLSA C.A	VEV000011008	239.615
V0000000013509524	EID JAWHARI CHADI JAWAD	VEV000011008	260
V0000000000583440	ELBITTAR CESIN JESUS ROLANDO	VEV000011008	1.000
V0000000012482465	ELIZALDE SEJIAS JIMMY AANTONIO	VEV000011008	23.015
V0000000005537956	ELLIS ALVAREZ DE LUGO EDWARD JOHN	VEV000011008	171.338
V0000000001882469	ESCOBAR ESCOBAR JULIAN CONCEPCION	VEV000011008	5.828
V0000000011493286	ESPINOZA NAVARRO JOSE GABRIEL	VEV000011008	532
V0000000009881876	ESQUIVEL POZA JUAN ANGEL	VEV000011008	1.250
V0000000000674270	ESTE SALAS AQUILES	VEV000011008	2.500
V0000000005972132	FEBRES PEREZ JOSE ALBERTO	VEV000011008	19.300
V0000000023637751	FENG XIAN YU	VEV000011008	23.304
V0000000002941147	FERNANDEZ PALAZZI FEDERICO	VEV000011008	12.690
V0000000003108127	FERNANDEZ PEREZ JOAQUIN	VEV000011008	3.000
J0000000002901322	FINANCORP VALORES CASA DE BOLSA C.A	VEV000011008	3.640
V0000000006847533	FIORAVANTI DE SANCTIS MARINA FELICI	VEV000011008	200
J0000000002859512	FONDO DE AHORRO DE INELECTRA	VEV000011008	37.650
G0000000200032413	FONDO DE GARANTIAS Y PROTECCION BAN	VEV000011008	3.091
J0000000002966645	FONDO MUTUAL DE VZLA.F.M.DE INV.DE	VEV000011008	7.565

CAJA VENEZOLANA DE VALORES

Listado de Accionistas de **Manpa** registrados en la **C.V.V. Caja Venezolana de Valores** al 02 de Octubre de 2008

V0000000006560336	FONT CARVALLO EDUARDO JOSE VICENTE	VEV000011008	50
V0000000002665104	FRANCESCHI BALAN LUISA MARIA	VEV000011008	2.500
V0000000003175286	FRIAS DE RUIZ MARIA EUGENIA	VEV000011008	1.800
P0000000069259839	FUENTE IRATCHET CARLOS ALBERTO	VEV000011008	1.110
V0000000006123433	FUHRMAN ROTH ZWI HENRIQUE	VEV000011008	24.930
J0000000300885208	FUNDA INFANTES INFANTES	VEV000011008	2.200
J0000000001639560	FUNDACI‡N CARLOS DELFINO	VEV000011008	130.000
V0000000003036334	GABALDON RONCAYOLO FERNANDO ALBERTO	VEV000011008	1.950
V0000000004565186	GALLO PEPE FRANCESCO	VEV000011008	3.500
V0000000011043678	GARABATOS PEREZ ALEJANDRINO	VEV000011008	2.108
V0000000003611693	GARCIA RAFAEL ARTURO	VEV000011008	100
V0000000006979685	GARMENDIA HOYOS RAUL MARCIAL	VEV000011008	1.200
V0000000001848657	GARRIGA GARCIA PEDRO JOSE	VEV000011008	3.217
V0000000003207824	GILJEW DE DEVOST LARISA	VEV000011008	10.000
E0000000081695909	GILLIS LUDOVIC FRANCOIS	VEV000011008	6.000
V0000000000637964	GIORDANI DI LIVIO CARLO ANTONIO	VEV000011008	10.066
V0000000006964086	GIULIANO AURICCHIO GIUSEPPE	VEV000011008	200
V0000000004358931	GOMEZ CASTANEDA OMAR RICARDO	VEV000011008	50
V0000000003281559	GOMEZ DE CADENA JOAN MARY	VEV000011008	79.900
V0000000000955598	GOMEZ DE MARTINEZ EDILIA VICTORIA	VEV000011008	500
V0000000000026368	GOMEZ GARCIA MYRIAM ALICIA	VEV000011008	30
V0000000016431052	GONCALVES JOAO MANUEL	VEV000011008	60
V0000000003667581	GONZALEZ DE VITOLS MARIA AUXILIADOR	VEV000011008	2.530
V0000000013312884	GONZALEZ RODRIGUEZ MANUEL	VEV000011008	750
V0000000003662767	GONZALO ARANDA PABLO	VEV000011008	31
V0000000006977314	GRATEROL GARCIA ALEXANDER ANTONIO	VEV000011008	20
V0000000000646037	GRATEROL GONZALEZ DANILO EDUARDO	VEV000011008	327
V0000000006976369	GRISANTI CAPRILES ALEJANDRO	VEV000011008	10.000
V0000000010791728	GUANCHEZ DIAZ CARLOS VEDA	VEV000011008	282
V0000000000334917	GUERRA MU‹OZ RAISA	VEV000011008	1.250
V0000000005309483	GUEVARA SANCHEZ PEDRO VICENTE	VEV000011008	12.000
V0000000005564886	GUIA LARA CARLOS MANUEL	VEV000011008	4.000
V0000000000639904	HEREDIA JUAN BAUTISTA	VEV000011008	3.000
V0000000003748479	HERNADEZ DE AVILA OSIRIS YAISAGE	VEV000011008	596
V0000000003881912	HERNANDEZ CALDERON CARLOS OMAR	VEV000011008	100
V0000000004329108	HERNANDEZ CEPEDA MARISOL COROMOTO	VEV000011008	200
V0000000006224658	HERNANDEZ HECTOR JOSE	VEV000011008	1.900
V0000000017313096	HERNANDEZ SALCEDO HANS ALEXANDER	VEV000011008	99
V0000000004085360	HERRERA VAN EPS GUSTAVO ROBERTO	VEV000011008	3.900
V0000000007403709	HODEL BAUMANN SILVIA THERESIA	VEV000011008	1.215
V0000000010388354	HURTADO COVA YOARMIS TIBURCIA	VEV000011008	1.250
V0000000004082070	ILIJA BRISA LORENZO	VEV000011008	50.925
J0000000303467962	INFORMATICA PARA LA PRODUCTIVIDAD,	VEV000011008	800
J0000000003330523	INTERACCIONES CASA DE BOLSA C.A	VEV000011008	19.428
J0000000302346100	INTERBURSA CASA DE BOLSA C.A	VEV000011008	732.118
J0000000001653244	INVERSIONES MELOCOTON,C.A.	VEV000011008	49.373
J0000000313961884	INVERSIONES 2.2.2., C.A.	VEV000011008	4.951
J0000000001741135	INVERSIONES 84709 C.A. .	VEV000011008	77.779
J0000000003597163	INVERSIONES 9861680, C.A.	VEV000011008	160
J0000000300070042	INVERSIONES CARAMAY C.A.	VEV000011008	5.279
J0000000001473041	INVERSIONES E INMUEBLES MARUANTA,CA	VEV000011008	6.800
J0000000301452810	INVERSIONES HOPLITA,C.A.	VEV000011008	16.000
J0000000306452761	INVERSIONES JUROAROVI, C.A.	VEV000011008	6.000
J0000000001436944	INVERSIONES SABENPE, C.A. .	VEV000011008	40.000
J0000000304079257	INVERSIONES SAN NICOLAS DE BARI C.A	VEV000011008	366.547
J0000000002013516	INVERSIONES TEDEA C.A. .	VEV000011008	8.436

CAJA VENEZOLANA DE VALORES

Listado de Accionistas de **Manpa** registrados en la **C.V.V. Caja Venezolana de Valores** al 02 de Octubre de 2008

J0000000002142715	INVERSIONES VEIQUEVE,S.A INVERSIONE	VEV000011008	40
J0000000002059893	INVERSORA ACDC, C.A.	VEV000011008	20.000
J0000000302092299	INVERSORA BENAZOLVE, C.A.	VEV000011008	3.000
J0000000003290394	INVERSORA FERIBASAN,C.A. .	VEV000011008	10.500
J0000000308115916	INVERSORA MY OWN BUSINESS, C.A.	VEV000011008	2.000
J0000000300311937	INVERSORA RIVASA,C.A,	VEV000011008	525
J0000000003266140	INVERUNI±N S.A CASA DE BOLSA	VEV000011008	184.000
V0000000010336575	ISTURIZ RODRIGUEZ DIANA MORELLA	VEV000011008	800
V0000000008575353	JACINTO CHIRINOS NANCY COROMOTO	VEV000011008	4.745
V0000000001852603	JARAMILLO RAMIREZ LUIS F	VEV000011008	6.000
V00000003812711.1	JATAR PENZINI ANA EDITH	VEV000011008	375
V00000003812711.2	JATAR PENZINI ANTONIO	VEV000011008	375
J0000000315681480	JESO INV. INMOBILIARIA II, C.A.	VEV000011008	20.000
V0000000006189253	JIMENEZ RAMIREZ RAFAEL ENRIQUE	VEV000011008	3.746
V0000000015835492	KUZNECOV MENDOZA DANIEL ANTONIO	VEV000011008	1.200
J0000000003431508	LA PRIMERA CASA DE BOLSA C.A	VEV000011008	8.862
V0000000009967977	LANDER SUCRE EDUARDO HENRIQUE	VEV000011008	2.000
V0000000003662991	LARRAZABAL GONZALEZ EDUARDO ELIAS	VEV000011008	923
V0000000000935879	LEFELD BURGUILLOS HANS WALTER	VEV000011008	106.500
V0000000006900875	LEIZAOLA LARTITEGUI I‡AKI	VEV000011008	65.600
V0000000004664850	LEON JOSE ANTONIO	VEV000011008	20.600
V0000000003237154	LE±N MARTINEZ LILIAN ONEIDA	VEV000011008	300
V0000000009601210	LITVACK FUENTES HUBERT ALBERTO	VEV000011008	60
V0000000004530889	LLORENTE CHICOTE GREGORIO	VEV000011008	6.190
V0000000017414652	LLORENTE SUAREZ CRISTINA MARIA	VEV000011008	10.000
V0000000015405451	LLORENTE SUAREZ SYLVIA IRENE	VEV000011008	1.470
V0000000017414651	LLORENTE SUAREZ VIRGINIA MARIA	VEV000011008	3.500
V0000000010805422	LLOVERA PULGAR ANA ISABEL	VEV000011008	2.350
V0000000006976384	LOPEZ GARCIA FERNANDO HERMOGENES	VEV000011008	3.500
V0000000005534882	LOVERA VEGAS JUAN ANTONIO	VEV000011008	174.928
V0000000001858159	LUCKE GIMENEZ YOLANDA	VEV000011008	2.300
V0000000017605211	LUQUE VELASQUEZ JHOSEN ALBERTO	VEV000011008	571
V0000000006091246	MACHADO JUAN ARMANDO	VEV000011008	130.000
E0000000082275140	MAFFI ARIEL CLAUDIO	VEV000011008	2.865
V0000000006967546	MAGUHN TOLEDO MARIA ALEJANDRA	VEV000011008	500
J0000000301515625	MARENA, R.S.L.	VEV000011008	5.567
V0000000001866338	MARINE FERRE JOSE	VEV000011008	200
V0000000010334137	MARQUEZ BUSTAMANTE IVAN ANTONIO	VEV000011008	120
V0000000003129843	MARQUEZ MILANO ROMULO JOSE	VEV000011008	1.039
V0000000013800909	MARQUEZ VELAZQUEZ ALEJANDRO	VEV000011008	250
V0000000002249670	MARTINEZ GOMEZ CARMEN ELENA	VEV000011008	7.500
V0000000010412530	MATOS SALERNI LUIS HUMBERTO	VEV000011008	278
V0000000006555660	MAURY RODRIGUEZ MARIA EUGENIA	VEV000011008	2.705
V0000000004118522	MAYORA CEBALLOS CARMEN JOSEFINA	VEV000011008	100
J0000000312163399	MEADOWWEED PTE LTD	VEV000011008	4.348.192
V0000000000381851	MEDINA ORTEGA SIMON	VEV000011008	3.365
J0000000305419000	MEGAVAL FON.MUT.INV.CAP.ABIE.ENT. I	VEV000011008	7.500
V0000000003027019	MEJIAS ORFILA FRANCISCO AURELIANO	VEV000011008	200
V0000000004350479	MELIAN TRUJILLO JOSE ALBERTO	VEV000011008	13.000
V0000000003177127	MENDEZ DIB AQUILES JOSE LUIS	VEV000011008	183
V0000000006914120	MENDEZ MENDEZ CARLOS FELIPE	VEV000011008	1.089
V0000000006915351	MENDEZ MONTILLA ELEONORA	VEV000011008	100
V0000000002134897	MENDOZA BARRIENTOS GRACIELA	VEV000011008	785
V0000000000041611	MENDOZA DE VELUTINI TULIA VIRGINIA	VEV000011008	6.800
V0000000006555154	MESZAROS REYES MARITZA	VEV000011008	1.166
V0000000001444067	MEWA MORENO GILBERTO	VEV000011008	1.000

CAJA VENEZOLANA DE VALORES

Listado de Accionistas de **Manpa** registrados en la **C.V.V. Caja Venezolana de Valores** al 02 de Octubre de 2008

V0000000005308931	MICALE SANCHEZ FERNANDO	VEV000011008	2.000
V0000000000037522	MICO DE CARDENAS YOLANDA MARGARITA	VEV000011008	57.040
V0000000006932110	MIRAGAYA SANTANA FRANCISCO	VEV000011008	1.000
E0000000082201262	MOESGEN MARC ALAIN	VEV000011008	3.040
V0000000001759616	MONTERREY MULLER LEOPOLDO AUGUSTO	VEV000011008	1.000
V0000000012421560	MONTOYA CORREA ELKIN DE JESUS	VEV000011008	87.254
V0000000002138901	MORANTES DE GONZALEZ GRACIELA	VEV000011008	250
V0000000006548900	MORENO PEREZ JOSE	VEV000011008	900
V0000000001857347	MUNOZ DE LEON HELENA MARGARITA	VEV000011008	550
V0000000004351667	MUTIS VAN SCHERMBEEK HERMAN	VEV000011008	27.597
V0000000011357147	MUÀOZ FALCONI ALVARO JOSE	VEV000011008	4.208
V0000000005426728	NAVARRO PRADA ZORAIDA	VEV000011008	600
V0000000003665695	OLIVARES CALATRAVA SELMA MARIA	VEV000011008	3.385
J0000000303126022	ORSON KRAVITZ VALORES S.A. .	VEV000011008	200
V0000000013530071	PAMATO CHILESE MARCO	VEV000011008	100
V0000000002113431	PAPARONI MICALE FERNANDO	VEV000011008	2.200
V0000000000682621	PARRA FEBRES REINALDO ALBERTO	VEV000011008	1.000
V0000000001719084	PARRA PARDI MARIA ELENA	VEV000011008	4.400
V0000000006916415	PARRA WALLIS INES	VEV000011008	12
V0000000010180202	PAZOS RAICES MANUEL OSCAR	VEV000011008	650
J0000000000669139	PDVSA INSTITUCION FONDO DE AHORROS	VEV000011008	55.000
V00000005304139.1	PENZINI MARTINEZ ISABEL CARLOTA	VEV000011008	375
V00000005304139.2	PENZINI MARTINEZ PEDRO IGNACIO	VEV000011008	375
V0000000001873293	PERALTA JOSE ELI	VEV000011008	11.482
V0000000005532764	PEREZ CASTILLO JOSE ALBERTO	VEV000011008	1.500
V0000000006016652	PEREZ CEDEÀO ALBERTO ANTONIO	VEV000011008	2
V0000000014020504	PEREZ GONZALEZ ALFREDO JOSE	VEV000011008	1.250
V0000000004807097	PEREZ HERNANDEZ NILO EUGENIO	VEV000011008	4.200
V0000000011408653	PEREZ MATUTE JIMMY JOSE	VEV000011008	1.000
V0000000002766008	PEREZ RIVERA CARLOS ANTONIO	VEV000011008	339
V0000000003400008	PERISSE SEOANE JOSE LUIS	VEV000011008	1.500
V0000000002111081	PERUCH COSTA GALLIANO WALTER SERAFI	VEV000011008	67.389
V0000000003815519	PETIT ORTIZ SANTIAGO GERARDO	VEV000011008	1.793
V0000000006308128	PICON CARRILLO MARIA EUGENIA	VEV000011008	750
V0000000001751197	PIERALDI HADDAD CARLOS ALBERTO	VEV000011008	25.350
V0000000002939225	PIERALDI HADDAD GLADYS	VEV000011008	50.250
V0000000010332867	PIFANO GOMEZ ANTONIO CARLOS	VEV000011008	200
V0000000002933366	POBLACION GONZALEZ TOMAS JULIAN	VEV000011008	2.000
V0000000003838896	PONTE BRANOT ANDRES EDUARDO	VEV000011008	6.000
J0000000304646020	PORTAFOLIO DE INVERS.PETROLERA DIVE	VEV000011008	6.820
V0000000009720709	PRISCO FALCIANI ALFONSO	VEV000011008	7.000
J0000000303865089	PROGRAMA DE EXTENSION AGRICOLA ITAL	VEV000011008	76
J0000000308693707	PROMOTORA DE CAPITALES PRODECA,C.A	VEV000011008	16.000
V0000000010112713	PULIDO MELCAN TIBISAY VICTORIA	VEV000011008	1.300
V0000000000775559	PULIDO OCIDE RAFAEL	VEV000011008	1.470
V0000000002092960	QUIÀONES PAEZ RAMON ANTONIO	VEV000011008	1.000
V0000000006008663	RAMIREZ MAURIELLO AMALIA	VEV000011008	600
V0000000003187489	RAMOS RAMIREZ NAPOLEON FERNANDO	VEV000011008	13.091
V0000000003283764	REBOLLEDO LUGO JOSE ANTONIO	VEV000011008	9
J0000000303039650	REPRESENTACIONES ALGHI; C.A.	VEV000011008	1.080
J0000000002277513	REPRESENTACIONES REAL TESORO,C.A. .	VEV000011008	15.500
V0000000006376756	RIVAS HERNANDEZ LEONARDO JOSE	VEV000011008	10.000
V0000000004355639	RODERO OLAY ADORACION	VEV000011008	33
V0000000005533581	RODRIGUEZ ALVAREZ ALEJANDRO	VEV000011008	100
V0000000002897687	RODRIGUEZ MARCIALES MARIANELA	VEV000011008	1.077
V0000000009418722	RODRIGUEZ MENDOZA AQUILES RAMON	VEV000011008	100

CAJA VENEZOLANA DE VALORES

Listado de Accionistas de **Manpa** registrados en la **C.V.V. Caja Venezolana de Valores** al 02 de Octubre de 2008

V0000000006915849	RODRIGUEZ PAREDES MARIELA VIOLETA	VEV000011008	5.518
V0000000002574717	RODRIGUEZ YAJURE FREDDY ARBEL	VEV000011008	40.000
V0000000010485055	ROJAS GUZMAN PABLO ISAAC	VEV000011008	2.620
V0000000006977221	ROJAS TORRES CARLOS ALBERTO	VEV000011008	2.500
V0000000012957766	ROMERO IRIBARREN IGNACIO JAVIER	VEV000011008	1.000
V0000000006496173	ROMERO RODRIGUEZ PEDRO JOSE	VEV000011008	1.180
V0000000007410562	ROQUE ARROYO LUIS ALFREDO	VEV000011008	1.000
V0000000001725241	RUIZ ALMANDOZ ISMAEL JOSE	VEV000011008	11.608
V0000000012640166	RUIZ ARRATIA JOANNEL GINETTE	VEV000011008	840
V0000000011230539	RUIZ OLIVEROS EDMUNDO	VEV000011008	1.000
V0000000005310252	SABATER LANDER OSCAR EDUARDO	VEV000011008	45
V0000000003177146	SAEZ DE IBARRA PLATERO FELIX FLOREN	VEV000011008	73
V0000000002099975	SALVADOR PELAY JOSE ANTONIO	VEV000011008	3.500
V0000000001847271	SANDOVAL PEREZ ALFREDO EDUARDO	VEV000011008	60
V0000000004088365	SANZONE PALMINTERI GIOVANNI	VEV000011008	2.500
V0000000004353851	SCARPONE RANTE JUAN CARLOS	VEV000011008	500
V0000000005217911	SCHOLTZ GONZALEZ HERMAN ALBERTO	VEV000011008	200
V0000000006442683	SCOTTI MATA SALVADOR FRANCISCO	VEV000011008	2.470
V0000000006915171	SEARA MARTA FRANCISCO ANTONIO	VEV000011008	1.700
V0000000003753280	SEIJAS CASTILLO JESUS ALIRIO	VEV000011008	350
J0000000303929940	SERVICIOS ALVAREZ Y ARIAS C.A.	VEV000011008	720
V0000000002130462	SITGES LAPEÑA ENRIQUE	VEV000011008	5.000
V0000000010334991	SOARES BARRIOS MANUEL EDUARDO	VEV000011008	2.000
V0000000011314148	SPIOTTA GARCIA ALESSANDRO	VEV000011008	940
V0000000006289162	TEHLIKIAN CAVALERO JORGE ADRIAN	VEV000011008	478
E0000000001064775	THOMSON PETER GRAHAM	VEV000011008	593
V0000000006977524	TOCCO RIO	VEV000011008	6.033
V0000000001377232	TOVAR ALVARADO JOSE ABRAHAM	VEV000011008	10.000
J0000000304750587	U21 CASA DE BOLSA C.A	VEV000011008	35.702
J0000000075043383	UNIDAD EDUCATIVA EXPERIMENTAL LAS C	VEV000011008	436.805
V0000000006027957	URBINA JUAN MANUEL	VEV000011008	40.251
V0000000003852972	URQUIOLA BATTISTI ALAN ALBERTO	VEV000011008	11.662
V0000000003809826	VALDERRAMA ANA MIREYA	VEV000011008	400
V0000000003767890	VALERO CONTRERAS GLADYS CLEMENCIA	VEV000011008	420
J0000000003696935	VALORES 92,C.A.	VEV000011008	540
J0000000002226099	VALORES VENCRED CASA DE BOLSA, S.A.	VEV000011008	1.520
E0000000082049661	VAN DAM ADRIAAN PIETER GERARD	VEV000011008	51.219
V0000000021131045	VAN DAM DIRK MAARTEN	VEV000011008	10.000
V0000000008723271	VELASQUEZ AZUAJE KEIDY BEATRIZ	VEV000011008	14.900
J0000000313323586	VENAFIN SOCIEDAD DE CORRETAJE DE VA	VEV000011008	99.195
J0000000305532834	VETA HOLDINGS A.V.V.	VEV000011008	2.870
P0000000008800836	VICTORIA HERNANDEZ JAIME	VEV000011008	1.055
J0000000300011348	VIKI INVERSIONES C.A.	VEV000011008	7
V0000000000345693	VILLAREAL DURAN MARIA LUISA AURORA	VEV000011008	3.030
V0000000001722277	VITOLS RIEKSTINS JURIS	VEV000011008	4.010
V0000000010488358	VIVAS PACHECO JENNY MILAGROS	VEV000011008	138
E0000000082270943	WANG JIAYONG	VEV000011008	1.000
V0000000000973302	WLODARCZYK SCHMIDEK EGON	VEV000011008	250
V0000000001817132	ZABALA VELIZ EUNICES JOSEFINA	VEV000011008	500
V0000000004563624	ZAFRA RAMIREZ JHONY DE JESUS	VEV000011008	80.591
V0000000011203569	ZAMBRANO AGUILAR ELY ALEJANDRO	VEV000011008	759
V0000000006404595	ZERPA ARVELO EDGARDO	VEV000011008	1.200
V0000000003657559	ZUBELDIA DE VEGAS ITZIAR	VEV000011008	7.000
V0000000004765495	ZULOAGA POCATERRA PEDRO	VEV000011008	3.200
		Total	**11.562.420**

EL UNIVERSAL

PORQUE DECIDES A DIARIO

CARACAS, VENEZUELA • DOMINGO 5 DE OCTUBRE DE 2008 • BsF 2,50 | Bs 2.500 • AÑO C • Nº 35.647 • DEPÓSITO LEGAL PP-190901DF43

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. F. 45.882.000,00
Capital Suscrito: Bs. F. 22.941.000,00
Capital Pagado: Bs. F. 22.941.000,00
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 981 de fecha 2 de octubre de 2008 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 2 de octubre de 2008 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario de veinticinco céntimos de Bolívar Fuerte (Bs.F. 0,25) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2007, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 10 de octubre de 2008 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 17 de octubre de 2008 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 05 de octubre de 2008

www.el-nacional.com

Bs. F. 2,5

EL NACIONAL

CARACAS
VENEZUELA

AÑO LXVI
#23.388
FUNDADO EN 1943
SEGUNDA EDICION

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. F. 45.882.000,00
Capital Suscrito: Bs. F. 22.941.000,00
Capital Pagado: Bs. F. 22.941.000,00
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 981 de fecha 2 de octubre de 2008 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 2 de octubre de 2008, por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario de veinticinco céntimos de Bolívar Fuerte (Bs.F. 0,25) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2007, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 10 de octubre de 2008 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 17 de octubre de 2008 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaito.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 05 de octubre de 2008

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------

[Letterhead of MANPA]

Caracas, September 25, 2008.

Citizen

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Public Offer of Securities

City.

Attention: National Securities Registry

Dear sirs:

In order to comply with the relevant purposes, attached hereto please find 10 Prospectus corresponding to Issue 2008-I of Commercial Papers at bearer of "Manufacturas de Papel C.A. (MANPA), S.A.C.A."

There being no further matter to discuss, we are at your order for any further explanation,

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager.

mfioravanti@manpa.com.ve

Phone 9012335/ 9012329

Fax 9012317 ---

Translator's Note: At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2008 September 25 OM 3:15. File Received." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November the 13th, 2008.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

2008 SET 25 P 3: 15

Caracas, 25 de septiembre de 2008.

SEÑORES
COMISION NACIONAL DE VALORES
Oferta Pública de Títulos Valores
Ciudad.-

Atención: **Registro Nacional de Valores**

Estimados señores:

Para los fines pertinentes, anexo a la presente sírvase encontrar la cantidad de 10 Prospectos correspondientes a la Emisión 2008-I de Papeles Comerciales al portador de Manufacturas de Papel C.A (MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

Divición Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474810 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas 11 de Septiembre de 2008

Señores:
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Registro Nacional de Valores

Anexo le estamos enviando original de la planilla de deposito por la cantidad de BsF. 55.200,oo correspondientes a la inscripción de los papeles comerciales al portador de Manufacturas de Papel, C.A. (MANPA) SACA Emisión 2008-I.

COMISION NACIONAL DE VALORES
2008 SET 11 P 2:06

Sin mas que agregar.

Atentamente,

Leticia Level
Gerente de Planificación Corporativa
llevel@manpa.com.ve
Teléfono: 901-22-45 Fax: 901.23.17

'08 DEC 15 A 6:53

BBVA Banco Provincial

BANCO PROVINCIAL, S.A., CARACAS - VENEZUELA, R.I.F.: J-00002967-9

DEPOSITO A CUENTA CORRIENTE

DOCUMENTOS OTROS BANCOS
FECHA : 11-09-08
NRO.MOV: 000016441

NUMERO DE CUENTA: 0108-0027-71-0100404726
TITULAR : COMISION NACIONAL DEVALORES

NRO.CHEQUE	NOMBRE BANCO	IMPORTE BSF	
016062475	BANESCO BANCO CO	*********55,200.00	IMPORTE EN EFECTIVO ***************0.00 IMPORTE EN DCTOS. P/B ***************0.00 IMPORTE EN DCTOS. O/B *********55,200.00 IMPORTE DE COMISION ***************0.00

CANT.DOCUMENTOS:000001

TOTAL DEPOSITO: *********55,200.00 BSF
CINCUENTA Y CINCO MIL DOSCIENTOS 00/100 BOLIVAR F**********************************

NOMBRE,APELLIDO,FIRMA Y DCTO.IDENT. FIRMA Y SELLO CAJERO.
CLAVE DE VALIDACION:B633/IFV6/VP30608/000016441/12:39:30 PAG: 1/ 1

813|740

COMISION NACIONAL DE VALORES
2008 SET 11 P 2:06
ARCHIVO RECIBIDO

Manpa, C.A.

BANCO

MOD. 1013035 (10-2006)

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------

[Letterhead of MANPA]

Caracas, September 11, 2008.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City

Attention: National Securities Registry

Attached please find the original of the deposit slip amounting to BsF55,200.00 corresponding to registration of commercial papers at bearer of "Manufacturas de Papel C.A. (MANPA), S.A.C.A."

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 9012245

Fax 9012317 --

Translator's Note: At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2008 September 11 PM 2:06. File Received." Next there is a deposit slip of "Banco Provincial" dated 09/11/08 Deposit to

current account No.0108-0027-71-0100404726 Holder: National Securities and Exchange Commission. Total deposit BsF55,200.00 --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November the 13th, 2008.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------

[Letterhead of MANPA]

Caracas, September 16, 2008.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City

Attention: National Securities Registry

Attached please find the original of the deposit slip amounting to BsF55,200.00 corresponding to registration of unsecured bonds at bearer of "Manufacturas de Papel C.A. (MANPA), S.A.C.A."

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 9012245

Fax 9012317 --

Translator's Note: At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2008 September 16 PM 3:31. File Received." Next there is a deposit slip of "Banco Provincial" dated 09/16/08 Deposit to

current account No.0108-0027-71-0100404726 Holder: National Securities and Exchange Commission. Total deposit BsF55,200.00 ---------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November the 13th, 2008.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072
Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina (ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474810 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISION NACIONAL DE VALORES
2008 SET 16 P 3: 31
ARCHIVO RECIBIDO

Caracas 16 de Septiembre de 2008

Señores:
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Registro Nacional de Valores

Anexo le estamos enviando original de la planilla de deposito por la cantidad de BsF. 55.200,oo correspondientes a la inscripción de las obligaciones quirografarias al portador de Manufacturas de Papel, C.A. (MANPA) SACA Emisión 2008-I.

Sin mas que agregar.

Atentamente,

Leticia Level
Gerente de Planificación Corporativa
llevel@manpa.com.ve
Teléfono: 901-22-45 Fax: 901.23.17

BBVA Banco Provincial

DEPOSITO A CUENTA CORRIENTE

NUMERO DE CUENTA: 0108-0027-71-0100404726
TITULAR : COMISION NACIONAL DEVALORES

DOCUMENTOS OTROS BANCOS
FECHA : 16-09-08
NRO.MOV: 000016457

NRO.CHEQUE	NOMBRE BANCO	IMPORTE BSF
032062378	BANESCO BANCO CO	*********55,200.00

IMPORTE EN EFECTIVO ***************0.00
IMPORTE EN DCTOS. P/B ***************0.00
IMPORTE EN DCTOS. O/B *********55,200.00
IMPORTE DE COMISION ***************0.00
CANT.DOCUMENTOS:000001

TOTAL DEPOSITO: *********55,200.00 BSF
CINCUENTA Y CINCO MIL DOSCIENTOS 00/100 BOLIVAR F**********************************

NOMBRE,APELLIDO,FIRMA Y DCTO.IDENT. FIRMA Y SELLO CAJERO.
CLAVE DE VALIDACION:8633/IFV6/VP12695/000016457/14:44:13 PAG: 1/ 1

COMISION NACIONAL DE VALORES
2008 SET 16 P 3:31
ARCHIVO RECIBIDO

Banco Provincial
OFIC. CORPORATIVA CARACAS
16 SET. 2008
RECIBIDO

CLIENTE

MOD. 1013035 (10-2006

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, September 25, 2008

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Public Offer of Securities

City.-

Attn. National Registry of Securities

Dear Sirs:

Enclose hereto please find one (1) original and three (3) copies of the newspaper ad corresponding to issue 2008-I, Series 1 of Commercial Papers at bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317--

[Logotype of MANPA]

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,882,000.00

Capital Paid-in Bs. 22,941,000.00

Subscribed Capital Bs.22,941,000.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUE 2008-I

The authorization granted by the National Securities and Exchange Commission for the present Issue was registered with the National Securities and Exchange Registry as of September 05, 2008 as per Resolution No.181-2008 for the maximum amount of BsF.30,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 18, 2008 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issue and Public Offer of Commercial Papers in its meeting No. 977 held on June 27, 2008.

On September 25, 2008 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on June 27, 2008 agreed the issue of the present series:

TOTAL AMOUNT OF SERIES I

BsF.6, 000,000.00

The present series is represented by a Sole Bond amounting to BsF.6,000,000.00 which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, S.A. Banco Universal

PLACEMENT PRICE: At discount

YIELDING
% annual

PLACE AND DATE OF ISSUANCE:

Caracas, October 01, 2008

MATURITY DATE: Caracas, March 31, 2009

360-day basis

TERM: **181 days**

PAYMENT FASHION: **Par value payable upon maturity**

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "A": Subcategory "A1"

FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A. Category "A": Subcategory "A1"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Bolivars (BsF.100.00).

PLACEMENT AT BIGGER EFFORTS

PLACEMENT AGENT : VALORES VENCRED CASA DE BOLSA, S.A.

[Address & phones]

Please request the aforementioned Placement Agent the Issue Prospectus authorized by the National Securities and Exchange Commission or access www.manpa.com.ve

Primary placement of bonds will begin on October 01, 2008 and have a term of 15 continuous days.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION.---

Translator's Note:

At the upper margin of each of the two (2) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION. September 25, 2008 P.M. 3:13. FILE RECEIVED." --------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November the 13th, 2008.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina (ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISION NACIONAL DE VALORES
2008 SET 25 P 3:13
ARCHIVO RECIBIDO

Caracas, 25 de septiembre de 2008.

SEÑORES
COMISION NACIONAL DE VALORES
Oferta Pública de Títulos Valores
Ciudad.-

Atención: **Registro Nacional de Valores**

Estimados señores:

Anexo a la presente sírvase encontrar un (01) original y tres (3) copias del Aviso de Prensa correspondiente a la emisión 2008-I, Serie 1 de Papeles Comerciales al portador de Manufacturas de Papel C.A (MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

ISION NACIONAL
VALORES

2008 SET 25 P 3: 13

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MANPA

Capital Autorizado:	Bs.F. 45.882.000,00
Capital Pagado:	Bs.F.. 22.941.000,00
Capital Suscrito:	Bs.F. 22.941.000,00

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2008-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 05 de Septiembre de 2.008 según Resolución No. 181-2008, por un monto máximo de Bs.F. 30.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.

La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 18 de Abril de 2.008 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No 977 celebrada el 27 de Junio de 2.008.

El Vicepresidente Corporativo de Finanzas de MANPA, el 25 de septiembre de 2.008, mediante atribuciones conferidas en reunión de Junta Directiva del 27 de Junio de 2.008, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE 1
Bs.F. 6.000.000,00

La presente serie está representada por un Titulo Unico por el monto de Bs.F. 6.000.000,oo , el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.

El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A Descuento

RENDIMIENTO

% anual
Base 360 Días

LUGAR Y FECHA DE EMISION: Caracas, 01 de octubre de 2008
FECHA DE VENCIMIENTO: Caracas, 31 de marzo de 2009
PLAZO: 181 días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

CALIFICACION DE RIESGO

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	Categoría "A" Subcategoría "A1"
FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A	Categoría "A" Subcategoría "A1"

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión no podrá ser inferior a Cien Bolívares (Bs.F. 100.,00)

COLOCACIÓN A MAYORES ESFUERZOS
AGENTE DE COLOCACION

VALORES VENCRED CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.68.60 806.68.71

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado o consulte en la página web: www.manpa.com.ve.

La colocación primaria de los títulos se iniciará el 01 de octubre de 2.008, con un plazo de 15 días continuos.

PUBLICIDAD AUTORIZADA POR LA COMISION NACIONAL DE VALORES

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, September 25, 2008.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Registry of Securities

Dear Sirs:

Enclose hereto please find the certification of the conditions, fashions and other matters of the Series 1 of issue of Commercial Papers 2008-I at bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317--

[Letterhead of MANPA]

Caracas, September 25, 2008.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5534882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by minute No. 977 of the Board of Directors dated June 27, 2008 do hereby declare that:

The conditions, fashions and other matters for the Series 1 of Issue of Commercial Papers 2008-I are as follows:

Securities:

Commercial Papers at Bearer.

Total amount authorized for issue:

Thirty Thousand Million Strong Bolivars with 00/100 (Bs.30,000,000.00).

Total amount of the Series 1:

Six Million Strong Bolivars with 00/100 (Bs.6,000,000.00).

Type of Placement:

Placement at bigger efforts, acting as placement agent:

Valores Vencred Casa de Bolsa, S.A.

This series is represented by a Sole Title amounting to BsF.6,000,000.00, which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent, which in turn will issue Negotiable Custody Certificates equal to the number of Investors owning the series.

Place and date of issuance:

Caracas, October 1, 2008.

Maturity Date:

Caracas, March 31, 2009

Term:

181 days.

Placement price:

At discount.

Yielding:

The corresponding yielding of securities will be set with two (2) days prior the date of beginning placement, which will be published in a newspaper ad on the day of placement. The yielding will be calculated based on a month of thirty (30) days, a year of three hundred sixty (360) days.

Payment place:

Securities par value will be paid at maturity upon submission of custody certificate at the business premises of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto – Caracas, Phone 9012335.

It is hereby understood that primary placement of series which characteristics have been described herein will be carried out on October 01, 2008 and the regulations in effect regarding capital market and particularly, in regard to the "Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers" issued by the National Securities and Exchange Commission shall be complied with.

Offer term:

Fifteen (15) continuous days from October 01, 2008.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

jlovera@manpa.com.ve

Phone 9012335 Fax 9012317--

Translator's Note:

At the upper margin of each of the three (3) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2007. September 25, 2008 P.M. 3:14. FILE RECEIVED." – The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 13th, 2008.

INTERPRETE PUBLICO

JUDITH HERNANDEZ-MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

2008 SET 25 P 3: 10

Caracas, 25 de Septiembre de 2008.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Registro Nacional de Valores

Estimados señores:

Anexo a la presente sírvase encontrar la certificación de las condiciones y modalidades y demás para la Serie 1 de la emisión de Papeles Comerciales 2008-I al portador, de Manufacturas de Papel C.A.(MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club. Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

2008 SET 25 P 3: 14

ARCHIVO
RECIBIDO

Caracas, 25 de Septiembre de 2008.

CERTIFICACION

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva No. 977 de fecha 27 de Junio de 2008 declaro:

Las condiciones, modalidades y demás para la Serie 1 de la emisión de Papeles Comerciales 2008-I son las siguientes:

Títulos:	Papeles Comerciales al Portador
Monto total autorizado de la emisión:	Treinta Millones de Bolívares Fuertes con 00/100 (Bs. 30.000.000,00)
Monto total de la Serie 1:	Seis Millones de Bolívares Fuertes con 00/100. (Bs. 6.000.000,00)
Tipo de colocación:	Colocación a mayores esfuerzos, actuando como agente de colocación: Valores Vencred Casa de Bolsa S.A.

Esta serie está representada por un Titulo Unico por el monto de Bs.F 6.000.000.00, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de Inversionistas que posea la serie.

Lugar y fecha de emisión:	Caracas, 01 de Octubre de 2008
Fecha de vencimiento:	Caracas, 31 de Marzo de 2009
Plazo:	181 días
Precio de la colocación:	A descuento

Rendimiento:	El respectivo rendimiento de los títulos se fijara con dos (02) días de anterioridad a la fecha de inicio de la colocación, la cual será publicada mediante aviso de prensa, el día de la colocación. El mismo se calculará en base al mes de treinta (30) días, año de trescientos sesenta días (360)
Lugar de pago:	El Valor Nominal de los títulos, serán pagados a su vencimiento, contra presentación del certificado de custodia, en las oficinas de Manufacturas de Papel, C.A. (Manpa) S.A.C.A. ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito – Caracas, Teléfono 9012335

Queda entendido que la colocación primaria de la serie cuyas características se han descrito se realizará el 01 de Octubre de 2008 y que deberá cumplirse a este respecto la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Emisión, Oferta Publica y Negociación de Papeles Comerciales" emanadas de la Comisión Nacional de Valores.

Plazo de oferta:	Quince (15) días continuos a partir del 01 de Octubre de 2008.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas
jlovera@manpa.com.ve
Teléfono: 901 23 35 FAX: 901 23 17

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, September 16, 2008.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City

Attention: National Securities Registry

Dear sirs:

We do hereby notify you that on September 3, 2008 SERIES 7 corresponding to Issue 2007-I of Commercial Papers of "Manufacturas de Papel C.A. (MANPA), S.A.C.A." amounting to BsF3,000,000.00 issued on May 6, 2008 until September 3, 2008 for a 120-day term at a yearly 18% was paid.

The amount paid amounted to THREE MILLION Strong Bolivars with no cents (BsF3,000,000.00). In this connection, attached please find letters addressed to Banco Venezolano de Crédito and Banco Provincial, authorizing accrediting to accounts of holders of Commercial Papers of this series.

This Series was not renewed.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA 2

mfioravanti@manpa.com.ve

Phone 9012235/ 9012329

Fax 9012317 --

Caracas, September 3, 2008.

TES-E-427

Messrs

BANCO PROVINCIAL

Present

Attn.: Luis Rodríguez

We do hereby authorize debiting on value date 9/3/2008 from Current Account No.0108-0054-550100090796 belonging to Manufacturas de Papel C.A. (MANPA) S.A.C.A. RIF (Identification tax Number) J-00023530-9 the amount of NINE HUNDRED EIGHTY-SIX THOUSAND FIVE HUNDRED STRONG BOLIVARS WITH NO CENTS (BsF.986,500.00) to make a transfer as follows:

AMOUNT:	BsF 986,500.00
BENEFICIARY:	"FONDO DE AHORRO DE LOS TRABAJADORES DE MANPA" (MANPA EMPLOYEES´ FUND)
BANK:	PROVINCIAL
ACCOUNT:	0108-0054-4501-000-1114
REFERENTE:	COMERCIAL PAPERS SERIES 2007-I-7 Maturity 9-3-2008

Sincerely,

Manufacturas de Papel C.A. (MANPA) S.A.C.A. (signed) Illegible.

Manufacturas de Papel C.A. (MANPA) S.A.C.A. (signed) Illegible.-----------------------

Caracas, September 3, 2008.

TES-E-426

Messrs

BANCO VENEZOLANO DE CRÉDITO

Present

Attn.: Luis Rodríguez

We do hereby authorize debiting on FV 03-09-2008 from Current Account No.0104-0001-51-0010222125 the amount of TWO MILLION THIRTEEN THOUSAND FIVE HUNDRED STRONG BOLIVARS WITH NO CENTS (BsF.2,013,500.00) for maturity of Commercial Papers of Series 2007-I/2007-I-7. These funds shall be credited to the Accounts holders of Commercial Papers keep with Banco Venezolano de Crédito, according to the following detail:

Client	Account	Amount BsF
TRUST BANCO VENEZOLANO DE CRÉDITO	01040001580010039584	2,000,000.00
BORGES DE RODRÍGUEZ EDITH COROMOTO	01040044901440000386	11,500.00
BUITRIAGO RODRÍGUEZ JOHAN EZEQUIEL	01040021080210079289	2,000.00

Total BsF2,013,500.00

Sincerely,

Manufacturas de Papel C.A. (MANPA) S.A.C.A. (signed) Illegible.

Manufacturas de Papel C.A. (MANPA) S.A.C.A. (signed) Illegible.-----------------------

Translator's Note: At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2008 September 17 PM 2:43. File Received." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November the 13th, 2008.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos (0243) 2401235 - 2401236
Bolsas:
Teléfonos (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos (0212) 9012311
www.manpa.com.ve

Caracas, 16 de Septiembre de 2008

COMISION NACIONAL DE VALORES
2008 SET 11 P 2:43
RECIBIDO
ARCHIVO

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atn. Registro Nacional de Valores

Estimados señores:

Por medio de la presente les notificamos que en fecha 03 de septiembre de 2008, se procedió a cancelar la SERIE 7 correspondiente a la Emisión 2007-I de Papeles Comerciales de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs.F 3.000.000,oo emitida en fecha 06 de Mayo de 2008 hasta el 03 de Septiembre de 2008, por un plazo de 120 días, al 18,oo% anual .

El monto cancelado alcanzó la cantidad de TRES MILLONES CON 00/100 Bolívares Fuertes (Bs.F 3.000.000,oo). En este sentido se anexan copias de las cartas dirigidas al Banco Venezolano de Crédito y Banco Provincial, autorizando a acreditar a las cuentas de los tenedores de Papeles Comerciales de esta serie.

Esta Serie no se renovó.

Sin más a que hacer referencia,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

., Imprimir, Escribir, Embalar:
. (0243) 2401124 - 2401121
. Higiénicos:
..onos: (0243) 2407511 - 2407534
..visión Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parqu
Urb. El Bosque, Torre Country Club, Piso 1
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISION NACIONAL DE VALORES
2008 SET 17 P 2:43
ARCHIVO RECIBIDO

Caracas, 03 de Septiembre de 2008
TES-E-427

Señores.
BANCO PROVINCIAL
Presente.-

Aten: Luis Rodríguez

Por medio de la presente autorizamos a debitar en fecha valor **03/09/2008** de la Cuenta Corriente Nº 0108-0054-550100090796 de **Manufacturas de Papel C.A. (MANPA) S.A.C.A RIF. J-00023530-9** la cantidad de **NOVECIENTOS OCHENTA Y SEIS MIL QUINIENTOS BOLIVARES FUERTES CON 00/100 (Bs.F 986.500,00)** para realizar una transferencia de acuerdo a las siguientes instrucciones:

MONTO:	**Bs.F 986.500,00**
BENEFICIARIO:	**FONDO DE AHORRO DE LOS TRABAJADORES DE MANPA.**
BANCO:	**PROVINCIAL**
CUENTA:	**0108-0054-4501-000-1114**
REFERENCIA:	**PAPELES COMERCIALES SERIE 2007-I-7 Vencimiento 03-09-2008**

Sin más que agregar,

Atentamente,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

...pel, Imprimir, Escribir, Embalar:
...s: (0243) 2401124 - 2401121
...n Higiénicos:
...onos: (0243) 2407511 - 2407534
...visión Conversión
...Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397481 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISION NACIONAL DE VALORES
2008 SET 17 P 2:43
ARCHIVO RECIBIDO

Caracas, 03 de Septiembre de 2008
TES-E-426

SEÑORES
BANCO VENEZOLANO DE CREDITO
PRESENTE.

ATN. SORAYA SÁNCHEZ

Estimados Señores:

Por medio de la presente autorizamos a debitar en **FV 03-09-2008**,de la cuenta corriente No. 0104-0001-51-0010222125, la cantidad de **DOS MILLONES TRECE MIL QUINIENTOS CON 00/100 BOLIVARES FUERTES (Bs.F 2.013.500,oo)** por vencimiento de Papeles Comerciales de la Serie 2007-I /2007-I-7. Estos fondos deberán ser acreditados en las Cuentas que mantienen los tenedores de Papeles Comerciales en el Banco Venezolano de Crédito, según relación anexa:

Cliente	Cuenta.	Monto BS.F
FIDEICOMISO BANCO VENEZOLANO DE CREDITO	01040001580010039584	2.000.000,00
BORGES DE RODRÍGUEZ EDITH COROMOTO	01040044901440000386	11.500,00
BUITRAGO RODRÍGUEZ JOHAN EZEQUIEL	01040021080210079289	2.000,00

TOTAL Bs.F. 2.013.500,00

Sin más que agregar.

Atentamente,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

END